Filed pursuant to Rule 424(b)(4) Registration No. 333-248280 28,000,000 Shares CLASS A COMMON STOCK This is an initial public offering of shares of Class A common stock of Snowflake Inc. Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share is $120.00 . Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “SNOW.” We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock. We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 98.5% of the voting power of our outstanding capital stock immediately following this offering and the concurrent private placements, with our directors, executive officers, and principal stockholders representing approximately 70.2% of such voting power. Each of Salesforce Ventures LLC and Berkshire Hathaway Inc. have entered into an agreement with us pursuant to which they have each agreed to purchase $250 million of our Class A common stock in a private placement at a per share price equal to the initial public offering price. Our agreements with each of Salesforce Ventures LLC and Berkshire Hathaway Inc. are contingent upon, and are scheduled to close immediately subsequent to, the closing of this offering as well as the satisfaction of certain conditions to closing as further described in the section titled “Concurrent Private Placements.” Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Per Share Total Initial public offering price........................................................................ $ 120.00 $ 3,360,000,000 Underwriting discount(1)........................................................................... $ 3.78 $ 105,840,000 Proceeds, before expenses, to us........................................................... $ 116.22 $ 3,254,160,000 ________________ (1) See the section titled “Underwriting” for a description of compensation payable to the underwriters. To the extent that the underwriters sell more than 28,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 4,200,000 shares of Class A common stock at the initial public offering price less the underwriting discount. The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on September 18, 2020. Goldman Sachs & Co. LLC Morgan Stanley J.P. Morgan Securities LLC Allen & Company LLC Citigroup Credit Suisse Barclays Deutsche Bank Securities Mizuho Securities Truist Securities BTIG Canaccord Genuity Capital One Securities Cowen D.A. Davidson & Co. JMP Securities Oppenheimer & Co. Piper Sandler Stifel Academy Securities Loop Capital Markets Ramirez & Co., Inc. Siebert Williams Shank September 15, 2020

REIMAGINING DATA MANAGEMENT FOR THE CLOUD

Data Volume
Performance
Utility Model
Instant Elasticity
Ease of Use

RISE OF THE DATA CLOUD

DATA CLOUD
Content Vector & Network Effects
2020
CLOUD DATA PLATFORM
Workload & User Expansion
2019
CLOUD DATA WAREHOUSE
Superior Performance
2014
CLOUD NATIVE ARCHITECTURE

121%
Revenue Growth Q2 YOY[1]

158%
Net Retention[2]

3,117
Customers[2]

56
$1M+ Customers[2]

500M+
Daily Queries[3]

71
NPS[4]

All data is as of July 31, 2020, unless otherwise indicated.

1. Our net loss was $178.0 million and $348.5 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $177.2 million and $171.3 million for the six months ended July 31, 2019 and 2020, respectively.
2. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on Net Revenue Retention Rate, Total Customers, and Customers with Trailing 12-Month Product Revenue Greater than $1 Million.
3. Average across all of our customer accounts from July 1, 2020 to July 31, 2020. The number of daily queries does not directly correlate with revenue, as revenue is further dependent upon the duration of such queries, the type of resource used, and the volume of data processed for the queries, among other factors.
4. As of May 2020. Net Promoter Score is a third-party measurement of customer satisfaction.

STRONG MOMENTUM

TOTAL QUARTERLY REVENUE (MILLIONS)*

121%
Q2 YOY Growth
$29
$37
$44
$60
$73
$88
$109
$133
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21

* Fiscal year ended January 31.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (SEC). Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
Through and including October 10, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Snowflake,” the “company,” “we,” “our,” “us,” or similar terms refer to Snowflake Inc. and its subsidiaries.
SNOWFLAKE INC.
We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we are pioneering the Data Cloud, an ecosystem where Snowflake customers, partners, and data providers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.
Our Cloud Data Platform is the innovative technology that powers the Data Cloud. Our platform enables customers to consolidate data into a single source of truth to drive meaningful business insights, build data-driven applications, and share data. We deliver our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.
Our platform solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, or create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.
Our cloud-native architecture consists of three independently scalable layers across storage, compute, and cloud services. The storage layer ingests massive amounts and varieties of structured and semi-structured data to create a unified data record. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases without latency. The cloud services layer intelligently optimizes each use case’s performance requirements with no administration. This architecture is built on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.
Our platform supports a wide range of use cases that enable our customers’ most important business objectives, including data engineering, data lake, data warehousing, data science, data applications, and data sharing. For example, CIOs choose us to help migrate petabytes of raw data to the public cloud and transform it into analytics-ready data. CMOs choose us to create 360-degree customer views. Business leaders choose us to distill insights from their most important business metrics. Data scientists choose us to simplify data transformation to build better machine learning algorithms. Businesses choose us as the analytical engine to power their digital services. CEOs choose us as a strategic partner to accelerate their cloud strategies and deliver new revenue-generating services. From July 1, 2020 to July 31, 2020, we processed an average of 507 million daily queries across all of our customer accounts, up from an average of 254 million daily queries during the corresponding month of the prior fiscal year.
Our business benefits from powerful network effects. The Data Cloud will continue to grow as organizations move their siloed data from cloud-based repositories and on-premises data centers to the Data Cloud. The more customers adopt our platform, the more data can be exchanged with other Snowflake customers, partners, and data providers, enhancing the value of our platform for all users. We believe this network effect will help us drive our vision of the Data Cloud.
Our platform is used globally by organizations of all sizes across a broad range of industries. As of July 31, 2020, we had 3,117 customers, increasing from 1,547 customers as of July 31, 2019. As of July 31, 2020, our customers included seven of the Fortune 10 and 146 of the Fortune 500, based on the

2020 Fortune 500 list, and those customers contributed approximately 4% and 26% of our revenue for the six months ended July 31, 2020, respectively. As our customers experience the benefits of our platform, they typically expand their usage significantly, as evidenced by our net revenue retention rate, which was 158% as of July 31, 2020. The number of customers that contributed more than $1 million in trailing 12-month product revenue increased from 22 to 56 as of July 31, 2019 and 2020, respectively.
We have achieved significant growth in recent periods. For the fiscal years ended January 31, 2019 and 2020, our revenue was $96.7 million and $264.7 million, respectively, representing year-over-year growth of 174%. For the six months ended July 31, 2019 and 2020, our revenue was $104.0 million and $242.0 million, respectively, representing year-over-year growth of 133%. Our net loss was $178.0 million and $348.5 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $177.2 million and $171.3 million for the six months ended July 31, 2019 and 2020, respectively.
Industry Background
Important technology and industry trends are changing the ways organizations leverage their data, including:
•Data is becoming paramount to business success. Data is at the heart of business innovation. Recognizing this trend, organizations everywhere are seeking ways to transform their businesses by capturing, analyzing, and mobilizing data.
•The explosion of data is offering richer insights. The proliferation of data provides valuable insights for organizations, including key business and performance metrics, customer attributes and behavior, and product strengths and capabilities.
•Cloud adoption is accelerating and diversifying. The public cloud is becoming the new center of gravity for data as organizations migrate from static on-premises IT architectures to global, dynamic, and multi-cloud architectures.
•Everyone is becoming a data consumer. The increasing importance of data in the digital economy is empowering every role and function within an organization to become a mainstream data consumer.
•Technology consumption is moving from fixed capacity to utility. We believe that business models are evolving from a fixed capacity, where customers often pay for unused software, to a utility model, where customers pay only for the resources they consume.
Limitations of Existing Data Technologies
Many organizations have attempted to capture the value of data using solutions built on on-premises legacy database or big data architectures. Legacy database architectures have inherent scalability and capacity constraints and were not originally designed for the adoption of cloud-based workloads. These shortcomings have resulted in data silos, governance challenges, and limited business insights. Big data architectures have attempted to solve the problem of data silos with large pools of cost-effective storage, but in doing so have often created data integrity and governance challenges. In recent years, cloud-based companies, including certain public cloud providers, have introduced solutions that are derived from legacy database and big data architectures. Despite being deployed in the public cloud, these solutions generally suffer from the same limitations due to weaknesses in the underlying architectures.
These existing solutions have some or all of the following limitations:
•Not built for today’s dynamic and diverse data requirements. Legacy database architectures typically fail to capture, manage, organize, and classify semi-structured data. Big data architectures can capture diverse data types, but the data is generally stored in inconsistent formats requiring transformation prior to use, often resulting in errors and duplicates.
•Inability to support large data volumes. Legacy database architectures suffer from storage capacity constraints, redundant data storage, and insufficient compute resources to ingest and transform ever-increasing volumes of data. Big data architectures can often take hours or days to query larger data sets, limiting speed and relevancy of data.

•Inability to simultaneously support many use cases and users. Legacy database architectures only allow a subset of users or use cases to be effectively addressed at any given point in time. Big data architectures often lack the ability to guarantee the consistency and integrity of data when accessed and manipulated.
•Lack of optimized price-performance. Solutions built on legacy database and big data architectures are often time-consuming and costly to operate and require manual organization of data prior to use.
•Difficult to use. Solutions built on big data architectures often result in project failures due to the significant amount of effort required to configure the infrastructure. Because they require different programming languages, the implementation of these architectures regularly requires analysts to learn new skills to query data.
•Expensive to manage and maintain. Legacy database and big data architectures often require maintenance of the underlying infrastructure, upgrades and patches, and system configuration.
•Inability to support a multi-cloud, cross-region strategy. Solutions built on legacy database architectures by public cloud providers are typically only intended to run on specific infrastructures and in specific regions, limiting the flexibility to distribute and share data across public clouds and regions or select optimal functionality.
•Inability to facilitate data sharing. Solutions built on legacy database and big data architectures generally result in data copies, data security concerns, and poor governance when facilitating data sharing.
The Rise of the Data Cloud
Data silos have been an enduring challenge blocking organizations from realizing the full value of their data. To solve this problem, organizations have invested billions of dollars in disparate on-premises systems, infrastructure clouds, and application clouds. Yet, the data silo problem persists.
The Data Cloud is our vision of a world without data silos, allowing organizations to access, share, and derive better insights from their data.
Our Solution
Our Cloud Data Platform is built on a cloud-native architecture that leverages the massive scalability and performance of the public cloud. Key elements of our platform include:
•Diverse data types. Our platform integrates and optimizes both structured and semi-structured data as a common data set, without sacrificing performance or flexibility.
•Massive scalability of data volumes. Our platform leverages the scalability and performance of the public cloud to support growing data sets without sacrificing performance.
•Multiple use cases and users simultaneously. Our platform makes compute resources dynamically available to address the demand of as many users and use cases as needed.
•Optimized price-performance. Our platform uses advanced optimizations to efficiently access only the data required to deliver the desired results. It delivers speed without the need for tuning or the expense of manually organizing data prior to use.
•Easy to use. Our platform delivers instant time to value with a familiar query language and consumption-based business model, reducing hidden costs.
•Delivered as a service with no overhead. Our platform is delivered as a service, eliminating the cost, time, and resources associated with managing underlying infrastructure.
•Multi-cloud and multi-region. Our platform is available on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.

•Seamless and secure data sharing. Our platform enables governed and secure sharing of live data within an organization and externally across customers and partners, generally without copying or moving the underlying data. When sharing data across regions and public clouds, our platform allows customers to easily replicate data and maintain a single source of truth.
Key Benefits to our Customers
Our platform eliminates data silos, empowers secure and governed access to data, and removes infrastructure complexity freeing organizations to drive holistic insights across their business and address new market opportunities. It enables customers to:
•transform into data-driven businesses;
•consolidate data into a single, analytics-ready source of truth;
•increase agility and augment insights through seamless data sharing;
•create new monetization streams and data-driven applications;
•benefit from a global multi-cloud strategy;
•reduce time spent managing infrastructure; and
•enable greater data access through enhanced data governance.
Our Opportunity
Based on our own estimates, we believe the addressable market opportunity for our Cloud Data Platform is approximately $81 billion as of January 31, 2020.
According to IDC, the markets for Analytics Data Management and Integration Platforms and Business Intelligence and Analytics Tools, which we believe we address, will have a combined value of $56 billion by the end of 2020 and $84 billion by the end of 2023.
Our data sharing opportunity has not been defined or quantified by any research institutions. However, we believe that this opportunity is substantial and largely untapped.
Our Growth Strategies
Our strategy is to advance the Data Cloud through the adoption of our platform. We intend to continue making significant investments both domestically and internationally in sales and marketing, research and development, and our partner ecosystem to drive our growth. Key elements of our strategy include:
•innovate and advance our platform;
•drive growth by acquiring new customers;
•drive increased usage within our existing customer base;
•expand our global footprint;
•expand data sharing across our global ecosystem; and
•grow and invest in our partner network.

Risk Factors
Investing in our Class A common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include, but are not limited to, the following:
•We have a limited operating history, which makes it difficult to forecast our future results of operations.
•We may not have visibility into our financial position and results of operations.
•We have a history of operating losses and may not achieve or sustain profitability in the future.
•The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.
•If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed.
•If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.
•We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.
•We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.
•Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.
•Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.
•The COVID-19 pandemic could have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.
•The dual class structure of our common stock will have the effect of concentrating voting control with our existing stockholders, executive officers, directors, and their affiliates, which will limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests.
Corporate Information
We were incorporated in Delaware in July 2012 under the name Snowflake Computing, Inc. We changed our name to Snowflake Inc. in April 2019. Our principal executive offices are located at 450 Concar Drive, San Mateo, California 94402, and our telephone number is (844) 766-9355. Our website address is www.snowflake.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
The Snowflake logo, “Snowflake,” and our other registered and common law trade names, trademarks, and service marks are the property of Snowflake Inc. or our subsidiaries. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered	28,000,000 shares

Option to purchase additional shares of Class A common stock	4,200,000 shares

Class A common stock sold in the concurrent private placements and secondary transaction
Immediately subsequent to the closing of this offering, and subject to certain conditions of closing as described in the section titled “Concurrent Private Placements,” each of Salesforce Ventures LLC and Berkshire Hathaway Inc. will purchase $250 million of our Class A common stock from us in a private placement at a price per share equal to the initial public offering price. Based on the initial public offering price of $120.00 per share, each of Salesforce Ventures LLC and Berkshire Hathaway Inc. will purchase 2,083,333 shares of our Class A common stock.

We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placements. The sale of the shares in the private placements are contingent upon the completion of this offering. The sale of these shares to Salesforce Ventures LLC and Berkshire Hathaway Inc. will not be registered in this offering and will be subject to market standoff agreements with us for a period of up to 365 days after the date of this prospectus and lock-up agreements with the underwriters. See the section titled “Shares Eligible for Future Sale—Lock-Up Arrangements” for additional information regarding such restrictions. We refer to these private placements as the concurrent private placements.

In addition, Berkshire Hathaway Inc. has agreed to purchase 4,042,043 shares of our Class A common stock from one of our stockholders in a secondary transaction at a price per share equal to the initial public offering price that will close immediately subsequent to the closing of this offering.

Class A common stock to be outstanding after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders	36,208,709 shares

Class B common stock to be outstanding after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders	240,486,119 shares

Total Class A common stock and Class B common stock to be outstanding after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders	276,694,828 shares

Use of proceeds
We estimate that our net proceeds from the sale of our Class A common stock in this offering and the concurrent private placements will be approximately $3.7 billion (or approximately $4.2 billion if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), at the initial public offering price of $120.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering and the concurrent private placements are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering and the concurrent private placements. However, we currently intend to use the net proceeds we receive from this offering and the concurrent private placements for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect in connection with the closing of this offering. Once this offering, the concurrent private placements, and the secondary transaction are completed, based on the number of shares outstanding as of July 31, 2020, the holders of our outstanding Class B common stock will own approximately 86.9% of our outstanding shares and control approximately 98.5% of the voting power of our outstanding shares, and our executive officers, directors, and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately 62.6% of our outstanding shares and control approximately 70.2% of the voting power of our outstanding shares.

The holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

New York Stock Exchange trading symbol	“SNOW”
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering, the concurrent private placements, and the secondary transaction is based on no shares of Class A common stock and 244,528,162 shares of Class B common stock outstanding as of July 31, 2020, and excludes:
•32,336 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of Class B common stock outstanding as of July 31, 2020, with an exercise price of $0.74 per share;
•72,228,820 shares of Class B common stock issuable upon the exercise of stock options outstanding as of July 31, 2020 under our 2012 Equity Incentive Plan (2012 Plan) with a weighted-average exercise price of $6.70 per share;
•136,000 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after July 31, 2020 through September 11, 2020 under our 2012 Plan, with a weighted-average exercise price of $71.91 per share;
•4,851,121 shares of Class B common stock issuable upon the vesting and settlement of restricted stock units (RSUs) outstanding as of July 31, 2020, for which the performance-based vesting condition was satisfied in connection with this offering, but for which the service-based vesting condition was not satisfied as of July 31, 2020 and 2,110 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2020, for which the performance-based vesting condition was satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of July 31, 2020;
•2,841,823 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2020 through September 11, 2020, for which the performance-based vesting condition was satisfied in connection with this offering;
•18,299,095 shares of Class B common stock reserved for future issuance under our 2012 Plan as of July 31, 2020, which shares ceased to be available for issuance at the time our 2020 Equity Incentive Plan (2020 Plan) became effective;
•34,100,000 shares of Class A common stock reserved for future issuance under our 2020 Plan which became effective in connection with this offering, as well as (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under our 2012 Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78,816,888; and
•5,700,000 shares of Class A common stock reserved for issuance under our 2020 Employee Stock Purchase Plan (ESPP) which became effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our ESPP.
In addition, unless we specifically state otherwise, the information in this prospectus reflects:
•a 2-for-1 forward stock split of our Class B common stock and convertible preferred stock effected on November 28, 2018;
•the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur in connection with the closing of this offering;
•the issuance of an aggregate of 4,166,666 shares of our Class A common stock to Salesforce Ventures LLC and Berkshire Hathaway Inc. upon the closing of the concurrent private placements, at the initial public offering price of $120.00 per share;

•the conversion of 4,042,043 shares of our Class B common stock into Class A common stock in connection with the sale of such shares at the initial public offering price in a secondary transaction by one of our stockholders immediately subsequent to the closing of this offering;
•the automatic conversion of 182,271,099 outstanding shares of convertible preferred stock into an equal number of shares of Class B common stock, which will occur immediately upon the closing of this offering;
•no exercise of the underwriters’ option to purchase additional shares of Class A common stock in this offering; and
•no exercise of the outstanding stock options or warrants, or the settlement of outstanding RSUs, subsequent to July 31, 2020.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
We have derived the summary consolidated statements of operations data for the fiscal years ended January 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended July 31, 2019 and 2020 and the summary consolidated balance sheet data as of July 31, 2020 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. You should read the consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$96,666	$264,748	$104,044	$241,960
Cost of revenue(1)	51,753	116,557	52,546	93,003
Gross profit	44,913	148,191	51,498	148,957
Operating expenses:
Sales and marketing(1)	125,642	293,577	137,465	190,540
Research and development(1)	68,681	105,160	47,782	69,811
General and administrative(1)	36,055	107,542	49,095	62,692
Total operating expenses	230,378	506,279	234,342	323,043
Operating loss	(185,465)	(358,088)	(182,844)	(174,086)
Interest income	8,759	11,551	6,761	4,137
Other expense, net	(502)	(1,005)	(779)	(1,042)
Loss before income taxes	(177,208)	(347,542)	(176,862)	(170,991)
Provision for income taxes	820	993	362	287
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(4.67)	$(7.77)	$(4.25)	$(3.01)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	38,162,228	44,847,442	41,691,615	56,809,625
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(1.63)		$(0.72)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		214,327,427		238,369,506
________________
(1)Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands)
Cost of revenue	$1,895	$3,650	$1,850	$2,281
Sales and marketing	15,647	20,757	10,626	10,233
Research and development	28,284	15,743	6,411	9,818
General and administrative	6,912	38,249	15,580	16,317
Total stock-based compensation expense	$52,738	$78,399	$34,467	$38,649

Stock-based compensation expense for the fiscal year ended January 31, 2019 included $30.3 million of compensation expense related to the amount paid in excess of the estimated fair value of common stock at the date of transaction in connection with two issuer tender offers. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further details.
(2)See Note 2 and Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, pro forma net loss per share attributable to common stockholders, basic and diluted, and the weighted-average shares used to compute these amounts.

	As of July 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term and long-term investments	$886,820	$886,820	$4,636,816
Total assets	1,437,241	1,437,241	5,184,406
Working capital(3)	315,789	315,789	4,066,280
Redeemable convertible preferred stock	1,415,047	—	—
Additional paid-in capital	219,046	1,663,208	5,410,864
Accumulated deficit	(871,597)	(900,730)	(900,730)
Total stockholders’ (deficit) equity	(651,399)	763,648	4,511,308
________________
(1)The pro forma column reflects (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of July 31, 2020 into an aggregate of 182,271,099 shares of Class B common stock, which will occur immediately upon the closing of this offering, (ii) stock-based compensation expense of approximately $29.1 million related to RSUs subject to service-based and performance-based vesting conditions, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.
(2)The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of 32,166,666 shares of our Class A common stock offered by us in this offering and the concurrent private placements, based upon the initial public offering price of $120.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.
(3)Working capital is defined as current assets less current liabilities.
Key Business Metrics

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Product revenue(1) (in millions)	$95.7	$252.2	$100.6	$227.0

	January 31,		July 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Remaining performance obligations(1) (in millions)	$128.0	$426.3	$221.1	$688.2

	January 31,		July 31,
	2019	2020	2019	2020
Total customers(1)	948	2,392	1,547	3,117
Net revenue retention rate(1)	180%	169%	223%	158%
Customers with trailing 12-month product revenue greater than $1 million(1)	14	41	22	56
________________
(1)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” included elsewhere in this prospectus for our definitions of these metrics.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.
Risks Related to Our Business and Industry
We have a limited operating history, which makes it difficult to forecast our future results of operations.
We were founded in 2012 and first offered our platform for sale in 2014. Our revenue was $96.7 million and $264.7 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $104.0 million and $242.0 million for the six months ended July 31, 2019 and 2020, respectively. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance.
Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our platform, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.
We may not have visibility into our financial position and results of operations.
Customers consume our platform by using compute, storage, and data transfer resources. Unlike a subscription-based business model, in which revenue is recognized ratably over the term of the subscription, we generally recognize revenue on consumption. Because our customers have flexibility in the timing of their consumption, we do not have the visibility into the timing of revenue recognition that a typical subscription-based software company has. There is a risk that customers will consume our platform more slowly than we expect, and our actual results may differ from our forecasts. Further, investors and securities analysts may not understand how our consumption-based business model differs from a subscription-based business model, and our business model may be compared to subscription-based business models. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class actions.
We have a history of operating losses and may not achieve or sustain profitability in the future.
We have experienced net losses in each period since inception. We generated net losses of $178.0 million and $348.5 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $177.2 million and $171.3 million for the six months ended July 31, 2019 and 2020, respectively. As of January 31, 2020 and July 31, 2020, we had an accumulated deficit of $700.3 million and $871.6 million, respectively. We expect our costs and expenses to increase in future periods. In particular, we intend to continue to invest significant resources to further develop our platform and expand our sales, marketing, and professional services teams. In addition, our platform currently operates on public cloud infrastructure provided by Amazon Web Services (AWS), Microsoft Azure (Azure), and Google Cloud Platform (GCP), and our costs and gross margins are significantly influenced by the prices we are able to negotiate with these public cloud providers, which in certain cases are also our competitors. We will also incur increased general and administrative expenses associated with our growth, including costs related to internal systems and operating as a public company. Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect, and we may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and Class A common stock may significantly decrease.
The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.
The markets in which we operate are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:
•large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;
•less-established public and private cloud companies with products that compete in some of our markets;
•other established vendors of legacy database solutions or big data offerings; and
•new or emerging entrants seeking to develop competing technologies.
We compete based on various factors, including price, performance, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security, and compatibility with existing standards. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices.
We currently only offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. Currently, a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.
For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.
If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed.
We compete in markets that evolve rapidly. We believe that the pace of innovation will continue to accelerate as customers increasingly base their purchases of cloud data platforms on a broad range of factors, including performance and scale, markets addressed, types of data processed, ease of data ingestion, user experience, and data governance and regulatory compliance. We introduced data warehousing on our platform in 2014 as our core use case. In recent years, customers have begun using our platform for additional use cases, including data pipelines, data lakes, data application development, and data sharing and exchange. Our future success depends on our ability to continue to innovate and increase customer adoption of our platform in these and other areas. Further, the value of our platform to customers is increased to the extent they are able to use it for all of their data. We need to continue to invest in technologies, services, and partnerships that increase the types of data processed on our platform and the ease with which customers can ingest data into our platform. We must also continue to enhance our data sharing and data exchange capabilities so customers can share their data with internal business units, customers, and other third parties. In addition, our platform requires third-party public cloud infrastructure to operate. Currently, we use public cloud offerings provided by AWS, Azure, and GCP. We will need to continue to innovate to optimize our offerings for these and other public clouds that our customers require, particularly as we expand internationally. Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers. To the extent we expand further into the public sector and highly regulated industries, our platform may need to address additional requirements specific to those industries.
If we are unable to enhance our platform to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.
If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.
Our platform processes, stores, and transmits our customers’ proprietary and sensitive data, including personal information, protected health information, and financial data. Our platform is built to be available on the infrastructure of third-party public cloud providers such as AWS, Azure, and GCP. We also use third-party service providers and sub-processors to help us deliver services to our customers and their end-users. These vendors may store or process personal information, protected health information, or other confidential information of our employees, our partners, our customers, or our customers’ end-users. We collect such information from individuals located both in the United States and abroad and may store or process such information outside the country in which it was collected. While we, our third-party cloud providers, and our third-party processors have implemented security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. Any security breach of our platform, our operational systems, physical facilities, or the systems of our third-party processors, or the perception that one has occurred, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business. Even though we do not control the security measures of third parties, we may be responsible for any breach of such measures or suffer reputational harm even where we do not have recourse to the third party that caused the breach. In addition, any failure by our vendors to comply with applicable law or regulations could result in proceedings against us by governmental entities or others.
Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry and our customers’ industries. In addition, we may experience attacks, unavailable systems, unauthorized access or disclosure due to employee theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. We have previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our operations or ability to provide our services.
We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.

A security breach may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.
Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities could result in litigation with our customers, our customers’ end-users, or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our platform capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity or availability of our data or the data of our partners, our customers or our customers’ end-users was disrupted, we could incur significant liability, or our platform, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.
If we fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects a large amount of data of one or more customers, or if we suffer a cyber-attack that impacts our ability to operate our platform, we may suffer material damage to our reputation, business, financial condition, and results of operations. Further, our insurance coverage may not be adequate for data security, indemnification obligations, or other liabilities. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Our risks are likely to increase as we continue to expand our platform, grow our customer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.
We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.
Our business depends on our platform to be available without disruption. We have experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems with our platform. We have also experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems with the public cloud and internet infrastructure on which our platform relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open source software, human error or misconduct, capacity constraints, design limitations, or denial of service attacks or other security-related incidents.
Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our platform and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.
Any disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our platform, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.
We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.
Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:
•fluctuations in demand for or pricing of our platform;
•fluctuations in usage of our platform;
•our ability to attract new customers;
•our ability to retain existing customers;
•customer expansion rates;
•timing, amount, and cost of our investments to expand the capacity of our public cloud providers;
•seasonality;
•investments in new features and functionality;
•fluctuations in customer consumption resulting from our introduction of new features or capabilities to our systems that may impact customer consumption;
•the timing of our customers’ purchases;
•the speed with which customers are able to migrate data onto our platform after purchasing capacity;
•fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;
•changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;
•our ability to control costs, including our operating expenses;
•the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;
•the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;
•the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;
•the effects of acquisitions and their integration;
•general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;
•health epidemics or pandemics, such as the coronavirus outbreak (COVID-19);
•the impact of new accounting pronouncements;
•changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;
•the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates, the effects of stock-based compensation, and the effects of changes in our business;
•the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•fluctuations in the market values of our portfolio investments and in interest rates;
•changes in the competitive dynamics of our market, including consolidation among competitors or customers; and
•significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform.
Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class actions.
Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.
We must expand our sales and marketing organization to increase our sales to new and existing customers. For the fiscal years ended January 31, 2019 and 2020, Capital One Services, LLC (an affiliate of Capital One Securities, Inc, one of the underwriters in this offering) accounted for approximately 17% and 11% of our revenue, respectively, and while we expect our revenue from this customer to account for less than 10% of our revenue during the fiscal year ending January 31, 2021, a significant decrease in revenue from this customer could harm our business and results of operations. We plan to continue expanding our direct sales force, both domestically and internationally, particularly our direct enterprise sales organization focused on sales to the world’s largest organizations. We also plan to dedicate significant resources to sales and marketing programs that are focused on these large organizations. Once a new customer begins using our platform, our sales team will need to continue to focus on expanding consumption with that customer. All of these efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. Our business and results of operations will be harmed if our sales and marketing efforts generate increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.
Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.
Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large customers may require considerable time to evaluate and test our platform prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, large customers often begin to deploy our products on a limited basis but nevertheless demand implementation services and negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage these risks associated with sales cycles and sales to large customers, our business, financial condition, and results of operations may be affected.

The COVID-19 pandemic could have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.
The potential impact and duration of the COVID-19 pandemic on the global economy and our business are difficult to assess or predict. Potential impacts include:
•Our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections.
•Our employees are working from home significantly more frequently than they have historically, which may result in decreased employee productivity and morale with increased unwanted employee attrition.
•We continue to incur fixed costs, particularly for real estate, and are deriving reduced or no benefit from those costs.
•We may continue to experience disruptions to our growth planning, such as for facilities and international expansion.
•We anticipate incurring costs in returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities.
•Our operating lease right-of-use assets may be impaired due to potential loss of sublease income.
•We may be subject to legal liability for safe workplace claims.
•Our critical vendors could go out of business.
•Our in-person marketing events, including customer user conferences, have been canceled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person marketing events and other sales and marketing activities.
•Our marketing, sales, professional services, and support organizations are accustomed to extensive face-to-face customer and partner interactions, and conducting business virtually is unproven.
Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.
Laws and regulations governing data privacy and protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. Examples of recent and anticipated developments that have or could impact our business include the following:
•The General Data Protection Regulation (GDPR) took effect in May 2018 and established requirements applicable to the handling of personal information of residents of the European Union (EU).
•The EU has proposed the Regulation on Privacy and Electronic Communications (ePrivacy Regulation), which, if adopted, would impose new obligations on the use of personal information in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.
•In January 2020, Britain formally left the EU. The United Kingdom’s withdrawal from the EU is commonly referred to as “Brexit.”

•We are following developments in 2020 regarding the frameworks that address the transfer of personal information outside of the EU, including the Privacy Shield framework and the standard contractual clauses.
•In January 2020, the California Consumer Privacy Act (CCPA) took effect, providing California residents increased privacy rights and protections, including the ability to opt out of sales of their personal information. The CCPA may increase our compliance costs and exposure to liability. Other U.S. states are considering adopting similar laws.
•Both U.S. and non-U.S. governments are considering regulating artificial intelligence and machine learning.
•The certifications we maintain and standards we comply with, including the U.S. Federal Risk and Authorization Management Program, PCI-DSS, ISO/IEC 27001, among others, are becoming more stringent.
These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, affect how we design, market, sell, and operate our platform, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our platform. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal policies, self-certifications, and third-party certifications supporting our compliance programs. Our customers may delegate their GDPR compliance or other privacy law obligations to us via contract, and we may otherwise be required to expend resources to assist our customers with such compliance obligations. In addition, any actual or perceived non-compliance with applicable laws, regulations, policies, and certifications could result in proceedings, investigations, or claims against us by regulatory authorities, customers, or others, leading to reputational harm, significant fines, litigation costs, and damages. For example, if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to EUR 20 million or 4% of our worldwide annual revenue, whichever is greater, as well as potential data processing restrictions for a violation of certain GDPR requirements. All of these impacts could have a material adverse effect on our business, financial condition, and results of operations.
We publish privacy policies and other documentation regarding our collection, processing, use, and disclosure of personal information, credit card information, or other confidential information. Although we endeavor to comply with our published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies, certifications, and documentation. Such failures can subject us to potential international, local, state, and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.
If we are unable to successfully manage the growth of our professional services business and improve our profit margin from these services, our operating results will be harmed.
Our professional services business, which performs implementation services for our customers, has grown as our product revenue has grown. We believe our investment in professional services facilitates the adoption of our platform, especially with large enterprises. As a result, our sales efforts have focused on helping our customers realize the value of our platform rather than on the profitability of our professional services business. In the future, we intend to price our professional services based on the anticipated cost of those services and, as a result, expect to improve the gross profit percentage of our professional services business. If we are unable to manage the growth of our professional services business and improve our profit margin from these services, our operating results, including our profit margins, will be harmed.
Our current management team is new, and if we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business and future growth prospects may be harmed.
Many of our executive officers and other members of our management team have been with us for a short period of time, including Frank Slootman, our Chairman and Chief Executive Officer, who joined us in April 2019, and Michael P. Scarpelli, our Chief Financial Officer, who joined us in August 2019. Our success depends largely upon the continued services of these and other executive officers, as well as our other key employees in the areas of research and development and sales and marketing.
From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based data platform products, experienced sales professionals, and expert customer support personnel. We also are dependent on the continued service of our existing software engineers because of the sophistication of our platform. While the market for such talented personnel is particularly competitive in the San Francisco Bay Area, where our headquarters is located, it is also competitive in other markets where we maintain operations.
If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. We also believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our platform or generate any particular level of revenue for us. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the products of our competitors. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
If the availability of our platform does not meet our service-level commitments to our customers, our current and future revenue may be negatively impacted.
We typically commit to our customers that our platform will maintain a minimum service-level of availability. If we are unable to meet these commitments, we may be obligated to provide customers with additional capacity, which could significantly affect our revenue. We rely on public cloud providers, such as AWS, Azure, and GCP, and any availability interruption in the public cloud could result in us not meeting our service-level commitments to our customers. In some cases, we may not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud. Further, any failure to meet our service-level commitments could damage our reputation and adoption of our platform, and we could face loss of revenue from reduced future consumption of our platform. Any service-level failures could adversely affect our business, financial condition, and results of operations.

We agree to indemnify customers and other third parties, which exposes us to substantial potential liability.
Our contracts with customers, investors, and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or such contracts. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products, and adversely affect our business, financial condition, and results of operations.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.
We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our platform, enhance our technology, or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations.
Seasonality may cause fluctuations in our remaining performance obligations.
Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our large enterprise customers. This seasonality has an impact on our remaining performance obligations (RPO). We expect this seasonality to become more pronounced as we continue to target large enterprise customers.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the FCPA), U.S. domestic bribery laws, the UK Bribery Act 2010, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, there is a risk that our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we expand internationally, our risks under these laws may increase.
Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.
We do business with federal, state, and local governments and agencies, and heavily regulated U.S. and foreign organizations; as a result, we face risks related to the procurement process, budget decisions driven by statutory and regulatory determinations, termination of contracts, and compliance with government contracting requirements.
We provide our platform to the U.S. government, state and local governments, and heavily regulated organizations directly and through our partners. We have made, and may continue to make, significant investments to support future sales opportunities in the federal, state, and local government sectors. This includes obtaining the following additional cloud security certifications: HHS CMS Acceptable Risk Safeguards (ARS) 3.1 and the U.S. Department of Defense Impact Level 2 in the Security Requirements Guide for cloud computing by the Defense Information Systems Agency. However, government certification requirements may change, or we may be unable to achieve or sustain one or more government certifications, including those mentioned above. As a result, our ability to sell into the government sector could be restricted until we obtain such certifications.
A substantial majority of our sales to date to government entities have been made indirectly through our distribution and reseller partners. Doing business with government entities presents a variety of risks. The procurement process for governments and their agencies is highly competitive, time-consuming, and may, in certain circumstances, be subject to political influence. We incur significant up-front time and expense, which subjects us to additional compliance risks and costs, without any assurance that we (or a third-party distributor or reseller) will win a contract. Beyond this, demand for our platform may be adversely impacted by public sector budgetary cycles, and funding availability that in any given fiscal cycle may be reduced or delayed, including in connection with an extended federal government shutdown. Further, if we are or our partners are successful in receiving a bid award, that award could be challenged by one or more competitive bidders. Bid protests may result in an increase in expenses related to obtaining contract awards or an unfavorable modification or loss of an award. In the event a bid protest is unsuccessful, the resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated. As a result of these lengthy and uncertain sales cycles, it is difficult for us to predict the timing of entering into customer agreements with government entities.
In addition, public sector customers may have contractual, statutory, or regulatory rights to terminate current contracts with us or our third-party distributors or resellers for convenience or due to a default, though such risk may be assumed by such third-party distributors or resellers. If a contract is terminated for convenience, we may only be able to collect fees for platform consumption prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative products or services or be precluded from doing further business with government entities. Further, entities providing services to governments are required to comply with a variety of complex laws, regulations, and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in commercial contracts. These may include rights with respect to price protection, the accuracy of information provided to the government, contractor compliance with supplier diversity policies, and other terms that are particular to government contracts, such as termination rights. These rules may apply to us or third-party resellers or distributors whose practices we may not control. Such parties’ non-compliance could result in repercussions with respect to contractual and customer satisfaction issues.

In addition, federal, state, and local governments routinely investigate and audit contractors for compliance with these requirements. If, as a result of an audit, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, costs associated with the triggering of price reduction clauses, fines, and suspensions or debarment from future government business, and we may suffer reputational harm.
Further, we are increasingly doing business in heavily regulated industries, such as the financial services and health care industries. Current and prospective customers, such as those in these industries, may be required to comply with more stringent regulations in connection with subscribing to and implementing our services or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements toward third-party vendors generally, or our company in particular, that we may not be able to, or may not choose to, meet. In addition, customers in these heavily regulated areas often have a right to conduct audits of our systems, products, and practices. In the event that one or more customers determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business.
Our customers also include a number of non-U.S. governments, to which similar procurement, budgetary, contract, and audit risks of U.S. government contracting also apply, particularly in certain emerging markets where our customer base is less established. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Each of these difficulties could materially adversely affect our business and results of operations.
Our intellectual property rights may not protect our business or provide us with a competitive advantage.
To be successful, we must protect our technology and brand in the United States and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, they may not protect our business or provide us with a competitive advantage for a variety of reasons, including:
•the failure by us to obtain patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;
•uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;
•potential invalidation of our intellectual property rights through administrative processes or litigation;
•any inability by us to detect infringement or other misappropriation of our intellectual property rights by third parties; and
•other practical, resource, or business limitations on our ability to enforce our rights.
Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how, and records, as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.
Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel, and result in counterclaims with respect to infringement of intellectual property rights by us. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.
We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. For example, on July 24, 2020, Yeti Data, Inc. (Yeti Data) filed a lawsuit against us in the U.S. District Court for the Central District of California alleging trademark infringement and other ancillary claims. Yeti Data is seeking a permanent injunction against infringement, damages, and attorneys’ fees. While we intend to defend this lawsuit vigorously and believe that we have valid defenses to these claims, there can be no assurance that a favorable outcome will be obtained.
In addition, many of the holders of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights have extensive intellectual property portfolios and greater resources than we do to enforce their rights. As compared to our large competitors, our patent portfolio is relatively undeveloped and may not provide a material deterrent to such assertions or provide us with a strong basis to counterclaim or negotiate settlements. Further, to the extent assertions are made against us by entities that hold patents but are not operating companies, our patent portfolio may not provide deterrence because such entities are not concerned with counterclaims.
Any intellectual property litigation to which we become a party may require us to do one or more of the following:
•cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;
•make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;
•obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or
•redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.
Intellectual property litigation is typically complex, time consuming, and expensive to resolve and would divert the time and attention of our management and technical personnel. It may also result in adverse publicity, which could harm our reputation and ability to attract or retain customers. As we grow, we may experience a heightened risk of allegations of intellectual property infringement. An adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.
Any future litigation against us could be costly and time-consuming to defend.
We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.
If we use open source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.
We use open source software in our platform. While we have policies and procedures in place governing the use of open source software, there is a risk that we incorporate open source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us. If we receive an allegation that we have violated an open source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open source software, or be required to comply with onerous license restrictions, all of which could have a material impact on our business. Even in the absence of a claim, if we discover the use of open source software inconsistent with our policies, we could expend significant time and resources to replace the open source software or obtain a commercial license, if available. All of these risks are heightened by the fact that the ownership of open source software can be uncertain, leading to litigation, and many of the licenses applicable to open source software have not been interpreted by courts, and these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. Any use of open source software inconsistent with our policies or licensing terms could harm our business and financial position.
We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our platform is subject to U.S. export controls, including the U.S. Export Administration Regulations, and we incorporate encryption technology into our platform. This encryption technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.
Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.
If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.
Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from using our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions, or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, financial condition, and results of operations.

Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemic (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, Japan, or elsewhere, could cause a decrease in business investments, including spending on cloud technologies, and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.
Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.
A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customer accounts outside the United States generated 12% of our revenue for the fiscal year ended January 31, 2020. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.
Our current and future international business and operations involve a variety of risks, including:
•slower than anticipated public cloud adoption by international businesses;
•changes in a specific country’s or region’s political, economic, or legal and regulatory environment, including Brexit, pandemics, tariffs, trade wars, or long-term environmental risks;
•the need to adapt and localize our platform for specific countries;
•greater difficulty collecting accounts receivable and longer payment cycles;
•unexpected changes in trade relations, regulations, or laws;
•new, evolving, and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;
•differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
•challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;
•difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;
•increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;
•currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
•laws and business practices favoring local competitors or general market preferences for local vendors;
•limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;
•political instability or terrorist activities;
•COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, decreased use of our products and services, or in our decreased ability to import, export, or sell our products and services to existing or new customers in international markets;
•exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions;
•burdens of complying with laws and regulations related to taxation; and
•regulations, adverse tax burdens, and foreign exchange controls that could make it difficult to repatriate earnings and cash.
If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.
We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
We have funded our operations since inception primarily through equity financings and payments received from our customers. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.
We are exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect our results of operations and our ability to invest and hold our cash.
Our sales are denominated in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing portion of our operating expenses is incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In the future, we expect to have sales denominated in currencies other than the U.S. dollar, which will subject our revenue to foreign currency risk. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. In addition, we are exposed to fluctuations in interest rates, which may result in a negative interest rate environment, in which interest rates drop below zero. In such a zero interest rate environment, any cash that we may hold with financial institutions, including cash proceeds received from this offering, will yield a storage charge instead of earning interest income, and encourages us to spend our cash or make high-risk investments, all of which could adversely affect our financial position, results of operations, and cash flows.
Our international operations may subject us to greater than anticipated tax liabilities.
We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows.
The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act (Tax Act) made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss (NOL) carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a “worldwide” system of taxation to a territorial system. The issuance of additional regulatory or accounting guidance related to the Tax Act could materially affect our tax obligations and effective tax rate in the period issued. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.
The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project, and issued a report in 2015, an interim report in 2018, and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business.
Due to the large and expanding scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Our ability to use our net operating loss carryforwards may be limited.
We have incurred substantial losses during our history, do not expect to become profitable in the near future, and may never achieve profitability. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under legislation enacted in 2017, informally titled the Tax Act, as modified by legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.
As of January 31, 2020, we had U.S. federal and state net operating loss carryforwards of $632.4 million and $385.8 million, respectively. Of the $632.4 million U.S. federal net operating loss carryforwards, $64.0 million may be carried forward indefinitely with no limitation when utilized, and $487.6 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $80.8 million will begin to expire in 2031. The state net operating loss carryforwards begin to expire in 2029.
In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. We have completed a Section 382 study and have determined that none of the operating losses will expire solely due to Section 382 limitations. However, we may experience ownership changes as a result of our initial public offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
We are subject to income taxes in the United States and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.
Our effective tax rate could increase due to several factors, including:
•changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
•changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act and the CARES Act;
•changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
•the outcome of current and future tax audits, examinations, or administrative appeals; and
•the effects of acquisitions.
Any of these developments could adversely affect our results of operations.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
U.S. generally accepted accounting principles (GAAP) are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve those related to revenue recognition, internal-use software development costs, deferred commissions, valuation of our stock-based compensation awards, including the determination of fair value of our common stock, accounting for income taxes, the carrying value of operating lease right-of-use assets, and useful lives of long-lived assets, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
Our business could be disrupted by catastrophic occurrences and similar events.
Our platform and the public cloud infrastructure on which our platform relies are vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. Our United States corporate offices and certain of the public cloud data centers in which we operate are located in the San Francisco Bay Area and Pacific Northwest, regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our public cloud providers could result in disruptions, outages, and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.
Risks Related to Ownership of Our Class A Common Stock
Our stock price may be volatile, and the value of our Class A common stock may decline.
The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:
•actual or anticipated fluctuations in our financial condition or results of operations;
•variance in our financial performance from expectations of securities analysts;
•changes in the pricing of our platform;
•changes in our projected operating and financial results;
•changes in laws or regulations applicable to our platform;
•announcements by us or our competitors of significant business developments, acquisitions, or new offerings;
•significant data breaches, disruptions to, or other incidents involving our platform;
•our involvement in litigation;
•future sales of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;
•changes in senior management or key personnel;
•the trading volume of our Class A common stock;

•changes in the anticipated future size and growth rate of our market; and
•general economic and market conditions.
Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, interest rate changes, or international currency fluctuations, may also negatively impact the market price of our Class A common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.
The dual class structure of our common stock will have the effect of concentrating voting control with our existing stockholders, executive officers, directors, and their affiliates, which will limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests.
Our Class B common stock has ten votes per share, whereas our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively own shares representing approximately 98.5% of the voting power of our outstanding capital stock immediately following the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, based on the number of shares outstanding as of July 31, 2020, and without giving effect to any purchases that these holders may make in this offering. Our directors and executive officers and their affiliates will collectively beneficially own, in the aggregate, shares representing approximately 27.9% of the voting power of our outstanding capital stock immediately following the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, based on the number of shares outstanding as of July 31, 2020, and without giving effect to any purchases that these holders may make in this offering. As a result, the holders of our Class B common stock will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.
Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our offering, including our executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Prior to this offering, no public market for our Class A common stock existed, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, no public market for our Class A common stock existed. An active public trading market for our Class A common stock may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
We will have broad discretion in the use of the net proceeds to us from this offering and the concurrent private placements and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering and the concurrent private placements, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variety of factors that will determine our use of the net proceeds from this offering and the concurrent private placements, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering and the concurrent private placements in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering and the concurrent private placements effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our Class A common stock could decline.
Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.
All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are or will be subject to lock-up agreements that restrict their ability to transfer shares of our capital stock during specified periods of time after the date of this prospectus, subject to certain exceptions. Subject to compliance with Rule 144, shares of our Class B common stock as well as shares underlying outstanding RSUs and shares subject to outstanding options will be eligible for sale in the public market in the near future as set forth below:

Date Available for Sale in the Public Market	Number of Shares of Common Stock

The 91st day after the date of this prospectus (First Release).
All of our current employees with a title below vice president, current contractors, former employees (other than Robert L. Muglia, our former chief executive officer, and his affiliates), and former contractors may sell a number of shares equal to 25% of (i) outstanding vested shares and (ii) shares subject to vested stock options and RSUs, each held by such holder or held by trusts for the benefit of such holder or of an immediate family member of such holder, and calculated as of the date of release (Vested Holdings). As of July 31, 2020, 25% of the outstanding Vested Holdings held by such holders was 11,295,695 shares.

The second trading day immediately following the day that the closing price of our Class A common stock on The New York Stock Exchange exceeds 133% of the initial public offering price as set forth on the cover page of this prospectus, for at least 10 trading days in the 15 trading day period following the 90th day after the date of this prospectus.

All other non-employee stockholders who are not members of our board of directors or our affiliates (including Mr. Muglia) and whose shares were not included in the First Release, may sell a number of shares equal to 25% of their Vested Holdings. As of July 31, 2020, 25% of the outstanding Vested Holdings held by such holders was 37,904,494 shares.

The commencement of trading on the second full trading day following our second public release of quarterly or annual financial results following the date of this prospectus (the Lock-up Release Date).
All remaining shares held by our stockholders not previously eligible for sale and not purchased in the concurrent private placements or the secondary transaction.
The shares of Class A common stock purchased in the concurrent private placements and the shares of Class A common stock purchased in the secondary transaction by one of our stockholders will be subject to a market standoff agreement with us for a period of up to 365 days after the date of this prospectus.
In addition, an aggregate of 2,180 shares will be eligible for sale in the public market in order to satisfy tax withholding obligations in connection with the settlement of RSUs outstanding as of July 31, 2020 that fully vest in connection with this offering, and an aggregate of 10,570 shares will be eligible for sale in the public market in order to satisfy tax withholding obligations in connection with the settlement of additional RSUs outstanding as of July 31, 2020 that vest after this offering and through the Lock-up Release Date.
As of July 31, 2020, there were 4,853,231 RSUs for shares of Class B common stock outstanding and 72,228,820 shares of Class B common stock issuable upon the exercise of options outstanding. We intend to register all of the shares of Class A common stock and Class B common stock issuable upon exercise of outstanding options and RSUs or other equity incentives we may grant in the future, for public resale under the Securities Act of 1933, as amended (the Securities Act). The shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised and RSUs settle, subject to the lock-up agreements described above and compliance with applicable securities laws.
Further, based on shares outstanding as of July 31, 2020, holders of approximately 190,885,696 shares of Class B common stock, or 69.0% of our capital stock after the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, and holders of approximately 8,208,709 shares of our Class A common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.
We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.
If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.
The market price and trading volume of our Class A common stock following the closing of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.
You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $104.13 per share, or $102.63 per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the concurrent private placements at the initial public offering price of $120.00 per share. See the section titled “Dilution.”
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (Section 404), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.
We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.
We will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of January 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We have only recently established an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:
•authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;
•require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer;
•establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
•establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
•prohibit cumulative voting in the election of directors;
•provide that our directors may only be removed for cause;
•provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
•require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.
These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the

Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•our expectations regarding our revenue, expenses, and other operating results;
•our ability to acquire new customers and successfully retain existing customers;
•our ability to increase consumption on our platform;
•our ability to achieve or sustain our profitability;
•future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;
•the costs and success of our sales and marketing efforts, and our ability to promote our brand;
•our growth strategies for our Cloud Data Platform;
•the estimated addressable market opportunity for our Cloud Data Platform;
•our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;
•our ability to effectively manage our growth, including any international expansion;
•our ability to protect our intellectual property rights and any costs associated therewith;
•the effects of COVID-19 or other public health crises;
•our ability to compete effectively with existing competitors and new market entrants; and
•the growth rates of the markets in which we compete.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•IDC, Business Intelligence End User Survey, February 2020.
•IDC, The Digitization of the World - From Edge to Core, November 2018.
•IDC, FutureScape: Worldwide Cloud 2019 Prediction, October 2018.
•IDC, Worldwide Big Data Analytics Software Forecast 2019-2023, September 2019.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering and the concurrent private placements of approximately $3.7 billion (or approximately $4.2 billion if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on the initial public offering price of $120.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
The principal purposes of this offering and the concurrent private placements are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering and the concurrent private placements. However, we currently intend to use the net proceeds we receive from this offering and the concurrent private placements for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.
We will have broad discretion over how to use the net proceeds to us from this offering and the concurrent private placements. We may invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, short-term and long-term investments, and capitalization as of July 31, 2020:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of July 31, 2020 into an aggregate of 182,271,099 shares of Class B common stock, which will occur immediately upon the closing of this offering, (ii) stock-based compensation expense of approximately $29.1 million related to RSUs subject to service-based and performance-based vesting conditions, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock in this offering and the concurrent private placements at the initial public offering price of $120.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses related to the offering, and (iii) the conversion of the Class B common stock to Class A common stock in connection with the secondary transaction by one of our stockholders.
You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents, and short-term and long-term investments	$886,820	$886,820	$4,636,816
Redeemable convertible preferred stock, $0.0001 par value per share, 182,271,099 shares authorized, issued, and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$1,415,047	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share, no shares authorized, issued, and outstanding, actual; 200,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value per share, 2,000 shares authorized, no shares issued and outstanding, actual; 2,500,000,000 shares authorized and no shares issued and outstanding, pro forma; 2,500,000,000 shares authorized and 36,208,709 shares issued and outstanding, pro forma as adjusted	—	—	4
Class B common stock, $0.0001 par value per share, 354,136,000 shares authorized, 62,257,063 shares issued and outstanding, actual; 355,000,000 shares authorized, 244,528,162 shares issued and outstanding, pro forma; 355,000,000 shares authorized, 240,486,119 shares issued and outstanding, pro forma as adjusted	6	24	24
Additional paid-in capital	219,046	1,663,208	5,410,864
Accumulated other comprehensive income	1,146	1,146	1,146
Accumulated deficit	(871,597)	(900,730)	(900,730)
Total stockholders’ (deficit) equity	(651,399)	763,648	4,511,308
Total capitalization	$763,648	$763,648	$4,511,308

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders is based on no shares of Class A common stock and 244,528,162 shares of Class B common stock outstanding as of July 31, 2020, and excludes:
•32,336 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of Class B common stock outstanding as of July 31, 2020, with an exercise price of $0.74 per share;
•72,228,820 shares of Class B common stock issuable upon the exercise of stock options outstanding as of July 31, 2020 under our 2012 Plan with a weighted-average exercise price of $6.70 per share;
•136,000 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after July 31, 2020 through September 11, 2020 under our 2012 Plan, with a weighted-average exercise price of $71.91 per share;
•4,851,121 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2020, for which the performance-based vesting condition was satisfied in connection with this offering, but for which the service-based vesting condition was not satisfied as of July 31, 2020, and 2,110 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2020, for which the performance-based vesting was satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of July 31, 2020;
•2,841,823 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2020 through September 11, 2020, for which the performance-based vesting condition was satisfied in connection with this offering;
•18,299,095 shares of Class B common stock reserved for future issuance under our 2012 Plan as of July 31, 2020, which shares ceased to be available for issuance at the time our 2020 Plan became effective;
•34,100,000 shares of Class A common stock reserved for future issuance under our 2020 Plan, which became effective in connection with this offering, as well as (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under our 2012 Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78,816,888; and
•5,700,000 shares of Class A common stock reserved for issuance under our ESPP, which became effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our ESPP.

DILUTION
If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering and the concurrent private placements.
Our historical net tangible book value (deficit) as of July 31, 2020 was $(774.4) million, or $(12.44) per share of common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities and convertible preferred stock (which is not included within stockholders’ deficit), divided by the number of shares of common stock outstanding as of July 31, 2020.
Our pro forma net tangible book value as of July 31, 2020 was $640.6 million, or $2.62 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of July 31, 2020, after giving effect to (i) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of July 31, 2020 into an aggregate of 182,271,099 shares of Class B common stock, which will occur immediately upon the closing of this offering, (ii) stock-based compensation expense of approximately $29.1 million related to RSUs subject to service-based and performance-based vesting conditions, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.
After giving effect to the sale by us of 32,166,666 shares of Class A common stock in this offering and the concurrent private placements at the initial public offering price of $120.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses related to the offering, our pro forma as adjusted net tangible book value as of July 31, 2020 would have been $4.4 billion, or $15.87 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $13.25 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $104.13 per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$120.00
Historical net tangible book value (deficit) per share as of July 31, 2020	$(12.44)
Increase per share attributable to the pro forma adjustments described above	15.06
Pro forma net tangible book value per share as of July 31, 2020, before giving effect to this offering and the concurrent private placements	2.62
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering and the concurrent private placements	13.25
Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placements		15.87
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering and the concurrent private placements		$104.13
If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering and the concurrent private placements, would be $17.37 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $14.75 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $102.63 per share.
The following table summarizes, as of July 31, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our Class A common stock in this offering and the concurrent private placements at the initial public offering price of

$120.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing stockholders	244,528,162	88.4%	$1,423,150	26.9%	$5.82
New investors	28,000,000	10.1	3,360,000	63.6	120.00
Concurrent private placement investors	4,166,666	1.5	500,000	9.5	120.00
Total	276,694,828	100.0%	$5,283,150	100.0%
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders is based on no shares of Class A common stock and 244,528,162 shares of Class B common stock outstanding as of July 31, 2020, and excludes:
•32,336 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of Class B common stock outstanding as of July 31, 2020, with an exercise price of $0.74 per share;
•72,228,820 shares of Class B common stock issuable upon the exercise of stock options outstanding as of July 31, 2020 under our 2012 Plan with a weighted-average exercise price of $6.70 per share;
•136,000 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after July 31, 2020 through September 11, 2020 under our 2012 Plan, with a weighted-average exercise price of $71.91 per share;
•4,851,121 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2020, for which the performance-based vesting condition was satisfied in connection with this offering, but for which the service-based vesting condition was not satisfied as of July 31, 2020, and 2,110 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2020, for which the performance-based vesting was satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of July 31, 2020;
•2,841,823 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2020 through September 11, 2020, for which the performance-based vesting condition was satisfied in connection with this offering;
•18,299,095 shares of Class B common stock reserved for future issuance under our 2012 Plan as of July 31, 2020, which shares ceased to be available for issuance at the time our 2020 Plan became effective;
•34,100,000 shares of Class A common stock reserved for future issuance under our 2020 Plan, which became effective in connection with this offering, as well as (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under our 2012 Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78,816,888; and
•5,700,000 shares of Class A common stock reserved for issuance under our ESPP, which became effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our ESPP.
To the extent that any outstanding options or warrants are exercised or new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options and

RSUs under our 2012 Plan as of July 31, 2020 were exercised or settled, holders of our Class B common stock would own 89.8% and holders of our Class A common stock, who are acquiring shares in this offering, the concurrent private placements, and the secondary transaction, would own 10.2% of the total number of shares of our Class A common stock and Class B common stock outstanding on the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following selected consolidated statements of operations data for the fiscal years ended January 31, 2019 and 2020 and the consolidated balance sheet data as of January 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the six months ended July 31, 2019 and 2020 and the consolidated balance sheet data as of July 31, 2020 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read this information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$96,666	$264,748	$104,044	$241,960
Cost of revenue(1)	51,753	116,557	52,546	93,003
Gross profit	44,913	148,191	51,498	148,957
Operating expenses:
Sales and marketing(1)	125,642	293,577	137,465	190,540
Research and development(1)	68,681	105,160	47,782	69,811
General and administrative(1)	36,055	107,542	49,095	62,692
Total operating expenses	230,378	506,279	234,342	323,043
Operating loss	(185,465)	(358,088)	(182,844)	(174,086)
Interest income	8,759	11,551	6,761	4,137
Other expense, net	(502)	(1,005)	(779)	(1,042)
Loss before income taxes	(177,208)	(347,542)	(176,862)	(170,991)
Provision for income taxes	820	993	362	287
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Net loss per share attributable to common stockholders – basic and diluted(2)	$(4.67)	$(7.77)	$(4.25)	$(3.01)
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted(2)	38,162,228	44,847,442	41,691,615	56,809,625
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)		$(1.63)		$(0.72)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)		214,327,427		238,369,506
________________
(1)Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands)
Cost of revenue	$1,895	$3,650	$1,850	$2,281
Sales and marketing	15,647	20,757	10,626	10,233
Research and development	28,284	15,743	6,411	9,818
General and administrative	6,912	38,249	15,580	16,317
Total stock-based compensation expense	$52,738	$78,399	$34,467	$38,649
Stock-based compensation expense for the fiscal year ended January 31, 2019 included $30.3 million of compensation expense related to the amount paid in excess of the estimated fair value of common stock at the date of transaction in connection with two issuer tender offers. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further details.
(2)See Note 2 and Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, pro forma net loss per share attributable to common stockholders, basic and diluted, and the weighted-average shares used to compute these amounts.

	As of January 31,		As of July 31,
	2019	2020	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term and long-term investments	$608,798	$457,582	$886,820
Total assets	764,288	1,012,720	1,437,241
Working capital(1)	554,047	248,739	315,789
Redeemable convertible preferred stock	910,853	936,474	1,415,047
Additional paid-in capital	39,296	155,340	219,046
Accumulated deficit	(351,784)	(700,319)	(871,597)
Total stockholders’ deficit	(312,467)	(544,757)	(651,399)
________________
(1)Working capital is defined as current assets less current liabilities.
Key Business Metrics
We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Product revenue (in millions)	$95.7	$252.2	$100.6	$227.0

	January 31,		July 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Remaining performance obligations (in millions)	$128.0	$426.3	$221.1	$688.2

	January 31,		July 31,
	2019	2020	2019	2020
Total customers	948	2,392	1,547	3,117
Net revenue retention rate	180%	169%	223%	158%
Customers with trailing 12-month product revenue greater than $1 million	14	41	22	56
Product Revenue
Product revenue is a key metric for us because we recognize revenue based on platform consumption, which is inherently variable at our customers’ discretion, and not based on the amount and duration of contract terms. Product revenue includes compute, storage, and data transfer resources, which are consumed by customers on our platform as a single, integrated offering. Customers have the flexibility to consume more than their contracted capacity during the contract term and may have the ability to roll over unused capacity to future periods, generally on the purchase of additional capacity at renewal. Our consumption-based business model distinguishes us from subscription-based software companies that generally recognize revenue ratably over the contract term and may not permit rollover. Because customers have flexibility in the timing of their consumption, which can exceed their contracted capacity or extend beyond the original contract term in many cases, the amount of product revenue recognized in a given period is an important indicator of customer satisfaction and the value derived from our platform. While customer use of our platform in any period is not necessarily indicative of future use, we estimate future revenue using predictive models based on customers’ historical usage to plan and issue financial forecasts. Product revenue excludes our professional services and other revenue, which has been less than 10% of total revenue in each of the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020.

Remaining Performance Obligations
Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO excludes performance obligations from on-demand arrangements and certain time and materials contracts that are billed in arrears. RPO is not necessarily indicative of future product revenue growth because it does not account for the timing of customers’ consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by a number of factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, seasonality, and the extent to which customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Due to these factors, it is important to review RPO in conjunction with product revenue and other financial metrics disclosed elsewhere in this prospectus.
Total Customers
We count the total number of customers at the end of each period. For purposes of determining our customer count, we treat each customer account that has a corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers. For purposes of determining our customer count, we do not include customers that consume our platform only under on-demand arrangements. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. We believe that the number of customers is an important indicator of the growth of our business and future revenue trends.
Net Revenue Retention Rate
We believe the growth in use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our dollar-based net revenue retention rate to measure this growth. To calculate this metric, we first specify a measurement period consisting of the trailing two years from our current period end. Next, we define as our measurement cohort the population of customers under capacity contracts that used our platform at any point in the first month of the first year of the measurement period. We then calculate our net revenue retention rate as the quotient obtained by dividing our product revenue from this cohort in the second year of the measurement period by our product revenue from this cohort in the first year of the measurement period. Any customer in the cohort that did not use our platform in the second year remains in the calculation and contributes zero product revenue in the second year. Our net revenue retention rate is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. Since we will continue to attribute the historical product revenue to the consolidated contract, consolidation of capacity contracts within a customer’s organization typically will not impact our net revenue retention rate unless one of those customers was not a customer at any point in the first month of the first year of the measurement period. We expect our net revenue retention rate to decrease over time as customers that have consumed our platform for an extended period of time become a larger portion of both our overall customer base and our product revenue that we use to calculate net revenue retention rate, and as their consumption growth primarily relates to existing use cases rather than new use cases.
Customers with Trailing 12-Month Product Revenue Greater than $1 Million
Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, a wider range of potential use cases, and greater potential for migrating new workloads to our platform over time. As a measure of our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers under capacity arrangements that contributed more than $1 million in product revenue in the trailing 12 months. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we are pioneering the Data Cloud, an ecosystem where Snowflake customers, partners, and data providers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.
Our Cloud Data Platform is the innovative technology that powers the Data Cloud. Our platform enables customers to consolidate data into a single source of truth to drive meaningful business insights, build data-driven applications, and share data. We deliver our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.
Our platform solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, or create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.
Snowflake was started in 2012 to create a data warehouse built for the cloud. Beginning with our first customers in 2014, the response was beyond our expectations as we addressed major shortcomings of existing solutions and expanded from a data warehouse into an integrated cloud data platform. What began as a journey to the cloud has evolved into a much more powerful vision of the Data Cloud. From July 1, 2020 to July 31, 2020, we processed an average of 507 million daily queries across all of our customer accounts, up from an average of 254 million daily queries during the corresponding month of the prior fiscal year. The number of daily queries does not directly correlate with revenue, as revenue is further dependent upon the duration of such queries, the type of resource used, and the volume of data processed for the queries, among other factors.
Our cloud-native architecture consists of three independently scalable layers across storage, compute, and cloud services. The storage layer ingests massive amounts and varieties of structured and semi-structured data to create a unified data record. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases without latency. The cloud services layer intelligently optimizes each use case’s performance requirements with no administration. This architecture is built on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.
We generate the substantial majority of our revenue from fees charged to our customers based on the storage, compute, and data transfer resources consumed on our platform as a single, integrated offering. For storage resources, consumption fees are based on the average terabytes per month of all of the customer’s data stored in our platform. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

Our customers typically enter into capacity arrangements on an annual basis, or consume our platform under on-demand arrangements in which we charge for use of our platform monthly in arrears. Consumption for most customers accelerates from the beginning of their usage to the end of their contract terms and often exceeds their initial capacity commitment amounts. When this occurs, our customers have the option to amend their existing agreement with us to purchase additional capacity or request early renewals. When a customer’s consumption during the contract term does not exceed its capacity commitment amount, it may have the option to roll over any unused capacity to future periods, generally on the purchase of additional capacity. For these reasons, we believe our deferred revenue is not a meaningful indicator of future revenue that will be recognized in any given time period.
Our go-to-market strategy is focused on acquiring new customers and driving continued use of our platform for existing customers. We primarily focus our selling efforts on large organizations and sell our platform through a direct sales force, which targets technical and business leaders who are adopting a cloud strategy and leveraging data to improve their business performance. Our sales organization is comprised of sales development, inside sales, and field sales personnel and is segmented by the size of prospective customers. Once our platform has been adopted, we focus on increasing the migration of additional customer workloads to our platform to drive increased consumption, as evidenced by our net revenue retention rate, which exceeded 150% as of January 31, 2019 and 2020 and July 31, 2020.
Our platform is used globally by organizations of all sizes across a broad range of industries. As of July 31, 2020, we had 3,117 total customers, increasing from 948 and 2,392 as of January 31, 2019 and 2020, respectively. Our platform has been adopted by many of the world’s largest organizations that view Snowflake as a key strategic partner in their cloud and data transformation initiatives. As of July 31, 2020, our customers included seven of the Fortune 10 and 146 of the Fortune 500, based on the 2020 Fortune 500 list, and those customers contributed approximately 4% and 26% of our revenue for the six months ended July 31, 2020, respectively. The number of customers that contributed more than $1 million in trailing 12-month product revenue increased from 22 to 56 as of July 31, 2019 and 2020, respectively.
We have achieved significant growth in recent periods. For the fiscal years ended January 31, 2019 and 2020, our revenue was $96.7 million and $264.7 million, respectively, representing year-over-year growth of 174%. For the six months ended July 31, 2019 and 2020, our revenue was $104.0 million and $242.0 million, respectively, representing year-over-year growth of 133%. Our net loss was $178.0 million and $348.5 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $177.2 million and $171.3 million for the six months ended July 31, 2019 and 2020, respectively.
Key Factors Affecting Our Performance
Adoption of our Cloud Data Platform
Our future success depends in large part on the market adoption of our Cloud Data Platform. While we see growing demand for our platform, particularly from large enterprises, many of these organizations have invested substantial technical, financial, and personnel resources in their legacy database products or big data offerings, despite their inherent limitations. While this makes it difficult to predict customer adoption rates and future demand, we believe that the benefits of our platform put us in a strong position to capture the significant market opportunity ahead.
Expanding Within our Existing Customer Base
Our large base of customers represents a significant opportunity for further consumption of our platform. As of July 31, 2020, our customers included seven of the Fortune 10 and 146 of the Fortune 500. While we have seen a rapid increase in the number of customers that have contributed more than $1 million in product revenue in the trailing 12 months, we believe that there is a substantial opportunity to continue growing these customers further, as well as continuing to expand the usage of our platform within our other existing customers. We plan to continue investing in our direct sales force to encourage increased consumption and adoption of new use cases among our existing customers.
Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they migrate more data to the public cloud, identify new use cases, and realize the benefits of our platform. However, because we generally recognize product revenue on consumption and not ratably over the term of the contract, we do not have visibility into the timing of revenue recognition from any particular customer. In any given period, there is a risk that customer consumption of our platform will be slower than we expect, which may cause fluctuations in our revenue and results of operations. New software releases or hardware improvements may make our platform more efficient, enabling customers to consume fewer compute, storage, and data transfer resources to accomplish the same workloads. Our ability to increase usage of our platform by, and sell additional contracted capacity to, existing customers, and, in particular, large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, overall changes in our customers’ spending levels, the effectiveness of our efforts to help our customers realize the benefits of our platform, and the extent to which customers migrate new workloads to our platform over time.
Acquiring New Customers
We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization and competitive dynamics in our target markets. We intend to expand our direct sales force, with a focus on increasing sales to large organizations. While our platform is built for organizations of all sizes and industries, we have only recently focused our selling efforts on large enterprise customers. We may not achieve anticipated revenue growth from expanding our sales force to focus on large enterprises if we are unable to hire, develop, integrate, and retain talented and effective sales personnel; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.
Investing in Growth and Scaling our Business
We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions in order to grow our operations both domestically and internationally. We have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily to grow our business to take advantage of our expansive market opportunity rather than optimize for profitability or cash flow in the near future.
Key Business Metrics
We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Product revenue (in millions)	$95.7	$252.2	$100.6	$227.0

	January 31,		July 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Remaining performance obligations (in millions)	$128.0	$426.3	$221.1	$688.2

	January 31,		July 31,
	2019	2020	2019	2020
Total customers	948	2,392	1,547	3,117
Net revenue retention rate	180%	169%	223%	158%
Customers with trailing 12-month product revenue greater than $1 million	14	41	22	56
Product Revenue
Product revenue is a key metric for us because we recognize revenue based on platform consumption, which is inherently variable at our customers’ discretion, and not based on the amount and duration of contract terms. Product revenue includes compute, storage, and data transfer resources, which are consumed by customers on our platform as a single, integrated offering. Customers have the flexibility to consume more than their contracted capacity during the contract term and may have the ability to roll over unused capacity to future periods, generally on the purchase of additional capacity at renewal. Our consumption-based business model distinguishes us from subscription-based software companies that generally recognize revenue ratably over the contract term and may not permit rollover. Because customers have flexibility in the timing of their consumption, which can exceed their contracted capacity or extend beyond the original contract term in many cases, the amount of product revenue recognized in a given period is an important indicator of customer satisfaction and the value derived from our platform. While customer use of our platform in any period is not necessarily indicative of future use, we estimate future revenue using predictive models based on customers’ historical usage to plan and issue financial forecasts. Product revenue excludes our professional services and other revenue, which has been less than 10% of total revenue in each of the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020.
Remaining Performance Obligations
Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO excludes performance obligations from on-demand arrangements and certain time and materials contracts that are billed in arrears. RPO is not necessarily indicative of future product revenue growth because it does not account for the timing of customers’ consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by a number of factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, seasonality, and the extent to which customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Due to these factors, it is important to review RPO in conjunction with product revenue and other financial metrics disclosed elsewhere in this prospectus.
Total Customers
We count the total number of customers at the end of each period. For purposes of determining our customer count, we treat each customer account that has a corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers. For purposes of determining our customer count, we do not include customers that consume our platform only under on-demand arrangements. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. We believe that the number of customers is an important indicator of the growth of our business and future revenue trends.
Net Revenue Retention Rate
We believe the growth in use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our dollar-based net revenue retention rate to measure this growth. To calculate this metric, we first specify a measurement period consisting of the trailing two years from our current period end. Next, we define as our measurement cohort the population of customers under capacity contracts that used our platform at any point in the first month of the first year of the measurement period. We then calculate our net revenue retention rate as the quotient obtained by dividing our product revenue from this cohort in the second year of the measurement period by our product revenue from this cohort in the first year of the measurement period. Any customer in the cohort that did not use our platform in the second year remains in the calculation and contributes zero product revenue in the second year. Our net revenue retention rate is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. Since we will continue to attribute the historical product revenue to the consolidated contract, consolidation of capacity contracts within a customer’s organization typically will not impact our net revenue retention rate unless one of those customers was not a customer at any point in the first month of the first year of the measurement period. We expect our net revenue retention rate to decrease over time as customers that have consumed our platform for an extended period of time become a larger portion of both our overall customer base and our product revenue that we use to calculate net revenue retention rate, and as their consumption growth primarily relates to existing use cases rather than new use cases.

Customers with Trailing 12-Month Product Revenue Greater than $1 Million
Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, a wider range of potential use cases, and greater potential for migrating new workloads to our platform over time. As a measure of our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers under capacity arrangements that contributed more than $1 million in product revenue in the trailing 12 months. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Impact of COVID-19
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. We have experienced, and may continue to experience, a modest adverse impact on certain parts of our business following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to our customers. We have also experienced, and may continue to experience, a modest positive impact on other aspects of our business, including an increase in consumption of our platform by existing customers. Moreover, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or cancellation of customer and employee events. While a reduction in operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business. We cannot predict how long we will continue to experience these impacts as shelter-in-place orders and other related measures are expected to change over time. Our results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. In addition, in response to the spread of COVID-19, we have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners.
The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. For additional details, see the section titled “Risk Factors.”
Components of Results of Operations
Revenue
We deliver our platform over the internet as a service. Customers choose to consume our platform under either capacity arrangements, in which they commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which we charge for use of our platform monthly in arrears. Under capacity arrangements, from which a substantial majority of our revenue is derived, we typically bill our customers annually in advance of their consumption. However, in future periods, we expect to see an increase in capacity contracts providing for quarterly upfront billings and monthly in arrears billings as our customers increasingly want to align consumption and timing of payments. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer’s contracted usage amount or following the expiration of a customer’s contract. Revenue from on-demand arrangements represented less than 10% of our revenue for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020.
We recognize revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. We recognize the deployment fee ratably over the contract term. Such deployment revenue represented approximately 1% of our revenue for the fiscal years ended January 31, 2019 and 2020.
Our customer contracts for capacity typically have a one-year term. To the extent our customers enter into such contracts and either consume our platform in excess of their capacity commitments or continue to use our platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, our customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. For those customers who do not have a capacity arrangement, our on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or us.
We generate the substantial majority of our revenue from fees charged to our customers based on the storage, compute, and data transfer resources consumed on our platform as a single, integrated offering. We do not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on our platform. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer’s data stored in our platform. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.
Because customers have flexibility in their consumption and we generally recognize revenue on consumption and not ratably over the term of the contract, we do not have the visibility into the timing of revenue recognition from any particular customer contract that typical subscription-based software companies may have. As our customer base grows, we expect our ability to forecast customer consumption in the aggregate will improve. However, in any given period, there is a risk that customers will consume our platform more slowly than we expect, which may cause fluctuations in our revenue and results of operations.
Our revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services, and training related to our platform. Our professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists of fees from customer training delivered on-site or through publicly available classes.
Allocation of Overhead Costs
Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, and IT-related personnel and other expenses, such as software and subscription services.
Cost of Revenue
Cost of revenue consists of cost of product revenue and cost of professional services and other revenue. Cost of revenue also includes allocated overhead costs.
Cost of product revenue. Cost of product revenue consists primarily of third-party cloud infrastructure expenses incurred in connection with our customers’ use of our platform and the deployment and maintenance of our platform on public clouds, including different regional deployments, and personnel-related costs associated with customer support and maintaining service availability, including salaries, benefits, bonuses, and stock-based compensation. Cost of product revenue also includes amortization of internal-use software development costs, amortization of acquired developed technology intangible assets, and expenses associated with software and subscription services dedicated for use by our customer support team and our engineering team responsible for maintaining our platform.
Cost of professional services and other revenue. Cost of professional services and other revenue consists primarily of personnel-related costs associated with our professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, and costs of contracted third-party partners.
We intend to continue to invest additional resources in our platform infrastructure and our customer support and professional services organizations to support the growth of our business. Some of these investments, including certain support costs and costs of expanding our business internationally, are incurred in advance of generating revenue, and either the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect our gross margin from period to period.
Operating Expenses
Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and sales commissions. Operating expenses also include allocated overhead costs.
Sales and Marketing
Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, and stock-based compensation. Sales and marketing expenses also include draws and sales commissions paid to our sales force and referral fees paid to independent third parties, including amortization of deferred commissions. Prior to the six months ended July 31, 2020, we primarily amortized sales commissions over a period of benefit that we determined to be five years as they were earned on new customer or customer expansion contracts. As a result of modifications to our sales compensation plan during the six months ended July 31, 2020, we now expense a portion of these sales commissions in the period earned, as they are earned based on the rate of our customers’ consumption of our platform, which we expect will accelerate our sales and marketing expenses in the near term. The remaining portion of the sales commissions is earned upon origination of the new customer or customer expansion contract and is deferred and amortized over the period of benefit that we determined to be five years. In addition, sales and marketing expenses include expenses from our user conferences and programs, offset by proceeds from such conferences and programs, advertising costs, software and subscription services dedicated for use by our sales and marketing organizations, and outside services contracted for sales and marketing purposes. We expect that our sales and marketing expenses will increase in absolute dollars and continue to be our largest operating expense for the foreseeable future as we grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time.
Research and Development
Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing our platform, and computer equipment, software, and subscription services dedicated for use by our research and development organization. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform. However, we expect that our research and development expenses will decrease as a percentage of our revenue over time. In addition, research and development expenses that qualify as internal-use software development costs are capitalized, the amount of which may fluctuate significantly from period to period.
General and Administrative
General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, and other corporate expenses.
Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time.
Interest Income
Interest income consists primarily of interest income earned on our cash equivalents and short-term and long-term investments.
Other Income (Expense), Net
Other income (expense), net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances, and interest expense.
Provision for (Benefit from) Income Taxes
Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. deferred tax assets because we have concluded that it is more likely than not that the deferred tax assets will not be realized.
Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands)
Revenue	$96,666	$264,748	$104,044	$241,960
Cost of revenue(1)	51,753	116,557	52,546	93,003
Gross profit	44,913	148,191	51,498	148,957
Operating expenses:
Sales and marketing(1)	125,642	293,577	137,465	190,540
Research and development(1)	68,681	105,160	47,782	69,811
General and administrative(1)	36,055	107,542	49,095	62,692
Total operating expenses	230,378	506,279	234,342	323,043
Operating loss	(185,465)	(358,088)	(182,844)	(174,086)
Interest income	8,759	11,551	6,761	4,137
Other expense, net	(502)	(1,005)	(779)	(1,042)
Loss before income taxes	(177,208)	(347,542)	(176,862)	(170,991)
Provision for income taxes	820	993	362	287
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)

________________
(1)Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands)
Cost of revenue	$1,895	$3,650	$1,850	$2,281
Sales and marketing	15,647	20,757	10,626	10,233
Research and development	28,284	15,743	6,411	9,818
General and administrative	6,912	38,249	15,580	16,317
Total stock-based compensation expense	$52,738	$78,399	$34,467	$38,649

Stock-based compensation expense for the fiscal year ended January 31, 2019 included $30.3 million of compensation expense related to the amount paid in excess of the estimated fair value of common stock at the date of the transaction in connection with two issuer tender offers. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further details.
The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(as a percentage of total revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	54	44	51	38
Gross profit	46	56	49	62
Operating expenses:
Sales and marketing	130	111	132	79
Research and development	71	40	46	29
General and administrative	37	41	47	26
Total operating expenses	238	192	225	134
Operating loss	(192)	(136)	(176)	(72)
Interest income	9	4	7	1
Other expense, net	—	—	(1)	—
Loss before income taxes	(183)	(132)	(170)	(71)
Provision for income taxes	1	—	—	—
Net loss	(184)%	(132)%	(170)%	(71)%
Comparison of the Six Months Ended July 31, 2019 and 2020
Revenue

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Revenue:
Product	$100,584	$227,033	$126,449	126%
Professional services and other	3,460	14,927	11,467	331%
Total revenue	$104,044	$241,960	$137,916	133%
Percentage of revenue:
Product	97%	94%
Professional services and other	3	6
Total	100%	100%
Product revenue increased primarily due to increased consumption of our platform by existing customers, as evidenced by our net revenue retention rate of 158% during the six months ended July 31, 2020, as well as capacity sales price increases of approximately 11% year over year, primarily associated with better discipline over discounting. We had 56 customers with product revenue of greater than $1 million for the trailing 12 months ended July 31, 2020, increasing from 22 customers as of July 31, 2019, representing approximately 46% and 47% of our product revenue for the trailing 12 months ended July 31, 2020 and July 31, 2019, respectively. Approximately 94% of our revenue during the six months ended July 31, 2020 was derived from existing customers under capacity arrangements, approximately 3% of our revenue was derived from new customers under capacity arrangements, and the remainder was driven by on-demand arrangements.
Professional services and other revenue increased as we expanded our professional services organization to help our customers further realize the benefits of our platform. We expect professional services and other revenue for the fiscal year ending January 31, 2021 to increase as a percentage of total revenue.
Cost of Revenue, Gross Profit (Loss), and Gross Margin

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Cost of revenue:
Product	$43,199	$78,249	$35,050	81%
Professional services and other	9,347	14,754	5,407	58%
Total cost of revenue	$52,546	$93,003	$40,457	77%
Gross profit (loss):
Product	$57,385	$148,784	$91,399
Professional services and other	(5,887)	173	6,060
Total gross profit	$51,498	$148,957	$97,459
Gross margin:
Product	57%	66%
Professional services and other	(170)%	1%
Total gross margin	49%	62%
Headcount (at period end)
Product	59	101
Professional services and other	54	117
Total headcount	113	218
Cost of product revenue increased primarily due to an increase of $30.0 million in third-party cloud infrastructure expenses, an increase of $3.6 million in personnel-related costs (including an increase of $0.1 million in stock-based compensation) as a result of increased headcount, an increase of $0.7 million in amortization of internal-use software development costs, and an increase of $0.7 million in expenses associated with software and subscription services dedicated for use by our customer support team.
Cost of professional services and other revenue increased primarily due to an increase of $4.6 million in personnel-related costs (including an increase of $0.4 million in stock-based compensation) as a result of increased headcount and an increase of $0.7 million in costs associated with contracted third-party partners.
Our product gross margin increased primarily due to better discipline over discounting, higher volume-based discounts for purchases of third-party cloud infrastructure, and increased scale across our cloud infrastructure regions. Given that we have only recently started to scale our professional services organization, we do not believe year-over-year changes in professional services and other gross margins are meaningful.

Sales and Marketing

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Sales and marketing	$137,465	$190,540	$53,075	39%
Percentage of revenue	132%	79%
Headcount (at period end)	798	1,141
Sales and marketing expenses increased primarily due to a net increase of $32.0 million in personnel-related expenses (including stock-based compensation as discussed further below, but excluding commission expenses) as a result of increased headcount, an increase of $4.9 million in advertising costs, an increase of $4.5 million in allocated overhead costs, primarily due to rent associated with our new headquarters and increased IT-related costs, an increase of $2.1 million in contractor fees, partially offset by a decrease of $7.0 million in recruiting expenses. Our personnel-related expenses, sales-related conferences and events, and expenses from user conferences and programs were less than anticipated due to COVID-19, which resulted in us delaying hiring and reducing travel and event spend. Expenses associated with commissions and third-party referral fees, including amortization of deferred commissions, increased $15.9 million for the six months ended July 31, 2020, compared to the six months ended July 31, 2019. The increase was due to an increase in bookings and modifications to our sales compensation plan during the six months ended July 31, 2020, as discussed in “Components of Results of Operations” above.
Stock-based compensation expense decreased $0.4 million, primarily due to a decrease of $3.5 million in stock-based compensation expense related to certain restricted stock awards granted to a third-party service provider that fully vested as of January 31, 2020. This was partially offset by an increase in headcount during the six months ended July 31, 2020.
Research and Development

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Research and development	$47,782	$69,811	$22,029	46%
Percentage of revenue	46%	29%
Headcount (at period end)	261	384
Research and development expenses increased primarily due to an increase of $17.8 million in personnel-related expenses (including an increase of $3.4 million in stock-based compensation) as a result of increased headcount, an increase of $3.7 million in third-party cloud infrastructure expenses incurred in developing our platform, and an increase of $0.6 million in expenses associated with subscription services dedicated for use by our research and development organization, partially offset by immaterial items.
General and Administrative

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
General and administrative	$49,095	$62,692	$13,597	28%
Percentage of revenue	47%	26%
Headcount (at period end)	161	294
General and administrative expenses increased primarily due to an increase of $7.9 million in personnel-related expenses (including an increase of $0.7 million in stock-based compensation) as a result of increased headcount, an increase of $3.2 million in outside services, primarily related to legal and accounting services, an increase of $1.0 million in business license fees, property taxes, and other business taxes, an increase of $0.9 million in expenses associated with software and subscription services dedicated for use by our general and administrative functions, and an increase of $0.5 million in allocated overhead expenses, primarily due to rent associated with our new headquarters and increased IT-related costs to support the growth of our business, partially offset by a decrease of $1.2 million in rent expense due to a decrease in unused lease spaces and an increase in sublease income.
Interest Income

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Interest income	$6,761	$4,137	$(2,624)	(39)%
Interest income decreased primarily due to lower yields on investments, partially offset by the effect of higher cash and investment balances.
Provision for Income Taxes

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Loss before income taxes	$(176,862)	$(170,991)	$5,871	(3)%
Provision for income taxes	362	287	(75)	(21)
Effective tax rate	(0.2)%	(0.2)%
We maintain a full valuation allowance on our U.S. deferred tax assets, and the significant components of the tax expense recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on the timing of recognition of income and deductions, and availability of net operating losses and tax credits. Our effective tax rate might fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.
Comparison of the Fiscal Years Ended January 31, 2019 and 2020
Revenue

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Revenue
Product	$95,683	$252,229	$156,546	164%
Professional services and other	983	12,519	11,536	1,174%
Total revenue	$96,666	$264,748	$168,082	174%
Percentage of revenue:
Product	99%	95%
Professional services and other	1	5
Total	100%	100%
Product revenue increased primarily due to increased consumption of our platform by existing customers, as evidenced by our net revenue retention rate of 169% during the fiscal year ended January 31, 2020, as well as capacity sales price increases of approximately 12% year over year associated with better discipline over discounting. We had 41 customers with product revenue of greater than $1 million for the trailing 12 months ended January 31, 2020, increasing from 14 customers as of January 31, 2019, representing approximately 47% and 46% of our product revenue for the trailing 12 months ended January 31, 2020 and January 31, 2019, respectively. Approximately 84% of our revenue during the fiscal year ended January 31, 2020 was derived from existing customers under capacity arrangements, approximately 12% of our revenue was derived from new customers under capacity arrangements, and the remainder was driven by on-demand arrangements.

Professional services and other revenue increased as we expanded our professional services organization to help our customers further realize the benefits of our platform. We expect professional services and other revenue to increase as a percentage of total revenue for the fiscal year ending January 31, 2021 and increase in absolute dollars in future periods.
Cost of Revenue, Gross Profit (Loss), and Gross Margin

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Cost of revenue:
Product	$41,575	$96,622	$55,047	132%
Professional services and other	10,178	19,935	9,757	96%
Total cost of revenue	$51,753	$116,557	$64,804	125%
Gross profit (loss):
Product	$54,108	$155,607	$101,499
Professional services and other	(9,195)	(7,416)	1,779
Total gross profit	$44,913	$148,191	$103,278
Gross margin:
Product	57%	62%
Professional services and other	(935)%	(59)%
Total gross margin	46%	56%
Headcount (at period end)
Product	36	81
Professional services and other	47	84
Total headcount	83	165
Cost of product revenue increased primarily due to an increase of $37.3 million in third-party cloud infrastructure expenses, an increase of $10.4 million in personnel-related costs (including an increase of $0.9 million in stock-based compensation) as a result of increased headcount, an increase of $2.7 million in allocated overhead costs, primarily due to rent associated with our new headquarters and increased IT-related costs to support the growth of our business, and an increase of $2.4 million in expenses associated with software and subscription services dedicated for use by our customer support team.
Cost of professional services and other revenue increased primarily due to an increase of $9.6 million in personnel-related costs (including an increase of $0.8 million in stock-based compensation) as a result of increased headcount and an increase of $0.9 million in allocated overhead costs, primarily due to rent associated with our new headquarters and increased IT-related costs to support the growth of our business, partially offset by immaterial items.
Our product gross margin increased primarily due to better discipline over discounting, higher volume-based discounts for purchases of third-party cloud infrastructure, and increased scale across our cloud infrastructure regions. Given that we have only recently started to scale our professional services organization, we do not believe year-over-year changes in professional services and other gross margins are meaningful.
Sales and Marketing

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Sales and marketing	$125,642	$293,577	$167,935	134%
Percentage of revenue	130%	111%
Headcount (at period end)	551	989
Sales and marketing expenses increased primarily due to an increase of $100.2 million in personnel-related expenses (including an increase of $5.1 million in stock-based compensation, but excluding commission expenses) as a result of increased headcount, an increase of $18.8 million in advertising costs, an increase of $17.3 million in allocated overhead costs, primarily due to rent associated with our new headquarters and increased IT-related costs, an increase of $6.3 million in outside services, an increase of $3.4 million in expenses incurred for sales-related conferences and events, and an increase of $3.0 million in expenses from our user conferences and programs, partially offset by immaterial items. Expenses associated with commissions and third-party referral fees, including amortization of deferred commissions, increased $19.2 million for the fiscal year ended January 31, 2020, compared to the fiscal year ended January 31, 2019, due to increased bookings.
Research and Development

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Research and development	$68,681	$105,160	$36,479	53%
Percentage of revenue	71%	40%
Headcount (at period end)	164	311
Research and development expenses increased primarily due to a net increase of $15.5 million in personnel-related expenses (including stock-based compensation as discussed further below) as a result of increased headcount, an increase of $10.0 million in allocated overhead costs, primarily due to rent associated with our new headquarters and increased IT-related costs to support the growth of our business, and an increase of $8.7 million in third-party cloud infrastructure expenses incurred in developing our platform.
During the fiscal year ended January 31, 2019, we completed two issuer tender offers, which resulted in $30.3 million of stock-based compensation, of which $21.8 million was included in research and development expenses, for the amount paid to purchase shares of our Class B common stock in excess of fair value. Accordingly, stock-based compensation for the fiscal year ended January 31, 2020 decreased $12.5 million compared to the fiscal year ended January 31, 2019, although the amount of the decrease was partially offset by an increase in stock-based compensation attributable to increased headcount during the fiscal year ended January 31, 2020.
General and Administrative

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
General and administrative	$36,055	$107,542	$71,487	198%
Percentage of revenue	37%	41%
Headcount (at period end)	140	211
General and administrative expenses increased primarily due to an increase of $50.5 million in personnel-related expenses as a result of increased headcount (including an increase of $31.3 million in stock-based compensation partially attributable to the modification of certain awards held by our former Chief Executive Officer), an increase of $8.2 million in outside services, primarily related to legal and accounting services, an increase of $5.9 million in allocated overhead expenses, primarily due to rent associated with our new headquarters and increased IT-related costs to support the growth of our business, and an increase of $5.9 million in unallocated rent expense related to unused lease spaces to accommodate planned headcount growth.
Interest Income

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Interest income	$8,759	$11,551	$2,792	32%
Interest income increased primarily due to higher cash and investment balances.

Provision for Income Taxes

	Fiscal Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Loss before income taxes	$(177,208)	$(347,542)	$(170,334)	96%
Provision for income taxes	820	993	173	21%
Effective tax rate	(0.5)%	(0.3)%
The provision for income taxes increased primarily as a result of the increase in pre-tax income related to international operations, offset by the partial release of a valuation allowance as a result of an acquisition.
We maintain a full valuation allowance on our U.S. deferred tax assets, and the significant components of the tax expense recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on the timing of recognition of income and deductions and availability of net operating losses and tax credits. Our effective tax rate fluctuates significantly and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.
Quarterly Results of Operations
The following tables summarize our selected unaudited quarterly consolidated statements of operations data, the percentage of revenues that each line item represents, and the key business metrics for each of the eight quarters in the period ended July 31, 2020. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.
Consolidated Statements of Operations Data

	Three Months Ended
	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
	(in thousands)
Revenue	$28,680	$36,678	$43,705	$60,339	$73,012	$87,692	$108,815	$133,145
Cost of revenue(1)	13,824	20,389	24,038	28,508	29,489	34,522	42,557	50,446
Gross profit	14,856	16,289	19,667	31,831	43,523	53,170	66,258	82,699
Operating expenses:
Sales and marketing(1)	32,257	46,181	64,052	73,413	75,668	80,444	97,877	92,663
Research and development(1)	12,820	27,574	21,618	26,164	27,669	29,709	33,278	36,533
General and administrative(1)	8,773	14,304	21,272	27,823	30,318	28,129	31,506	31,186
Total operating expenses	53,850	88,059	106,942	127,400	133,655	138,282	162,661	160,382
Operating loss	(38,994)	(71,770)	(87,275)	(95,569)	(90,132)	(85,112)	(96,403)	(77,683)
Interest income	2,025	4,196	3,594	3,167	2,491	2,299	2,448	1,689
Other income (expense), net	(180)	(21)	(287)	(492)	(40)	(186)	67	(1,109)
Loss before income taxes	(37,149)	(67,595)	(83,968)	(92,894)	(87,681)	(82,999)	(93,888)	(77,103)
Provision for (benefit from) income taxes	199	308	(159)	521	376	255	(244)	531
Net loss	$(37,348)	$(67,903)	$(83,809)	$(93,415)	$(88,057)	$(83,254)	$(93,644)	$(77,634)

________________
(1)Includes stock-based compensation as follows:

	Three Months Ended
	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
	(in thousands)
Cost of revenue	$302	$1,229	$780	$1,070	$832	$968	$1,117	$1,164
Sales and marketing	3,216	7,163	5,560	5,066	4,802	5,329	5,098	5,135
Research and development	1,945	13,681	2,954	3,457	4,411	4,921	4,664	5,154
General and administrative	1,240	2,721	6,722	8,858	12,913	9,756	9,566	6,751
Stock-based compensation expense	$6,703	$24,794	$16,016	$18,451	$22,958	$20,974	$20,445	$18,204

Stock-based compensation expense for the three months ended January 31, 2019 included $16.0 million of compensation expense, of which $11.0 million was included in research and development expenses, related to the amount paid in excess of the estimated fair value of common stock at the date of the transaction in connection with our issuer tender offers. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further details.
Percentage of Revenue Data

	Three Months Ended
	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	48	56	55	47	40	39	39	38
Gross margin	52	44	45	53	60	61	61	62
Operating expenses:
Sales and marketing	112	125	146	122	104	92	90	70
Research and development	45	75	49	43	38	34	30	27
General and administrative	31	39	49	46	42	32	29	23
Total operating expenses	188	239	244	211	184	158	149	120
Operating margin	(136)	(195)	(199)	(158)	(124)	(97)	(88)	(58)
Interest income	7	11	8	5	4	2	2	1
Other income (expense), net	—	—	(1)	(1)	—	—	—	(1)
Loss before income taxes	(129)	(184)	(192)	(154)	(120)	(95)	(86)	(58)
Provision for (benefit from) income taxes	1	1	—	1	1	—	—	—
Net loss	(130)%	(185)%	(192)%	(155)%	(121)%	(95)%	(86)%	(58)%
Quarterly Changes in Revenue
Revenue increased sequentially in each of the quarters presented primarily due to increased consumption of our platform by existing customers and the addition of new customers. Because our revenue is based on consumption and consumption is at the discretion of our customers, our historical revenue results are not necessarily indicative of future performance.
Quarterly Changes in Cost of Revenue
Cost of revenue increased sequentially in each of the quarters presented primarily as a result of increased third-party cloud infrastructure expenses, driven by the initial cost of new deployments and increased consumption of our platform by customers, as well as increased personnel-related expenses resulting from increased headcount.
Quarterly Changes in Gross Margin
Our improved gross margin during the last four quarters presented is primarily attributable to higher volume-based discounts for purchases of third-party cloud infrastructure, increased scale across our cloud infrastructure regions, and improved platform pricing discipline.
Quarterly Changes in Operating Expenses
Operating expenses have generally increased sequentially in each of the quarters presented primarily due to increased headcount and other related costs to support our growth. However, after the outbreak of

COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or cancellation of customer and employee events. We intend to continue to make significant investments in research and development as we add features and enhance our platform. We also intend to invest in our sales and marketing organization to drive future revenue growth.
Key Business Metrics

	Three Months Ended
	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
Product revenue (in millions)	$28.5	$36.4	$42.8	$57.8	$69.2	$82.4	$101.8	$125.2

	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
Remaining performance obligations (in millions)	$82.8	$128.0	$137.9	$221.1	$273.0	$426.3	$467.8	$688.2
Total customers	702	948	1,194	1,547	1,934	2,392	2,720	3,117
Net revenue retention rate	165%	180%	187%	223%	189%	169%	171%	158%
Customers with trailing 12-month product revenue greater than $1 million	14	14	16	22	31	41	48	56
During the three months ended July 31, 2019, we experienced a significant increase in our net revenue retention rate as a result of a large enterprise customer’s increased consumption of our platform.
In addition, historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year as a result of industry buying patterns. As a result, our sequential growth in RPO has historically been highest in the fourth fiscal quarter of each year. During the three months ended January 31, 2020, we experienced a significant increase in RPO, which reflects seasonality and increases in contract duration. During the three months ended July 31, 2020, we experienced a significant increase in RPO primarily due to a large enterprise customer entering into a multi-year capacity contract.
We expect our net revenue retention rate to decrease over time as customers that have consumed our platform for an extended period of time become a larger portion of both our overall customer base and our product revenue that we use to calculate net revenue retention rate, and as their consumption growth primarily relates to existing use cases rather than new use cases.
Liquidity and Capital Resources
Since inception, we have financed operations primarily through proceeds received from sales of equity securities and payments received from our customers as further detailed below. As of January 31, 2020 and July 31, 2020, our principal sources of liquidity were cash, cash equivalents, and short-term and long-term investments totaling $457.6 million and $886.8 million, respectively. Our investments consist of U.S. government and agency securities, corporate notes and bonds, commercial paper, certificates of deposit, and asset-backed securities.
We believe that our existing cash, cash equivalents, and short-term and long-term investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
	(in thousands)
Net cash used in operating activities	$(143,982)	$(176,558)	$(110,016)	$(45,277)
Net cash (used in) provided by investing activities	(362,642)	138,495	134,951	(441,403)
Net cash provided by financing activities	413,601	57,469	15,891	498,592
Operating Activities
Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses, third-party cloud infrastructure expenses, and overhead expenses. We have generated negative cash flows and have supplemented working capital through net proceeds from the sale of equity securities.
Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including stock-based compensation, net of amounts capitalized, depreciation and amortization of property and equipment, amortization of acquired intangible assets, amortization of operating lease right-of-use assets, amortization of deferred commissions, and changes in operating assets and liabilities during each period.
For the six months ended July 31, 2020, cash used in operating activities was $45.3 million, primarily consisting of our net loss of $171.3 million, adjusted for non-cash charges of $77.1 million, and net cash inflows of $48.9 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $46.8 million increase in deferred revenue, resulting primarily from increased prepaid capacity arrangements, a $27.1 million decrease in accounts receivable due to timing of collections, and an $11.0 million increase in accrued expenses and other liabilities due to increased headcount and growth in our business, partially offset by a $17.4 million decrease in operating lease liabilities due to payments related to our operating lease obligations, a $14.3 million increase in deferred commissions earned on bookings, and a $2.8 million decrease in accounts payable due to the timing of payments.
For the six months ended July 31, 2019, cash used in operating activities was $110.0 million, primarily consisting of our net loss of $177.2 million, adjusted for non-cash charges of $51.4 million, and net cash inflows of $15.8 million provided by changes in our operating assets and liabilities, net of effect of an acquisition. The main drivers of the changes in operating assets and liabilities, net of effect of acquisitions, were a $69.0 million increase in deferred revenue, resulting primarily from increased prepaid capacity arrangements, a $9.5 million increase in accrued expenses and other liabilities due to increased headcount and growth in our business, and a $4.0 million increase in accounts payable. These amounts were partially offset by a $44.7 million increase in accounts receivable due to an increase in sales, a $19.3 million increase in deferred commissions earned on bookings and a $5.3 million increase in prepaid expenses and other assets, primarily driven by prepaid software and subscription services.
Cash used in operating activities decreased $64.7 million during the six months ended July 31, 2020, compared to the six months ended July 31, 2019, primarily due to an increase of $196.6 million in cash collected from customers resulting from increased sales. This was partially offset by increased expenditures due to an increase in headcount and growth in our business. We expect cash used in operating activities to decrease for the fiscal year ending January 31, 2021 compared to the fiscal year ended January 31, 2020.
For the fiscal year ended January 31, 2020, cash used in operating activities was $176.6 million, primarily consisting of our net loss of $348.5 million, adjusted for non-cash charges of $122.6 million, and net cash inflows of $49.3 million provided by changes in our operating assets and liabilities, net of effect of acquisitions. The main drivers of the changes in operating assets and liabilities, net of effect of acquisitions, were a $223.0 million increase in deferred revenue, resulting primarily from increased prepaid capacity arrangements, a $1.1 million increase in accounts payable, and a $35.0 million increase in accrued expenses and other liabilities due to increased headcount. These amounts were partially offset by a $116.9 million increase in accounts receivable due to an increase in sales, a $10.8 million increase in prepaid expenses and other assets, primarily driven by prepaid software and subscription services, a

$68.6 million increase in deferred commissions earned on bookings, and a $13.5 million decrease in operating lease liabilities due to payments related to our operating lease obligations.
For the fiscal year ended January 31, 2019, cash used in operating activities was $144.0 million, primarily consisting of our net loss of $178.0 million, adjusted for non-cash charges of $27.8 million, and net cash inflows of $6.2 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities, net of the effect of acquisitions, were a $79.6 million increase in deferred revenue, resulting primarily from increased prepaid capacity arrangements, a $5.2 million increase in accounts payable, and a $20.8 million increase in accrued expenses and other liabilities due to increased headcount. These amounts were partially offset by a $51.4 million increase in accounts receivable due to an increase in sales, a $9.1 million increase in prepaid expenses and other assets, primarily driven by prepaid software and subscription services, a $36.3 million increase in deferred commissions earned on bookings, and a $2.5 million decrease in operating lease liabilities due to payments related to our operating lease obligations.
Investing Activities
Cash used in investing activities during the six months ended July 31, 2020 was $441.4 million, as a result of net purchases of investments, purchases of property and equipment to support additional office facilities, purchases of intangible assets, cash paid for an acquisition, and capitalized internal-use software development costs.
Cash provided by investing activities during the six months ended July 31, 2019 was $135.0 million, primarily as a result of net sales, maturities, and redemptions of investments, partially offset by purchases of property and equipment to support additional office facilities and cash paid for an acquisition, net of cash acquired.
Cash provided by investing activities during the fiscal year ended January 31, 2020 was $138.5 million, primarily as a result of net sales, maturities, and redemptions of investments, partially offset by purchases of property and equipment to support additional office facilities, and cash paid for acquisitions, net of cash acquired.
Cash used in investing activities during the fiscal year ended January 31, 2019 was $362.6 million, as a result of net purchases of investments, purchases of property and equipment to support additional office facilities, and capitalized internal-use software development costs.
Financing Activities
Cash provided by financing activities for the six months ended July 31, 2019 and 2020 was $15.9 million and $498.6 million, respectively, primarily as a result of proceeds from the issuance of equity securities.
Cash provided by financing activities for the fiscal year ended January 31, 2020 was $57.5 million, primarily as a result of proceeds from the issuance of equity securities.
Cash provided by financing activities for the fiscal year ended January 31, 2019 was $413.6 million, primarily as a result of proceeds from the issuance of equity securities, partially offset by our purchases of common stock in connection with two issuer tender offers.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of January 31, 2020:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years		More than 5 Years
	(in thousands)
Operating lease commitments	$203,584	$14,148	$35,714	$33,905		$119,817
Purchase commitments	246,678	12,794	140,231	93,653	(1)	—
Total	$450,262	$26,942	$175,945	$127,558		$119,817

________________
(1)Includes $50.7 million of remaining non-cancelable contractual commitments as of January 31, 2020 related to one of our third-party cloud infrastructure agreements, under which we committed to spend an aggregate of at least $60.0 million between March 2019 and December 2023 with no minimum purchase commitment during any year. We had made payments totaling $9.3 million under this agreement as of January 31, 2020. This agreement was subsequently amended in August 2020. Under the amended agreement, we have committed to spend an aggregate of at least $550.0 million, which is not included in the table above, between September 2020 and December 2025 with no minimum purchase commitment during any year. If we fail to meet the minimum purchase commitment by December 2025, we are required to pay the difference, and such payment can be applied to qualifying expenditures for cloud infrastructure services for up to twelve months after December 2025.
The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our operating lease commitments, net of sublease receipts, relate primarily to our facilities. Purchase commitments relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate our operations at the enterprise level. Our long-term purchase commitments may be satisfied earlier than in the payment periods presented above as we continue to grow and scale our business.
The purchase commitment amounts in the table above include the remaining non-cancellable commitments of $118.8 million in aggregate related to a third-party cloud infrastructure agreement that was subsequently amended in July 2020. The table above reflects $1.8 million, $58.5 million, and $58.5 million that would have been due during the fiscal years ending January 31, 2021, 2022 and 2023, respectively, if such agreement had not been amended. Under the amended agreement, we have committed to spend $1.2 billion between August 2020 and July 2025 on cloud infrastructure services ($115.0 million between August 2020 and July 2021, $185.0 million between August 2021 and July 2022, $250.0 million between August 2022 and July 2023, $300.0 million between August 2023 and July 2024, and $350.0 million between August 2024 and July 2025). If we fail to meet the minimum purchase commitment during any year, we are required to pay the difference.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.
Interest Rate Risk
As of July 31, 2020, we had $886.8 million of cash, cash equivalents, and short-term and long-term investments in a variety of securities, including U.S. government and agency securities, corporate notes and bonds, commercial paper, certificates of deposit, asset-backed securities, and money market funds. In addition, we had $15.0 million of restricted cash primarily due to outstanding letters of credit established in connection with lease agreements for our facilities. Our cash, cash equivalents, and short-term and long-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. A hypothetical 10% increase or decrease in interest rates would have resulted in a decrease of $51.6 million or an increase of $1.1 million in the market value of our cash equivalents, and short-term and long-term investments as of July 31, 2020.
Foreign Currency Exchange Risk
Our reporting currency and the functional currency of our wholly-owned foreign subsidiaries is the U.S. dollar. All of our sales are currently denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States,

Canada, Germany, Netherlands, France, the United Kingdom, Singapore, and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.
We deliver our platform over the internet as a service. Customers choose to consume our platform under either capacity arrangements, in which they commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which we charge for use of our platform monthly in arrears. Under capacity arrangements, from which a majority of our revenue is derived, we typically bill our customers annually in advance of their consumption. We recognize revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. We recognize the deployment fee ratably over the contract term. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer’s contracted usage amount or following the expiration of a customer’s contract. Revenue from on-demand arrangements represented less than 10% of our revenue for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020.
Customers do not have the contractual right to take possession of our platform. Pricing for our platform includes embedded support services, data backup, and disaster recovery services, as well as future updates, when and if available, offered during the contract term.
Our customer contracts for capacity typically have a one-year term. To the extent our customers enter into such contracts and either consume our platform in excess of their capacity commitments or continue to use our platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, our customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. Customer contracts are generally non-cancelable during the contract term, although customers can terminate for breach if we materially fail to perform. For those customers who do not have a capacity arrangement, our on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or us.
For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer’s data stored in our platform. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.
Our revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services, and training related to our platform. Our professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists of fees from customer training delivered on-site or through publicly available classes.
We determine revenue recognition in accordance with ASC 606 through the following five steps:
1) Identify the contract with a customer. We consider the terms and conditions of the contracts and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract has been approved by both parties, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.
2) Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. We treat consumption of our platform for compute, storage, and data transfer resources as one single performance obligation because they are consumed by customers as a single, integrated offering. We do not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on our platform. We treat the virtual private deployments for customers, professional services, on-site technical solution services, and training each as a separate and distinct performance obligation. Some of our customers have negotiated an option to purchase additional capacity at a stated discount. These options generally do not provide a material right as they are priced at our stand-alone selling price (SSP), as described below, as the stated discounts are not incremental to the range of discounts typically given.
3) Determine the transaction price. The transaction price is determined based on the consideration we expect to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).
4) Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP. The determination of a relative SSP for each distinct performance obligation requires judgment. We determine SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the services being sold, the volume of capacity commitments, and other factors.
5) Recognize revenue when or as we satisfy a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. We determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred. Virtual private deployment fees are recognized ratably over the term of the deployment as the deployment service represents a stand-ready performance obligation provided throughout the deployment term.
Stock-Based Compensation
We measure and recognize compensation expense for all stock-based awards, including stock options, RSUs, and restricted stock awards (RSAs), granted to employees, directors, and non-employees, based on the estimated fair value of the awards on the date of grant.
The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. Generally, stock-based compensation expense is recognized on a straight-line basis over the requisite service period. We also grant certain awards that have performance-based vesting conditions. Stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. If an award contains a provision whereby vesting is accelerated upon a change in control, we recognize stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of our control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.
Our option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent our best estimates. These estimates involve inherent uncertainties and the application of judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.
These assumptions are estimated as follows:
•Fair value of underlying common stock. Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which equity grants are approved.
•Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options.
•Expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
•Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
•Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.
The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted to employees and non-employees during each of the periods presented:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Expected term (in years)	6.27	5.98	6.00	6.03
Expected volatility	42.9%	36.9%	37.1%	36.9%
Risk-free interest rate	2.9%	2.0%	2.2%	1.2%
Expected dividend yield	—%	—%	—%	—%

Our RSUs typically have both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the company filed under the Securities Act for the sale of our common stock or (ii) immediately prior to the closing of a change in control of the company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation expense related to RSUs remained unrecognized as of July 31, 2020. If the effectiveness of a registration statement had occurred on July 31, 2020, we would have recognized $29.1 million of stock-based compensation expense for all RSUs that had fully or partially satisfied the service-based vesting condition on that date and would have $199.8 million of unrecognized compensation cost to be recognized over a weighted-average period of 2.1 years.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
Common Stock Valuations
The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:
•contemporaneous valuations of our common stock performed by independent third-party specialists;
•the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•the prices paid for common or convertible preferred stock sold to third-party investors by us and prices paid in secondary transactions for shares repurchased by us in arm’s-length transactions, including any tender offers;
•the lack of marketability inherent in our common stock;
•our actual operating and financial performance;
•our current business conditions and projections;
•the hiring of key personnel and the experience of our management;
•the history of the company and the introduction of new products;
•our stage of development;
•the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given prevailing market conditions;
•the operational and financial performance of comparable publicly traded companies; and
•the U.S. and global capital market conditions and overall economic conditions.
In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.
For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the common stock using either the option-pricing method (OPM), or a hybrid of the probability-weighted expected return method (PWERM) and OPM methods. Our valuations prior to April 30, 2019 were allocated based on the OPM. Beginning April 30, 2019, our valuations were allocated based on a hybrid method of the PWERM and the OPM.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Based on the initial public offering price per share of $120.00, the aggregate intrinsic value of our outstanding stock options as of July 31, 2020 was $8.2 billion, with $2.8 billion related to vested stock options.
Recently Adopted Accounting Pronouncements
See the sections titled “Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Recently Adopted” and “—Accounting Pronouncements Not Yet Adopted” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the Jumpstart Our Business Startups (JOBS) Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS
We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we are pioneering the Data Cloud, an ecosystem where Snowflake customers, partners, and data providers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.
Our Cloud Data Platform is the innovative technology that powers the Data Cloud. Our platform enables customers to consolidate data into a single source of truth to drive meaningful business insights, build data-driven applications, and share data. We deliver our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.
Our platform solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, or create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.
Our cloud-native architecture consists of three independently scalable layers across storage, compute, and cloud services. The storage layer ingests massive amounts and varieties of structured and semi-structured data to create a unified data record. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases without latency. The cloud services layer intelligently optimizes each use case’s performance requirements with no administration. This architecture is built on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.
Our platform supports a wide range of use cases that enable our customers’ most important business objectives, including data engineering, data lake, data warehousing, data science, data applications, and data sharing. For example, CIOs choose us to help migrate petabytes of raw data to the public cloud and transform it into analytics-ready data. CMOs choose us to create 360-degree customer views. Business leaders choose us to distill insights from their most important business metrics. Data scientists choose us to simplify data transformation to build better machine learning algorithms. Businesses choose us as the analytical engine to power their digital services. CEOs choose us as a strategic partner to accelerate their cloud strategies and deliver new revenue-generating services. From July 1, 2020 to July 31, 2020, we processed an average of 507 million daily queries across all of our customer accounts, up from an average of 254 million daily queries during the corresponding month of the prior fiscal year.
Our business benefits from powerful network effects. The Data Cloud will continue to grow as organizations move their siloed data from cloud-based repositories and on-premises data centers to the Data Cloud. The more customers adopt our platform, the more data can be exchanged with other Snowflake customers, partners, and data providers, enhancing the value of our platform for all users. We believe this network effect will help us drive our vision of the Data Cloud.
Our platform is used globally by organizations of all sizes across a broad range of industries. As of July 31, 2020, we had 3,117 customers, increasing from 1,547 customers as of July 31, 2019. As of July 31, 2020, our customers included seven of the Fortune 10 and 146 of the Fortune 500, based on the 2020 Fortune 500 list, and those customers contributed approximately 4% and 26% of our revenue for the six months ended July 31, 2020, respectively. As our customers experience the benefits of our platform, they typically expand their usage significantly, as evidenced by our net revenue retention rate, which was 158% as of July 31, 2020. The number of customers that contributed more than $1 million in trailing 12-month product revenue increased from 22 to 56 as of July 31, 2019 and 2020, respectively.
We have achieved significant growth in recent periods. For the fiscal years ended January 31, 2019 and 2020, our revenue was $96.7 million and $264.7 million, respectively, representing year-over-year growth of 174%. For the six months ended July 31, 2019 and 2020, our revenue was $104.0 million and $242.0 million, respectively, representing year-over-year growth of 133%. Our net loss was $178.0 million and $348.5 million for the fiscal years ended January 31, 2019 and 2020, respectively, and $177.2 million and $171.3 million for the six months ended July 31, 2019 and 2020, respectively.
Industry Background
Important technology and industry trends are changing the ways organizations leverage their data, including:
•Data is becoming paramount to business success. Data is at the heart of business innovation. It helps set new standards for managing customer relationships, delivering engaging and personalized customer experiences, anticipating new market trends, predicting customer behavior, and informing new business strategies. We believe organizations everywhere are seeking ways to transform their businesses by capturing, analyzing, and mobilizing data.
•The explosion of data is offering richer insights. The rise of cloud-based workloads has led to a proliferation of connected devices, applications, and social media, resulting in an explosion of digital data. According to IDC, there will be 175 zettabytes of data by 2025, representing a CAGR of 27% from 33 zettabytes of data in 2018. This data contains valuable insights for organizations, including key business and performance metrics, customer attributes and behavior, and product strengths and capabilities.
•Cloud adoption is accelerating and diversifying. The migration from static on-premises IT architectures to global, dynamic, and multi-cloud architectures is accelerating, providing massive scalability and technology resources. The public cloud is becoming the new center of gravity for data. According to IDC, 49% of data will be stored in public cloud environments by 2025, an increase from approximately 30% today. Additionally, according to a 2019 IDC report, 90% of Global 1000 Organizations will have a multi-cloud management strategy by 2024.
•Everyone is becoming a data consumer. Historically, data and analytics technologies were only accessible for a few, highly trained individuals. The increasing importance of data in the digital economy, and the increase in business applications for knowledge workers, is empowering every role and function within an organization to become a mainstream data consumer. For example, in a 2020 study by IDC, 60% of enterprises cited more pervasive adoption of analytics solutions by more employees and faster time to insights as first order benefits of data and analytics.
•Technology consumption is moving from fixed capacity to utility. Subscription-based business models opened up technology markets to companies that could not previously afford large upfront capital investments and forced software vendors to be more customer focused. However, the fixed pricing of a subscription-based business model often results in customers paying for unused software. We believe that business models are evolving from a fixed to a utility model, where customers pay only for the resources they consume.
Limitations of Existing Data Technologies
Many organizations have attempted to capture the value of data using solutions built on on-premises legacy database or big data architectures. Legacy database architectures have inherent scalability and capacity constraints and were not originally designed for the adoption of cloud-based workloads. These shortcomings have resulted in data silos, governance challenges, and limited business insights. Big data architectures have attempted to solve the problem of data silos with large pools of cost-effective storage, but in doing so have often created data integrity and governance challenges. In recent years, cloud-based companies, including certain public cloud providers, have introduced solutions that are derived from legacy database and big data architectures. Despite being deployed in the public cloud, these solutions generally suffer from the same limitations due to weaknesses in the underlying architectures.
These existing solutions have some or all of the following limitations:
•Not built for today’s dynamic and diverse data requirements. Legacy database architectures were designed for structured data types from internal business systems and typically fail to capture, manage, organize, and classify semi-structured data generated from connected devices, applications, and social media. Big data architectures can capture diverse data types, but the data is generally stored in inconsistent formats requiring transformation prior to use, often resulting in errors and duplicates.

•Inability to support large data volumes. In legacy database architectures, the storage and compute layers are often tightly coupled. This fundamental design limitation leads to storage capacity constraints, redundant data storage, and insufficient compute resources to ingest and transform ever-increasing volumes of data. Big data architectures provide the ability to store large volumes of data, but can often take hours or days to query larger data sets, limiting speed, data relevance, and actionability for many organizations.
•Inability to simultaneously support many use cases and users. In legacy database architectures, storage and compute resources are inelastic and difficult to scale. As a result, only a subset of users or use cases can be effectively addressed at any given point in time. Big data architectures have larger capacity, but often lack the ability to guarantee consistency and integrity of data when accessed and manipulated.
•Lack of optimized price-performance. Solutions built on legacy database and big data architectures are often time-consuming and costly to operate and require manual organization of data prior to use. In optimizing for price over performance, most big data offerings lack sophisticated query processing that database technologies have had for decades. On the other hand, solutions built on legacy database architectures are often forced to make tradeoffs due to resource scarcity, resulting in compromised performance. As a use case expands and consumes more resources, these legacy approaches can lack scalability and require more time, cost, and effort to provision additional resources.
•Difficult to use. Solutions built on big data architectures often result in project failures due to the significant amount of effort required to configure the infrastructure. Because they require different programming languages, the implementation of these big data architectures regularly requires data analysts to learn new skills to query data.
•Expensive to manage and maintain. Legacy database and big data architectures often require maintenance of the underlying infrastructure, upgrades and patches, and system configuration. As a use case grows in scale, these offerings can require substantial overhead costs to manage and support infrastructure requirements.
•Inability to support a multi-cloud, cross-region strategy. Solutions built on legacy database architectures by public cloud providers are typically only intended to run on specific infrastructures, in specific regions, limiting the flexibility to distribute and share data across public clouds and regions or select optimal functionality. Overreliance on a single public cloud provider can also create disadvantages with regard to pricing negotiations. Some solutions built on legacy database and big data architectures can be hosted in multiple regions across public clouds, but this generally results in more data silos due to architectural limitations.
•Inability to facilitate data sharing. Solutions built on legacy database and big data architectures generally result in data copies, data security concerns, and poor governance when facilitating data sharing. Some public clouds have begun offering marketplaces that provide basic data sharing capabilities. However, these offerings have significant limitations on sharing capacity and do not adequately address data security and governance requirements.
The Rise of the Data Cloud
Data silos have been an enduring challenge blocking organizations from realizing the full value of their data. To solve this problem, organizations have invested billions of dollars in disparate on-premises systems, infrastructure clouds, and application clouds. Yet, the data silo problem persists.
The Data Cloud is our vision of a world without data silos, allowing organizations to access, share, and derive better insights from their data. Customers can share and provide access to each other’s data, augment data science and machine learning algorithms with more data sets, connect global supply chains through data hubs, and create new monetization channels by connecting data providers and consumers. As our Data Cloud grows through broad adoption and increasing usage, there are enhanced benefits from greater data availability.

Our Solution
Our Cloud Data Platform is built on a cloud-native architecture that leverages the massive scalability and performance of the public cloud. Our platform allows customers to consolidate data into a single source of truth to drive meaningful business insights, power applications, and share data across regions and public clouds. Key elements of our platform include:
•Diverse data types. Our platform integrates and optimizes both structured and semi-structured data as a common data set, without sacrificing performance or flexibility.
•Massive scalability of data volumes. Our platform leverages the scalability and performance of the public cloud to support growing data sets without sacrificing performance.
•Multiple use cases and users simultaneously. Our platform makes compute resources dynamically available to address the demand of as many users and use cases as needed. Because the storage layer is independent of compute, the data is centralized and simultaneously accessible by many users without compromising performance or data integrity.
•Optimized price-performance. Our platform uses advanced optimizations to efficiently access only the data required to deliver the desired results. It delivers speed without the need for tuning or the expense of manually organizing data prior to use. Organizations can adjust their consumption to precisely match their needs, always optimizing for price-performance.
•Easy to use. Our platform can be up and running in seconds and is priced based on a consumption-based business model, reducing hidden costs and ensuring customers pay only for what they use. We also use a familiar programming model and query language, saving organizations from additional time and costs to learn new skills or hire specialized analysts or data scientists.
•Delivered as a service with no overhead. Our platform is delivered as a service, eliminating the cost, time, and resources associated with managing underlying infrastructure. We deliver automated platform updates regularly with zero planned downtime, eliminating expensive and time-consuming version and patch management. This gives customers the ability to consume more data at a lower total cost of ownership compared with other solutions.
•Multi-cloud and multi-region. Our platform is available on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.
•Seamless and secure data sharing. Our platform enables governed and secure sharing of live data within an organization and externally across customers and partners, generally without copying or moving the underlying data. When sharing data across regions and public clouds, our platform allows customers to easily replicate data and maintain a single source of truth.
Key Benefits to our Customers
Our Cloud Data Platform enables customers to:
•Transform into data-driven businesses. Our platform eliminates data silos, empowers secure and governed access to data, and removes data management and infrastructure complexities. This enables organizations to drive greater insights, improve products and services, and pursue new business opportunities.
•Consolidate data into a single, analytics-ready source of truth. Our platform simplifies our customers’ data infrastructure by centralizing data in an analytics-ready format. As a result, organizations are able to deliver secure, fast, and accurate decision making. It also simplifies governance and minimizes the errors, complexity, and costs associated with managing data silos.
•Increase agility and augment insights through seamless data sharing. Our platform allows customers to seamlessly share and consume live data across their organizations without moving the underlying data. By simplifying data access across the organization, our customers can make faster, better decisions. Through data sharing within their ecosystems, our customers are able to blend their existing data with broader context to gain deeper insights and enhance their partnerships.
•Create new monetization streams and data-driven applications. Our platform allows customers to unlock previously untapped monetization streams and create new data-driven applications. This enables organizations to better reach, engage, and retain their end customers.
•Benefit from a global multi-cloud strategy. Our platform delivers a consistent product experience across regions and public clouds. With a global multi-cloud strategy, organizations can optimize for the best features and functionality each public cloud provides, without becoming overly reliant on a single public cloud provider. Our customers can optimize their cloud costs, seamlessly migrate data among public clouds without having to alter existing security policies, and implement regional strategies, including to meet regulatory and data sovereignty requirements.
•Reduce time spent managing infrastructure. Because we deliver our platform as a service, our customers can focus on driving immediate value from their data and not on managing complex and expensive infrastructure.
•Enable greater data access through enhanced data governance. Security and governance, including the encryption of data in transit and at rest, were designed into our platform architecture. This provides customers with the confidence to share their data inside their organizations, as well as with their partners, customers, and suppliers, to unlock new insights.
Network Effects
Our business benefits from powerful network effects, which create accelerating demand for our platform and provide us with competitive advantages. The Data Cloud will continue to grow as organizations move their siloed data from cloud-based repositories and on-premises data centers to the Data Cloud. The more customers adopt our platform, the more they can share data with, or receive data from, other Snowflake customers, partners, and data providers, enhancing the value of the insights delivered by our platform for all users.
Starschema Inc., a data provider to leading organizations, made its COVID-19 epidemiological data available on our Data Marketplace on March 18, 2020. As of July 31, 2020, hundreds of Snowflake customers have consumed this data directly from their accounts to analyze the impact of the outbreak. Our platform allows our customers to unify third-party data sets with their internal data to analyze and measure the impact of COVID-19 on their business operations, sales, and supply chains to make data-driven decisions in near real-time. In addition, customers are able to augment their analysis with other third-party data. For example, customers can use data from Weather Source, LLC, another data provider on our marketplace, to correlate the relationships between disease infection rates and the weather.

The chart below illustrates the data sharing between Snowflake accounts from February 1, 2020 to July 31, 2020. The blue circle at the center of the cluster represents the hundreds of Snowflake customers that consumed the Starschema COVID-19 data set. This demonstrates how data added to the Data Cloud by one organization can benefit all of our customers in the ecosystem. As more data is migrated to the Data Cloud, we believe our customers will consume and exchange more data, creating a powerful network effect for our business.
Our Opportunity
We believe the addressable market opportunity for our Cloud Data Platform is approximately $81 billion as of January 31, 2020. To estimate our market opportunity, we first identify the number of companies worldwide across all industries with at least 200 employees, based on certain independent industry data from the S&P Capital IQ database. We segment these companies into three categories: companies with at least 5,000 employees, companies with between 1,000 and 4,999 employees, and companies with between 200 and 999 employees. In each category, we apply the average annualized revenue from all customers in that category during the three months ended January 31, 2020.
We are disrupting large, existing, and fast-growing markets. We believe our platform immediately addresses the markets for Analytics Data Management and Integration Platforms and Business Intelligence and Analytics Tools, which IDC estimates will have a combined value of $56 billion by the end of 2020 and $84 billion by the end of 2023.
Our data sharing opportunity has not been defined or quantified by any research institutions. However, we believe that this opportunity is substantial and largely untapped.
Our Growth Strategies
We intend to invest in our business to advance the Data Cloud through the adoption of our platform. Our growth strategies include:
•Innovate and advance our platform. We have a history of technological innovation, releasing new features on a regular basis and making frequent updates to our platform. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, strengthen our technical lead in our platform’s architecture, and increase our differentiation through enhanced data sharing capabilities. For example, we introduced our Data Exchange in 2019, significantly enhancing our data sharing capabilities and advancing our vision of the Data Cloud.
•Drive growth by acquiring new customers. We believe that nearly all organizations will eventually embrace a cloud strategy, and that the opportunity to continue growing our customer base, particularly with larger organizations, is substantial. To drive new customer growth, we intend to continue investing in sales and marketing, with a focus on replacing legacy database solutions and big data offerings. As a result of these efforts, we added approximately 1,400 customers during the fiscal year ended January 31, 2020.
•Drive increased usage within our existing customer base. As customers realize the benefits of our platform, they typically increase their platform consumption by processing, storing, and sharing more data. As a result, our net revenue retention rate was 158% as of July 31, 2020. We plan to continue investing in sales and marketing, with a focus on driving more consumption on our platform to grow large customer relationships, which lead to scale and operating leverage in our business model.
•Expand our global footprint. As organizations around the world increase their public cloud adoption, we believe there is a significant opportunity to expand the use of our platform outside of North America. We have made investments in sales and marketing, customer support, and public cloud deployments across EMEA and Asia-Pacific regions. For the fiscal year ended January 31, 2020, approximately 12% of our revenue came from customers outside of the United States, and we believe there is an opportunity to increase our global presence over time.
•Expand data sharing across our global ecosystem. Our platform provides an innovative way for organizations to share, collaborate, and connect with data. We plan to continue investing in adding new customers, partners, and data providers to connect on our platform and in driving market awareness of this innovation.
•Grow and invest in our partner network. Our Snowflake Partner Network is comprised of system integrator partners, who help accelerate the adoption of our platform, and technology partners, who help provide end-to-end solutions to our customers. We plan to continue investing in building out our partner program to drive more consumption on our platform, broaden our distribution footprint, and drive greater awareness of our platform.
Cloud Data Platform
Our platform unifies data and supports a growing variety of use cases, including data engineering, data lakes, data warehousing, data science, data applications, and data exchange. Customers can leverage our platform for any one of these use cases, but when taken together, it provides an integrated, end-to-end solution that delivers greater insights, faster data transformations, and improved data sharing. Delivered as a service, our platform is deployed across multiple public clouds and regions, is easy to use, and requires near-zero maintenance.
Use Cases
Organizations use our Cloud Data Platform to power the following use cases:
•Data Engineering. Our platform enables data engineers, IT departments, data science teams, and business analytics teams to efficiently build and manage data pipelines using SQL, a well-

known query language, to transform raw data into actionable data for business insights. For Data Engineering, our platform enables organizations to:
◦Drive faster decision making. Ingest data and transform it in real time to ensure access to up-to-date information to drive better business outcomes.
◦Dynamically meet peak business demands. Meet fluctuating demands by instantly scaling resources up and down.
•Data Lake. Our platform can serve as a central data repository or augment existing data lakes with performance, scalability, and security. For Data Lake, our platform enables organizations to:
◦Build a modern scalable data lake in the cloud. Consolidate all structured and semi-structured data into one centralized place with the scalability, security, and analytical power of data warehousing in the cloud to enable real-time analytics on all data.
◦Enact better governance and security to enable broader data access. Simplify data governance and provide rich security and controls to ensure data is managed and accessed according to regulatory and corporate requirements.
•Data Warehouse. Our platform provides reporting and analytics to increase business intelligence. For Data Warehouse, our platform enables organizations to:
◦Support multiple users and activities concurrently. Enable multiple activities, such as repeatable analytics, rendering of dashboards, or ad hoc explorations, such as data science model training, with flexible compute capacity, no resource contention, and no provisioning of any infrastructure.
◦Generate comprehensive data insights. Customers can run SQL-based queries on both structured and semi-structured data to capitalize on a more comprehensive view of their data to drive maximum insights.
◦Simplify data governance. Gain immediate insight into data and usage patterns and set policies and configurations to maximize governance.
•Data Science. A majority of data science efforts involve transforming massive amounts of raw data at scale to enable advanced analytics, such as advanced statistical analysis and machine learning techniques. For Data Science, our platform enables organizations to:
◦Accelerate transformations across massive data sets. Store and transform data at scale with the massive scalability and performance of the public cloud.
◦Integrate with leading data science tools and languages. Manage resources for data transformation and use leading data science tools, with the support of Scala, R, Java, and Python, to build machine learning algorithms in a single cloud platform.
•Data Applications. Our platform can power new applications as well as enable existing applications with capabilities for reporting and analytics. For Data Applications, our platform enables organizations to:
◦Develop analytical applications. Build data-driven applications with our platform serving as the analytical engine to provide massive scalability and insights.
◦Embed Snowflake into existing applications. Feed data and analytics directly into business applications in the context of daily workstreams.
•Data Exchange. Our platform enables organizations to share, connect, collaborate, monetize, and acquire live data sets. For Data Exchange, our platform enables organizations to:
◦Create a private data hub. Build a private data hub for employees across all parts of the organization to access, collaborate, and analyze data.

◦Acquire data sets to enrich analytics. Leverage public data sets on the Snowflake Data Exchange to enrich insights, augment analysis, and inform machine learning algorithms.
◦Invite external parties to access governed data. Invite customers, suppliers, and partners, to securely access their data to streamline operations and increase transparency.
◦Monetize new data sets. Upload public data sets to Snowflake Data Exchange and tap into new monetization streams.
◦Easy data replication. Our platform allows for easy replication of data for multiple users across multiple public cloud providers and regions without compromising data integrity and governance, enabling our customers and their users to rely on a single source of truth.
Architecture
Our Cloud Data Platform was built from the ground up to take advantage of the cloud, and is built on an innovative multi-cluster, shared data architecture. It consists of three independently scalable layers deployed and connected globally across public clouds and regions:

CLOUD SERVICES
TRANSACTIONS
SECURITY & GOVERNANCE
MANAGEMENT
METADATA
OPTIMIZATION
SHARING & COLLABORATION
MULTI-CLUSTER COMPUTE
CENTRALIZED STORAGE
Google Cloud
aws
Azure

•Centralized storage. The storage layer is based on scalable cloud storage and can manage both structured and semi-structured data. It can be grown independently of compute resources, allowing for maximum scalability and elasticity, and ensures a single, persistent copy of the data. The stored data is automatically partitioned, and metadata is extracted during loading to enable efficient processing.
•Multi-cluster compute. The compute layer is designed to capitalize on the instant elasticity and performance of the public cloud. Compute clusters can be spun up and down easily within seconds, enabling our platform to retrieve the optimal data required from the storage layer to answer queries and transform data with optimized price-performance. This functionality allows a multitude of users and use cases to operate on a single copy of the data.
•Cloud services. The cloud services layer acts as the brain of the platform ensuring the different components work in unison to deliver a consistent user-friendly customer experience. It performs a variety of tasks, including security operations, system monitoring, query optimization, and metadata and state tracking throughout the platform.

This architecture is built on three major public clouds across 22 regional deployments around the world. These deployments are interconnected to create our single Cloud Data Platform, delivering a consistent, global user experience.
Our Customers
Our platform is used globally by organizations of all sizes across a broad range of industries. As of July 31, 2020, we had 3,117 customers, increasing from 1,547 customers as of July 31, 2019. As of July 31, 2020, our customers included seven of the Fortune 10 and 146 of the Fortune 500. The number of customers that contributed more than $1 million in product revenue in the trailing 12 months increased from 22 to 56 as of July 31, 2019 and 2020, respectively. In May 2020, we achieved a Net Promoter Score (NPS) of 71. NPS is a third-party measurement of the willingness of customers to recommend a company’s products or services to other potential customers. An NPS can range from a low of –100 to a high of +100, and is viewed as a proxy for measuring customers’ brand loyalty and satisfaction with a company’s product or service.
The following is a representative list of our customers by industry vertical whose usage and spend is representative of our customers within those verticals:

Advertising, Media & Entertainment	Financial Services	Healthcare, Wellness & Life Sciences

2K Games	AXA	Amino
Accordant Media	Bankrate	Asics
KIXEYE	Capital One	HC1
Nielsen	CapSpecialty	McKesson
PLAYSTUDIOS	Chime	Strava
Sharethrough	Experian

Manufacturing & Retail	Online Services & Marketplaces	Technology

Logitech	Ask	Adobe
Madison Reed	Blackboard	Akamai
Office Depot	DoorDash	DocuSign
Sainsbury’s	Instacart	Dropbox
Sony	OfferUP	Keboola
US Foods	Rent the Runway	Micron
On June 30, 2017, we entered into a subscription and services agreement with Capital One Services, LLC (Capital One), which was amended on September 14, 2018, December 20, 2018, and July 23, 2020, under which we provide Capital One access to and use of our Cloud Data Platform. From time to time, we enter into order forms for prepaid capacity arrangements under this agreement. We refer to such agreement, as amended, together with any order forms, as the Capital One Agreement.
Under the Capital One Agreement, we provide customary warranties regarding our platform, and we have agreed to issue Capital One credit towards its future usage of our platform in the event our platform does not meet our targeted service level availability in a given month.
Subject to certain exceptions and limitations, we have agreed to indemnify, defend, and hold Capital One harmless from and against any third-party claim alleging that our platform infringes a U.S. patent, copyright, or trademark. The Capital One Agreement terminates on the later of (i) three years from the effective date or (ii) the first date upon which there are no order forms in effect. We or Capital One may terminate the Capital One Agreement for, among other things, the other party’s failure to cure any material breach of the Capital One Agreement after written notice. In the event we or Capital One are acquired, Capital One may terminate the Capital One Agreement and part or all of any and all statements of work. Additionally, Capital One may terminate (i) part or all of any or all statements of work for services, other than for its use of our platform, for convenience at any time upon 30 days advance notice without a right of refund of prepaid fees and subject to any unpaid fees becoming due and payable and (ii) the Capital One Agreement and part or all of any or all statements of work, upon written notice without a right of refund of any prepaid fees, if any government regulator having jurisdiction over Capital One or its affiliates, or any of their activities, objects to the Capital One Agreement or any aspect of our provision of services thereunder. For the fiscal years ended January 31, 2019 and 2020, Capital One accounted for approximately 17% and 11% of our revenue, respectively.
Customer Case Studies
The following are examples of how some of our customers have adopted our platform. We believe these customers’ usage is representative of usage by our customers generally and shows the breadth of our platform and adoption across geographies, verticals, and customer size.
Capital One
Background
Capital One offers a broad spectrum of financial products and services to consumers, small businesses, and commercial clients through a variety of channels. To support its business objective of delivering personalized unique experiences to customers, it required a data warehouse solution that was not bounded by any arbitrary limits on storage, number of database objects, number of users or concurrent user queries, while ensuring lines of business could easily and securely share data. With such a large data scientist, data analyst, and business analyst community, it is imperative that performance is consistent and predictable no matter the workload.
Our Solution
In 2017, Capital One migrated its analytics workloads to our Cloud Data Platform. Once implemented, our platform spread rapidly to additional lines of business to satisfy latent demand for greater data access within the broader organization and address new business opportunities. For example, our platform now helps Capital One target and deliver personalized recommendations of additional products to customers. It also enables Capital One to transform and integrate data for near real-time marketing campaigns and to ingest and perform analytics on petabytes of log files going back as long as needed by various operations stakeholders.
Key Benefits
•Manage more data by volume and support more simultaneous user queries;
•Reduce cycle time of onboarding of new workloads and use cases;
•Provide consistent and predictable query response time (even during high usage);
•Ability to rapidly scale to meet business analytics demands; and
•Meets Capital One’s high availability and resiliency needs.
FactSet
Background
FactSet is a global provider of integrated financial information, analytical applications, and industry-leading services. It creates flexible, open data and technology solutions for over 100,000 investment professionals around the world, providing access to financial data and analytics that investors use to make crucial decisions. To support mutual FactSet-Snowflake customers looking to use Snowflake to improve query response times, provide native support for semi-structured data types, and reduce the time and expense of managing a combination of solutions, FactSet decided to make its content sets available on our platform so they could be integrated in a fast and frictionless way with non-FactSet provided data.
Our Solution
In May 2020, FactSet made selected data sets available on our Cloud Data Platform, allowing mutual customers to access FactSet content alongside non-FactSet data without having to manage complex data sharing processes or operate their own infrastructure. FactSet made 24 data sets available on our platform, including FactSet’s fundamental, consensus estimates, geographic revenue, and supply chain data. Additional content, including alternative datasets such as spending trends, news sentiment, and ESG data, have also been deployed on our platform.
Key Benefits
•Enable joint FactSet-Snowflake customers to integrate their own data sets with additional FactSet data to drive greater insights;
•Provides global FactSet customers an additional way to access and consume FactSet data; and
•Offers FactSet customers immediate access to data for evaluation and testing, eliminating the need for the extract, transform, and load (ETL) processes.
Leading European Retailer
Background
Before adopting our platform, a leading European retailer with brands spanning across food, retail, clothing, and financial services used a patchwork of primarily legacy on-premises data warehouse solutions spread across multiple operating divisions. This resulted in data silos and increased cost and complexity making it difficult to answer simple questions with data. A few years ago, the retailer began pursuing a cloud strategy to consolidate data from multiple business segments and better understand customer activity across brands and channels.
Our Solution
In 2018, the retailer implemented our Cloud Data Platform to perform the analytics workloads for one of its major brands, replacing a legacy on-premises solution. As the retailer continued to migrate additional workloads to our platform, it could consolidate its data and create real-time customer views across point-of-sale, loyalty programs, and banking. Our platform empowered its business analysts with accurate, timely, and continuous data flows and reporting, which has enabled them to build out new data products they could not access on their legacy solution.
Key Benefits
•Consolidate massive amounts of data generated daily to optimize business decisions;
•Reduce the average query time to seconds using our platform, compared to hours using prior solutions; and
•Flexibility to easily move between public cloud providers as part of a multi-cloud strategy.
Our Technology
Innovation is at the core of our culture. We have developed innovative technology across our platform, including storage, query capabilities, compute model, data sharing, managed service, global infrastructure, and integrated security.
•Managed Service
◦High availability. Within a region, all components of our platform are distributed over multiple data centers to ensure high availability. Hardware and software problems are automatically detected and addressed by the system, with full transparency to our customers.
◦Transactions. Our platform supports full ACID compliant transactional integrity, ensuring that data remains consistent even when our platform is concurrently used by many users and use cases.
◦Fail-safe. Our platform provides an automatic, non-configurable seven-day period in which data deletions and modifications are recoverable. This allows customers to avoid difficult tradeoffs between high recovery times, data loss, or downtime.

•Storage
◦Columnar data. Our platform stores data in a proprietary columnar representation, which optimizes the performance of analytical and reporting queries. It also provides high compression ratios, resulting in economic benefits for customers.
◦Micro-partitioning. Our platform automatically partitions all data it stores without the need for user specification or configuration. It creates small files called “micro partitions” based on size, enabling optimizations in query processing to retrieve only the data relevant for user queries, simplifying user administration and enhancing performance.
◦Metadata. When data is ingested, our platform automatically extracts and stores metadata to speed up query processing. It does so by collecting data distribution information for all columns in every micro-partition.
◦Semi-structured data. Our platform supports semi-structured data, including JSON, Avro, and Parquet. Data in these formats can be ingested and queried with performance comparable to a relational, structured representation.
•Query Capabilities. Our platform is engineered to query petabytes of data. It implements support for a large subset of the ANSI SQL standard for read operations and data modification operations. Our platform provides additional features, including:
◦Time travel. Our platform keeps track of all changes happening to a table, which enables customers to query previous versions based on their preferences. Customers can query as of a relative point in time or as of an absolute point in time. This has a broad array of use cases for customers, including error recovery, time-based analysis, and data quality checks.
◦Cloning. Our architecture enables us to offer zero-copy cloning, an operation by which entire tables, schemas, or databases can be duplicated—or cloned—without having to copy or duplicate the underlying data. Our platform leverages the separation between cloud services and storage to be able to track independent clones of objects sharing the same physical copy of the underlying data. This enables a variety of customer use cases such as making copies of production data for data scientists, creating custom snapshots in time, or testing data pipelines.
•Compute Model. Our platform offers a variety of capabilities to operate on data, from ingestion to transformation, as well as rich query and analysis. Our compute services are primarily presented to users in one of two models, either through explicit specification of compute clusters we call virtual warehouses or through a number of serverless services.
◦Virtual warehouses. Our platform exposes compute clusters as a core concept called virtual warehouses. Our customers are able to create as few or as many virtual warehouses as they want and specify compute capacity at tiered levels. These clusters can be configured to run only when needed, with cluster instantiation operations typically completed in seconds. Virtual warehouses can also be configured as a multi-cluster warehouse in which our platform can automatically add and remove additional instances of a given cluster to address variations in query demands. This gives us the ability to offer extremely high levels of concurrency with a simple configuration specification.
◦Serverless services. We offer a number of additional services that automatically provide the capacity our customers require. For example, our data ingestion service automatically ingests data from cloud storage and allocates compute capacity based on the amount of data ingested; our clustering service continuously rearranges the physical layout of data to ensure conformity with clustering key specifications, improving performance; our materialized views service propagates changes from underlying tables to views that have materialized subsets or summaries; our replication service moves data between regions or clouds; and our search optimization service analyzes changes in data and maintains information that speeds up lookup queries.

•Data Sharing. In our platform, data sharing is defined through access control and not through data movement. As such, the data consumer sees no latency relative to updates from the data provider, and incurs no cost to move or transform data to make it usable.
•Global Infrastructure
◦Database replication. Our platform enables customers to replicate data from one region or public cloud to another region or public cloud while maintaining transactional integrity.
◦Business continuity. Our platform enables failing over and failing back a database and redirecting clients transparently across regions or public clouds. This provides an integrated and global disaster recovery capability.
◦Global listings for sharing. Our platform enables a listing to be published globally to access consumers across regions or public clouds.
•Built-in Security. We built our platform with security as a core tenet. Our platform provides a number of capabilities for customers to confidently use our platform while preserving the security requirements of their organizations, including:
◦Authentication. Our platform supports rich authentication capabilities, including federated authentication with a variety of identity providers, as well as support for multi-factor authentication.
◦Access control. Our platform provides a fine-grained security model based on role-based access control. It provides granular privileges on system objects and actions.
◦Data encryption. Our platform encrypts all data, both in motion and at rest, and simplifies operations by providing automatic re-keying of data. It also supports customer-managed keys, where an additional layer of encryption is provided by keys controlled by customers, giving them the ability to control access to the data.
Sales and Marketing
We sell our Cloud Data Platform through our direct sales team, which consists of field sales and inside sales professionals segmented by customer size and region. Our direct sales team is primarily focused on new customer acquisitions and driving increased usage of our platform from existing customers. The breadth of our platform allows us to engage at every level of an organization, including data analysts and data engineers through our self-service model and C-suite executives through our direct sales team on large cloud transformations. The substantial majority of our global sales and marketing efforts are carried out by teams located in North America. Outside of North America, we have dedicated direct sales teams for the EMEA and Asia-Pacific regions for organizations of all sizes.
Many organizations initially adopt our platform through a self-service trial on our website. We deploy a range of marketing strategies to drive traffic to our website and usage of our platform. Our marketing team combines the creation of inbound demand with direct marketing, business development, and marketing efforts targeted at business and technology leaders.
Partnerships
Our partnership strategy is focused on delivering complete end-to-end solutions for our customers, driving general awareness of our platform, and broadening our distribution and reach to new customers. Our Snowflake Partner Network is a global program that manages our business relationships with a broad-based network of companies. Our partnerships consist of channel partners, system integrators, and technology partners. Collectively, these partners help us source leads and provide training and implementation of our platform. Our system integrator partners help make the adoption and migration of our platform easier by providing implementations, value-added professional services, managed services, and resale services. Our technology partners provide strategic value to our customers by providing software tools, such as data loading, business intelligence, machine learning, data governance, and security, to augment the capabilities of our platform. We continue to invest in formal alliances with the leading consulting, data management, and implementation service providers to help our customers migrate their legacy database solutions to the cloud. Over time, we expect our partner network to drive more customers and consumption to our platform.
Research and Development
Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform, including the underlying public cloud infrastructure. Research and development employees are located primarily in our offices in San Mateo, California; Bellevue, Washington; and Berlin, Germany.
Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management, and technical writing. As of July 31, 2020, we had 384 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to expand our platform.
Our Competition
The markets we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense. Our competition includes the following:
•large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;
•less-established public and private cloud companies with products that compete in some of our markets; and
•other established vendors of legacy database solutions or big data offerings.
We believe we compete favorably based on the following competitive factors:
•ability to provide and innovate around an architecture that is purpose-built for the cloud;
•ability to efficiently and seamlessly ingest diverse data types in one location at scale;
•ability to drive business value and ROI;
•ability to support multiple use cases in one platform;
•ability to provide seamless and secure access of data to many users simultaneously;
•ability to seamlessly and securely share and move data across public clouds or regions;
•ability to provide a consistent user experience across multiple public cloud providers;
•ability to provide pricing transparency and optimized price-performance benefits;
•ability to elastically scale up and scale down in high-intensity use cases;
•ease of deployment, implementation, and use;
•performance, scalability, and reliability;
•security and governance; and
•quality of service and customer satisfaction.
See the section titled “Risk Factors” for a more comprehensive description of risks related to competition.

Our Employees
As of July 31, 2020, we had 2,037 employees operating across 19 countries. None of our employees are represented by a labor union with respect to his or her employment. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.
Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We use open source software in our services.
As of July 31, 2020, we held 41 issued U.S. patents and had 174 U.S. patent applications pending. We also held 27 issued patents in foreign jurisdictions. Our issued patents are scheduled to expire between November 2020 and December 2039. As of July 31, 2020, we held 11 registered trademarks in the United States, and also held 31 registered or protected trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.
Although we rely on intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.
Our Facilities
Our headquarters are located in San Mateo, California, where we occupy facilities totaling approximately 210,115 square feet under a lease that expires in February 2032. We have other offices, including Dublin, California; Bellevue, Washington; London, United Kingdom; Amsterdam, Netherlands; and Berlin, Germany. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
The following table sets forth information for our executive officers and directors as of September 1, 2020:

Name	Age	Title
Executive Officers
Frank Slootman	61	Chief Executive Officer and Chairman
Michael P. Scarpelli	53	Chief Financial Officer
Benoit Dageville	54	President of Products and Director
Christopher W. Degnan	46	Chief Revenue Officer

Directors
Jeremy Burton(3)	52	Director
Teresa Briggs(1)	60	Director
Carl M. Eschenbach(2)	53	Director
Mark S. Garrett(1)(3)	62	Director
Kelly A. Kramer(1)	53	Director
John D. McMahon(2)	64	Director
Michael L. Speiser(2)(3)*	49	Director
Jayshree V. Ullal(2)	59	Director
________________
* Lead Independent Director
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and governance committee.
Executive Officers
Frank Slootman has served as our Chief Executive Officer and as a member of our board of directors since April 2019 and as Chairman of our board of directors since December 2019. Before joining us, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc., an enterprise IT cloud company, from October 2016 to June 2018. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company, and as an advisor from January 2011 to February 2012. From July 2003 until its acquisition by EMC in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation, an electronic storage solution company. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc. from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. Mr. Slootman is qualified to serve on our board of directors because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies, as well as his past board service at a number of other publicly traded companies.
Michael P. Scarpelli has served as our Chief Financial Officer since August 2019. Before joining us, Mr. Scarpelli served as Chief Financial Officer of ServiceNow, Inc. from August 2011 to August 2019. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC Corporation. From September 2006 until its acquisition by EMC in July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain Corporation. Mr. Scarpelli previously served as a member of the board of directors of Nutanix, Inc. from December 2013 to June 2020. Mr. Scarpelli holds a B.A. degree in Economics from the University of Western Ontario.
Benoit Dageville is one of our co-founders and has served as a member of our board of directors since August 2012. Dr. Dageville currently serves as our President of Products, and previously served as our Chief Technology Officer from August 2012 to May 2019. Before our founding, Dr. Dageville served in various engineering roles at Oracle Corporation, a software and technology company, including as Architect in the Manageability Group from January 2002 to July 2012. Dr. Dageville holds B.S., M.S., and Ph.D. degrees in Computer Science from Jussieu University. Dr. Dageville is qualified to serve on our board of directors because of his experience and perspective as one of our co-founders as well as his extensive experience driving product innovation.
Christopher W. Degnan has served as our Chief Revenue Officer since August 2018, and previously served as our VP of Sales from July 2014 to August 2018, and as our Director, Sales from November 2013 to July 2014. Before joining us, Mr. Degnan served as AVP of the West at EMC Corporation from July 2013 to November 2013. From July 2012 until its acquisition by EMC in July 2013, Mr. Degnan served as VP Western Region at Aveksa, Inc., an identity and access management software company. From April 2004 to July 2012, Mr. Degnan served in various sales positions at EMC, including as District Sales Manager from June 2008 to July 2012. Mr. Degnan holds a B.A. degree in Human Resources from the University of Delaware.
Directors
Jeremy Burton has served as a member of our board of directors since March 2016. Since November 2018, Mr. Burton has served as the Chief Executive Officer of Observe, Inc., an information technology and services company. Prior to Observe, Mr. Burton served as Executive Vice President, Marketing & Corporate Development of Dell Technologies, a worldwide technology company, from September 2016 to April 2018, and in various roles at EMC Corporation, including as President of Products from April 2014 to September 2016 and Executive Vice President and Chief Marketing Officer from March 2010 to March 2014. Mr. Burton holds a B.Eng. (Hons) degree in Information Systems Engineering from the University of Surrey. Mr. Burton is qualified to serve on our board of directors because of his operational and marketing expertise.
Teresa Briggs has served as a member of our board of directors since December 2019. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP, a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs currently serves on the board of directors of ServiceNow, Inc., DocuSign, Inc., and JAND, Inc. (dba Warby Parker), and previously served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs also served as an adjunct member of Deloitte’s Center for Board Effectiveness. She is currently a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. Ms. Briggs is qualified to serve on our board of directors because of her financial expertise and management experience.
Carl M. Eschenbach has served as a member of our board of directors since May 2019. Since April 2016, Mr. Eschenbach has been a managing member at Sequoia Capital Operations, LLC, a venture capital firm. Prior to joining Sequoia Capital, Mr. Eschenbach spent 14 years at VMware, Inc., a global virtual infrastructure software provider, most recently as its President and Chief Operating Officer, a role he held from December 2012 to March 2016. Mr. Eschenbach served as VMware’s Co-President and Chief Operating Officer from April 2012 to December 2012, as Co-President, Customer Operations from January 2011 to April 2012, and as Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Mr. Eschenbach currently serves on the board of directors of Zoom Video Communications, Inc., Workday, Inc., and Palo Alto Networks, Inc., as well as several private companies. Mr. Eschenbach holds an Electronics Technician diploma from DeVry University. Mr. Eschenbach is qualified to serve on our board of directors because of his operational and sales experience in the technology industry and knowledge of high-growth companies.
Mark S. Garrett has served as a member of our board of directors since April 2018. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated, a global software company, from February 2007 to April 2018. From June 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation. Mr. Garrett currently serves on the board of directors of GoDaddy Inc., Pure Storage, Inc., and Cisco Systems, Inc. He previously served on the board of directors of Informatica Corporation, from October 2008 to August 2015, and Model N, Inc., from January 2008 to May 2016. Mr. Garrett holds a B.S. degree in Accounting and Marketing from Boston University and an M.B.A. degree from Marist College. Mr. Garrett is qualified to serve on our board of directors because of his financial expertise and management experience.

Kelly A. Kramer has served as a member of our board of directors since January 2020. Since January 2015, Ms. Kramer has served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology company. From January 2012 to January 2015, Ms. Kramer served in various finance roles at Cisco, including Senior Vice President, Corporate Finance and Senior Vice President, Business Technology and Operations Finance. Prior to Cisco, she served in various finance roles at GE Healthcare Systems, GE Healthcare Diagnostic Imaging, and GE Healthcare Biosciences. Ms. Kramer currently serves on the board of directors of Gilead Sciences, Inc. Ms. Kramer holds a B.S. degree in Mathematics from Purdue University. Ms. Kramer is qualified to serve on our board of directors because of her financial expertise and management experience.
John D. McMahon has served as a member of our board of directors since September 2013. From April 2008 to September 2011, Mr. McMahon served as Senior Vice President, Worldwide Sales and Services at BMC Software, Inc., a computer software company, after BMC’s acquisition of BladeLogic, Inc., a computer software company, where he served as Chief Operating Officer from August 2005 to April 2008. Prior to BladeLogic, Mr. McMahon was Senior VP-Worldwide Sales at Ariba, Inc. Preceding Ariba, Mr. McMahon served as Executive VP-Worldwide Sales at GeoTel Communications, LLC, which was acquired by Cisco Systems, Inc., and earlier as Executive VP-Worldwide Sales at Parametric Technology Corporation. Mr. McMahon serves on the board of directors of MongoDB, Inc., as well as several private companies. Mr. McMahon holds a B.S.E.E. degree in Electrical Engineering from the New Jersey Institute of Technology. Mr. McMahon is qualified to serve on our board of directors because of his software sales experience.
Michael L. Speiser has served as a member of our board of directors since our inception in July 2012, and as our lead independent director since December 2019. Mr. Speiser also served as our Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. Since 2008, Mr. Speiser has served as a Managing Director at Sutter Hill Ventures, a venture capital firm. Mr. Speiser previously served on the board of directors of Pure Storage, Inc., ending in 2019, and currently serves on the board of several private companies. Mr. Speiser holds a B.A. in Political Science from the University of Arizona and an M.B.A. from Harvard Business School. Mr. Speiser is qualified to serve on our board of directors because of his leadership and operational experience in the technology industry and knowledge of high-growth companies.
Jayshree V. Ullal has served on our board of directors since June 2020. Since October 2008, Ms. Ullal has served as President and Chief Executive Officer of Arista Networks, Inc., a cloud networking company. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., with her last position as senior vice president of the data center, switching and services group. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award. Ms. Ullal is qualified to serve on our board of directors because of her extensive experience as a senior executive and chief executive officer in the cloud computing industry.
Corporate Governance
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.
Board Composition
Our business and affairs are managed under the direction of our board of directors. We currently have ten directors and no vacancies. Pursuant to our amended and restated certificate of incorporation as in effect prior to the closing of this offering and an amended and restated voting agreement between us and certain of our stockholders, our current directors are elected as follows:
•The seat occupied by Mr. Speiser is elected by the holders of a majority of our Series A convertible preferred stock, voting separately as a single class, as the designee of Sutter Hill Ventures;

•The seat occupied by Dr. Dageville is elected by the holders of a majority of our common stock, voting separately as a single class, as the designee of certain key holders of our common stock;
•The seats occupied by Ms. Briggs, Mr. Burton, Mr. Eschenbach, Mr. Garrett, Ms. Kramer, Mr. McMahon, and Ms. Ullal are elected by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis, as the designee of the other members of our board of directors; and
•The seat occupied by Mr. Slootman is elected by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis, to be our then-current Chief Executive Officer.
The provisions of our amended and restated voting agreement by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors following this offering.
After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate and restated bylaws that will become effective in connection with the closing of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.
Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect in connection with the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•the Class I directors will be Benoit Dageville, Mark S. Garrett, and Jayshree V. Ullal, whose terms will expire at the first annual meeting of stockholders to be held in 2021;
•the Class II directors will be Kelly A. Kramer, Frank Slootman, and Michael L. Speiser, whose terms will expire at the second annual meeting of stockholders to be held in 2022; and
•the Class III directors will be Teresa Briggs, Jeremy Burton, Carl M. Eschenbach, and John D. McMahon, whose terms will expire at the third annual meeting of stockholders to be held in 2023.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, our board of directors has determined that each of our directors, other than Dr. Dageville and Mr. Slootman, do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Lead Independent Director
Our board of directors has adopted, to be effective in connection with this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Mr. Speiser to serve as our lead independent director. As lead independent director, Mr. Speiser will provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and Chairman of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.
Committees of Our Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of Teresa Briggs, Kelly A. Kramer, and Mark S. Garrett, who serves as the committee’s chair. Our board of directors has determined that each of our audit committee members satisfies the independence requirements under the New York Stock Exchange listing standards and Rule 10A-3(b)(1) of the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements, and our board of directors has determined that each of Ms. Briggs, Mr. Garrett, and Ms. Kramer is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.
The principal duties and responsibilities of our audit committee include, among other things:
•selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•helping to ensure the independence and performance of the independent registered public accounting firm;
•helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•developing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing our policies on risk assessment and risk management, including information security policies and practices;
•overseeing the organization and performance of our internal audit function;
•establishing our investment policy to govern our cash investment program;
•reviewing related party transactions;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
•approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee operates under a written charter that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee
Our compensation committee consists of Carl M. Eschenbach, John D. McMahon, Michael L. Speiser, and Jayshree V. Ullal, who serves as the committee’s chair. Our board of directors has determined that each of our compensation committee members is independent under the New York Stock Exchange listing standards. The compensation committee has a compensation subcommittee, consisting of Mr. Eschenbach, Ms. Ullal, and Mr. McMahon, to which our board of directors has delegated the responsibility for approving transactions between us and our officers and directors that are within the scope of Rule 16b-3 promulgated under the Exchange Act. Each of Mr. Eschenbach, Ms. Ullal, and Mr. McMahon is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act.
The principal duties and responsibilities of our compensation committee include, among other things:
•approving the retention of compensation consultants and outside service providers and advisors;
•reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our Chief Executive Officer and, with his assistance, that of our other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity and non-equity incentive plans;
•reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;
•reviewing and evaluating succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed these positions;
•preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC;
•reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and
•reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.
Our compensation committee operates under a written charter that satisfies the applicable listing standards of the New York Stock Exchange.
Nominating and Governance Committee
Our nominating and governance committee consists of Jeremy Burton, Mark S. Garrett, and Michael L. Speiser, who serves as the committee’s chair. Our board of directors has determined that each member of the nominating and governance committee is independent under the New York Stock Exchange listing standards.
The nominating and corporate governance committee’s responsibilities include, among other things:
•identifying, evaluating, and recommending that our board of directors approve, nominees for election to our board of directors and its committees;
•approving the retention of director search firms;
•evaluating the performance of our board of directors, committees of our board of directors, and of individual directors;
•considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees; and

•evaluating the adequacy of our corporate governance practices and reporting.
Our nominating and governance committee operates under a written charter that satisfies the applicable listing standards of the New York Stock Exchange.
Global Code of Conduct and Ethics
We have adopted a Global Code of Conduct and Ethics that applies to all our employees, officers, contractors, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Global Code of Conduct and Ethics is posted on our website at www.snowflake.com. We intend to disclose on our website any future amendments of our Global Code of Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Global Code of Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Stock Ownership Guidelines
In an effort to align our directors’ and executive officers’ interests with those of our stockholders, we have adopted stock ownership guidelines to be effective in connection with this offering. Within five years of becoming subject to the guidelines, our non-employee directors are expected to hold Snowflake stock valued at not less than five times their total annual cash retainer for board and committee service. Within five years of becoming subject to the guidelines, our executive officers are expected to hold Snowflake stock valued at not less than a multiple of their annual base salaries, consisting of five times annual base salary for our Chief Executive Officer and Chief Financial Officer and two times annual base salary for our other executive officers.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees, except Michael L. Speiser who served as our Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
The following table sets forth information regarding compensation earned by or paid to our directors for the fiscal year ended January 31, 2020, other than (i) Frank Slootman, our Chief Executive Officer and Chairman, and Benoit Dageville, our President of Products, who are also members of our board of directors but did not receive any additional compensation for service as a director, and (ii) Mr. Muglia, our former Chief Executive Officer, who served on our board of directors until April 2019 but did not receive any additional compensation for service as a director. The compensation of Mr. Slootman, Dr. Dageville, and Mr. Muglia as named executive officers is set forth below under “Executive Compensation—Summary Compensation Table.” The table below includes information regarding the compensation earned by or paid to Thierry Cruanes, our Chief Technology Officer, who is an employee and was a member of our board of directors but did not receive any additional compensation for service as a director.

Name	Option Awards ($)(1)	All Other Compensation ($)	Total ($)(6)
Jeremy Burton	410,382	—	410,382
Teresa Briggs	255,417	—	255,417
Thierry Cruanes(2)	1,836,642	378,243	2,214,885
Carl M. Eschenbach	—	—	—
Mark S. Garrett	—	—	—
Kelly A. Kramer	409,529	—	409,529
John D. McMahon	—	—	—
Michael L. Speiser	—	—	—
Jayshree V. Ullal(3)	—	—	—
John L. Walecka(4)	—	—	—
Kevin Wang(5)	—	—	—
________________
(1)Amount reported represents the aggregate grant-date fair value of equity awards granted to our directors during the fiscal year ended January 31, 2020 under our 2012 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718 (ASC Topic 718). The assumptions used in calculating the grant-date fair value of the equity awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the directors.
(2)During the fiscal years ended January 31, 2018, 2019, and 2020, Dr. Cruanes earned a base salary of $257,500, $285,417, and $301,923, respectively. During the fiscal years ended January 31, 2019 and 2020, Dr. Cruanes earned $34,542 and $76,308, respectively, each pursuant to a bonus earned based on the achievement of company performance goals as determined by our compensation committee, in his role as our Chief Technology Officer. Dr. Cruanes resigned as a member of our board of directors in June 2020.
(3)Ms. Ullal joined our board of directors in June 2020.
(4)Mr. Walecka resigned as a member of our board of directors in June 2020.
(5)Mr. Wang resigned as a member of our board of directors in June 2020.
(6)The following table sets forth information on stock options granted to non-employee directors and Dr. Cruanes during the fiscal year ended January 31, 2020, the aggregate number of shares of our Class B common stock underlying outstanding stock options held by our non-employee directors and Dr. Cruanes as of January 31, 2020, and the aggregate number of shares of our Class B common stock underlying outstanding unvested stock options held by our non-employee directors and Dr. Cruanes as of January 31, 2020:

Name	Number of Shares Underlying Stock Options Granted During the Fiscal Year Ended January 31, 2020	Number of Shares Underlying Stock Options Held as of January 31, 2020	Number of Shares Underlying Unvested Stock Options Held as of January 31, 2020
Jeremy Burton	50,000	477,546(1)	67,815
Teresa Briggs	50,000	30,000(2)	30,000(3)
Thierry Cruanes(4)	400,000	1,560,000(5)	578,335
Carl M. Eschenbach	—	—	—
Mark S. Garrett	—	767,186(6)	543,424
Kelly A. Kramer	50,000	50,000(7)	50,000
John D. McMahon	—	889,016(8)	166,667
Michael L. Speiser	—	—	—
Jayshree V. Ullal	—	—	—
John L. Walecka	—	—	—
Kevin Wang	—	—	—
________________
(1)Consists of (i) a stock option to purchase 50,000 shares of our Class B common stock at an exercise price per share of $21.79, which was granted in January 2020 and (ii) a stock option to purchase 427,546 shares of our Class B common stock at an exercise price per share of $0.74, which was granted in September 2016. The shares subject to each option are immediately exercisable and vest in 48 equal monthly installments beginning on January 22, 2020 and March 1, 2016, respectively, subject to Mr. Burton’s continuous service through each such vesting date. In the event of a change in control, 100% of the unvested shares subject to each option will vest immediately prior to such change in control.
(2)Consists of a stock option to purchase 50,000 shares of our Class B common stock at an exercise price per share of $13.48, which was granted in December 2019. On December 16, 2019, Ms. Briggs transferred all of the shares subject to the stock option to The Teresa Briggs Trust, of which she is the trustee. On December 17, 2019, The Teresa Briggs Trust early exercised 20,000 shares subject to the option (the Briggs Early Exercise). The shares subject to the option are immediately exercisable and vest in 48 equal monthly installments beginning on December 3, 2019, subject to Ms. Briggs’ continuous service through each such vesting date. In the event of a change in control, 100% of the unvested shares subject the option (including any shares that have been early exercised and are subject to our repurchase) will vest immediately prior to such change in control.
(3)Excludes the shares of Class B common stock subject to the Briggs Early Exercise, of which 18,959 shares were unvested as of January 31, 2020 and subject to our repurchase.
(4)Dr. Cruanes resigned as a member of our board of directors in June 2020.
(5)Consists of (i) a stock option to purchase 300,000 shares of our Class B common stock at an exercise price per share of $0.26, which was granted in January 2015 (the January 2015 Option), (ii) a stock option to purchase 320,000 shares of our Class B Common stock at an exercise price per share of $0.74, which was granted in January 2017 (the January 2017 Option), (iii) a stock option to purchase 640,000 shares of our Class B common stock at an exercise price per share of $0.74, which was granted in February 2017 (the February 2017 Option), and (iv) a stock option to purchase 400,000 shares of our Class B common stock at an exercise price per share of $13.48, which was granted in December 2019 (the December 2019 Option). The shares subject to the January 2015 Option were fully vested as of September 2018, and Dr. Cruanes exercised 100,000 shares subject to the January 2015 Option in January 2019. The shares subject to the January 2017 Option are immediately exercisable and vest in 24 equal monthly installments beginning on August 1, 2018, subject to Dr. Cruanes’ continuous service through each such vesting date. The shares subject to the February 2017 Option vest in 48 equal monthly installments beginning on August 1, 2016, subject to Dr. Cruanes’ continuous service through each such vesting date. The shares subject to the December 2019 Option are immediately exercisable and vest in 48 equal monthly installments beginning on December 11, 2019, subject to Dr. Cruanes’ continuous service through each such vesting date. In the event of Dr. Cruanes’ termination without cause or resignation for good reason in connection with a change in control, 100% of the unvested shares subject to the January 2017 Option, February 2017 Option, and December 2019 Option will vest immediately prior to such change in control.
(6)Consists of a stock option to purchase 767,186 shares of our Class B common stock at an exercise price per share of $3.74, which was granted in April 2018. On December 2, 2019, Mr. Garrett transferred 95,898 shares subject to the stock option to each of (i) the Mark Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, U/T/D 7/21/11, (ii) the Amy Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, U/T/D 7/21/11, (iii) the Mark Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, U/T/D 7/21/11, and (iv) the Amy Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, U/T/D 7/21/11 (the Garrett Family Trusts), each of which Mark Garrett and Amy Garrett are trustees. As of January 31, 2020, the Garrett Family Trusts each held a stock option to purchase 95,898 shares of our Class B common stock and Mark Garrett held a stock option to purchase 383,594 shares of our Class B common stock. The shares subject to each option are immediately exercisable and vest in 72 equal monthly installments beginning on April 6, 2018, subject to Mr. Garrett’s continuous service through each such vesting date. In the event of a change in control, 100% of the unvested shares subject to each option will vest immediately prior to such change in control.
(7)Consists of a stock option to purchase 50,000 shares of our Class B common stock at an exercise price per share of $21.79, which was granted in January 2020. The shares subject to the option vest in 48 equal monthly installments beginning on January 3, 2020, subject to Ms. Kramer’s continuous service through each such vesting date. In the event of a change in control, 100% of the unvested shares subject to the option will vest immediately prior to such change in control.
(8)Consists of (i) a stock option to purchase 489,016 shares of our Class B common stock at an exercise price per share of $0.07, which was granted in September 2013 (the September 2013 Option) and (ii) a stock option to purchase 400,000 shares of our Class B common stock at an exercise price per share of $1.41, which was granted in June 2017 (the June 2017 Option). The shares subject to the September 2013 Option were fully vested as of September 2017. The shares subject to the June 2017 Option are immediately exercisable and vest in 48 equal monthly installments beginning on September 17, 2017, subject to Mr. McMahon’s continuous service through each such vesting date. In the event of a change in control, 100% of the unvested shares subject to the June 2017 Option will vest immediately prior to such change in control.
Non-Employee Director Compensation Policy
Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.
In August 2020, our board of directors approved a director compensation policy for non-employee directors to be effective in connection with this offering. Pursuant to this policy, our non-employee directors will receive the following compensation.
Equity Compensation
Each new non-employee director who joins our board of directors after our initial public offering will automatically receive an RSU for Class A common stock having a value of $440,000 based on the average fair market value of the underlying Class A common stock for the 20 trading days prior to and ending on the date of grant (Initial RSU). Each Initial RSU will vest over three years, with one-third of the Initial RSU vesting on the first, second, and third anniversary of the date of grant.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director will automatically receive an RSU for Class A common stock having a value of $300,000 based on the average fair market value of the underlying Class A common stock for the 20 trading days prior to and ending on the date of grant (Annual RSU); provided, that, for a non-employee director who was appointed to the board less than 365 days prior to the annual meeting of our stockholders, the $300,000 will be pro-rated based on the number of days from the date of appointment until such annual meeting. Each Annual RSU will vest on the earlier of (i) the date of the following year’s annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant.
All outstanding awards held by each non-employee director who is in service as of immediately prior to a “corporate transaction” (as defined in the director compensation policy) will become fully vested as of immediately prior to the closing of such corporate transaction.
Cash Compensation
In addition, each non-employee director is entitled to receive the following cash compensation for services on our board of directors and its committees as follows:
•$30,000 annual cash retainer for service as a board member and an additional annual cash retainer of $15,000 for service as lead independent director of our board of directors, if any;
•$10,000 annual cash retainer for service as a member of the audit committee and $20,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);
•$6,000 annual cash retainer for service as a member of the compensation committee and $13,500 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and
•$4,000 annual cash retainer for service as a member of the nominating and governance committee and $7,500 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).
The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarters.
Expenses
We will reimburse each eligible non-employee director for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our board of directors and any committee of the board.

EXECUTIVE COMPENSATION
Our named executive officers, consisting of our principal executive officer, former principal executive officer, and the next two most highly compensated executive officers, as of January 31, 2020, were:
•Frank Slootman, Chief Executive Officer;
•Robert L. Muglia, former Chief Executive Officer;
•Michael P. Scarpelli, Chief Financial Officer; and
•Benoit Dageville, President of Products.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended January 31, 2020.

Name and Principal Position	Salary	Option Awards(1)	Stock Awards	Non-Equity Incentive Plan Compensation(2)	All Other Compensation	Total
Frank Slootman(3) Chief Executive Officer	$287,981	$59,874,582	$—	$307,886	$233(4)	$60,470,682
Robert L. Muglia(5) Former Chief Executive Officer	72,885	—	16,652,753(6)	—	315,772(7)	17,041,410
Michael P. Scarpelli(8) Chief Financial Officer	138,461	20,157,901	—	150,730	146(4)	20,447,238
Benoit Dageville President of Products	292,707(9)	1,836,642	—	70,308	887(4)	2,200,544
________________
(1)Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant-date fair value of each stock option granted during the fiscal year ended January 31, 2020, computed in accordance with the provisions of FASB ASC Topic 718. The assumptions used in calculating the grant-date fair value of the equity awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. Our named executive officers will only realize compensation to the extent the trading price of our Class A common stock is greater than the exercise price of the shares underlying such stock options.
(2)The amounts reported in this column represent total bonuses earned based on the achievement of company performance goals as determined by our compensation committee.
(3)Mr. Slootman was hired as our Chief Executive Officer in April 2019. His annualized base salary as of January 31, 2020 was $375,000.
(4)Amounts reported represent life insurance premiums paid by us on behalf of the named executive officer, and with respect to Dr. Dageville only, reimbursement for certain travel expenses of his spouse in connection with a company-sponsored event.
(5)Mr. Muglia resigned as our Chief Executive Officer in April 2019. Prior to his resignation, Mr. Muglia was entitled to an annual base salary of $300,000.
(6)The amount disclosed represents the incremental fair value of (i) $5,258,762 associated with the acceleration of vesting of 647,000 shares of Class B common stock and (ii) $11,393,990 associated with the modification of vesting of 1,401,834 shares of Class B common stock, each calculated in accordance with FASB ASC Topic 718.
(7)The amount disclosed includes $65 in life insurance premium payments made by us on behalf of Mr. Muglia and the following amounts paid to Mr. Muglia pursuant to the terms of his separation agreement with us: (i) $300,000 in cash severance payments and (ii) $15,707 in COBRA premiums.
(8)Mr. Scarpelli was hired as our Chief Financial Officer in August 2019. His annualized base salary as of January 31, 2020 was $300,000.
(9)The base salary paid to Dr. Dageville during the fiscal year ended January 31, 2020 was comprised of 58,767 Euros and 226,923 USD. The amount reported reflects an exchange rate of 1 Euro to 1.1194 USD based on the average exchange rate published by the Federal Reserve Bank for calendar year 2019. His annualized base salary as of January 31, 2020 in USD was $300,000.

Outstanding Equity Awards as of January 31, 2020
The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of January 31, 2020.

	Option Awards					Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested(2)
Frank Slootman	5/29/2019	13,677,476(3)	—	$8.88	5/28/2029	—	$—
	5/29/2019	4,692(4)	36,599(4)	8.88	5/28/2029	—	—
Robert L. Muglia	2/3/2017	—	—	—	—	1,401,834(5)	35,494,437
Michael P. Scarpelli	8/27/2019	3,690,560(6)	—	8.88	8/26/2029	—	—
Benoit Dageville	1/14/2015	300,000(7)	—	0.26	1/13/2025	—	—
	1/30/2017	320,000(8)	—	0.74	1/29/2027	—	—
	2/8/2017	546,666(9)	93,334(9)	0.74	2/7/2027	—	—
	12/11/2019	400,000(10)	—	13.48	12/10/2029	—	—
________________
(1)All equity awards listed in this table were granted pursuant to our 2012 Plan, the terms of which are described below under “—Equity Incentive Plans—Amended and Restated 2012 Equity Incentive Plan.”
(2)This amount reflects the fair market value of our Class B common stock of $25.32 per share as of January 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.
(3)1/48th of the shares underlying the option vest monthly starting on April 26, 2019, subject to Mr. Slootman’s continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Slootman’s service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
(4)1/48th of the shares underlying the option vest monthly starting on April 26, 2019, subject to Mr. Slootman’s continuous service through each such vesting date. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
(5)Mr. Muglia resigned as our Chief Executive Officer in April 2019. Under the terms of his separation agreement, Mr. Muglia continued to provide advisor services until April 30, 2020, on which date all unvested shares vested.
(6)1/48th of the shares underlying the option vest monthly starting on August 19, 2019, subject to Mr. Scarpelli’s continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Scarpelli’s service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
(7)The shares subject to this option were fully vested as of September 2018.
(8)1/24th of the shares underlying the option vest monthly starting on August 1, 2018, subject to Dr. Dageville’s continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Dr. Dageville’s service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
(9)1/48th of the shares underlying the option vest monthly starting on August 1, 2016, subject to Dr. Dageville’s continuous service through each such vesting date. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
(10)1/48th of the shares underlying the option vest monthly starting on December 11, 2019, subject to Dr. Dageville’s continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Dr. Dageville’s service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled “—Change of Control Agreements.”
Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a non-binding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Pension Benefits
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended January 31, 2020.

Non-Qualified Deferred Compensation
Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended January 31, 2020.
Employment, Severance, and Change in Control Arrangements
We have entered into offer letters with Dr. Dageville, Mr. Slootman, Mr. Muglia, and Mr. Scarpelli, the terms of which are described below. Each of our executive officers has also executed our standard form of proprietary information and inventions agreement.
Frank Slootman
In April 2019, we entered into an offer letter with Frank Slootman to serve as our Chief Executive Officer. The offer letter has no specific term and provides for at-will employment. Mr. Slootman’s current annual base salary is $375,000, and he is currently eligible for a target annual discretionary performance bonus of up to 100% of his annual base salary, based on individual and corporate performance goals. In May 2019, we issued to Mr. Slootman options to purchase 15,242,240 shares of our Class B common stock with an exercise price of $8.88 per share, which vest monthly over 48 months beginning April 2019.
In addition, under Mr. Slootman’s offer letter, if Mr. Slootman’s employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), and such separation is not a result of Mr. Slootman’s death or disability, Mr. Slootman is entitled to a lump sum payment equal to three months of his base salary, provided that he signs and allows to become effective a general release of all claims. Upon a change in control (as defined in the 2012 Plan), all unvested shares subject to his outstanding equity awards with a time-based vesting schedule shall vest in full. Mr. Slootman may also be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled “Severance and Change in Control Plan” below.
Robert L. Muglia
In May 2014, we entered into an offer letter with Robert Muglia to serve as our Chief Executive Officer. The offer letter had no specific term and provided for at-will employment. Mr. Muglia’s annual base salary for the fiscal year ended January 31, 2020 was $300,000, and he was eligible for a target annual discretionary performance bonus of up 66.67% of his annual base salary, based on individual and corporate performance goals. Mr. Muglia resigned as our Chief Executive Officer in April 2019, and in connection therewith, we entered into a separation agreement defining the terms of his resignation as Chief Executive Officer and transition to an advisor role. In exchange for a general release of claims, Mr. Muglia received (i) $300,000 in severance pay; (ii) payment of COBRA premiums for up to 18 months following termination; and (iii) accelerated vesting of 647,000 shares of unvested Class B common stock held by Mr. Muglia as of the date of his resignation. Upon Mr. Muglia’s resignation as Chief Executive Officer, 1,401,834 shares of unvested Class B common stock remained subject to a right of repurchase by us. On April 30, 2020, these 1,401,834 shares of Class B common stock vested in accordance with the terms of his separation agreement. Mr. Muglia remains party to a confidentiality, assignment of inventions, and non-solicitation agreement. The separation agreement also includes a covenant not to provide any services, while serving in his advisor role, to any company or person that competes with us.
Michael P. Scarpelli
In April 2019, we entered into an offer letter with Michael P. Scarpelli to serve as our Chief Financial Officer. The offer letter has no specific term and provides for at-will employment. Mr. Scarpelli’s current annual base salary is $300,000, and he is currently eligible for a target annual discretionary performance bonus of up to 100% of his annual base salary, based on individual and corporate performance goals. In August 2019, we issued to Mr. Scarpelli options to purchase 3,810,560 shares of Class B common stock with an exercise price of $8.88 per share, which vest monthly over 48 months beginning August 2019. Under the terms of his offer letter, Mr. Scarpelli also purchased 762,112 shares of our Series F convertible preferred stock at a price per share of $14.96125 for an aggregate purchase price of $11.4 million.
In addition, under Mr. Scarpelli’s offer letter, if Mr. Scarpelli’s employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), and such separation is not a result of Mr. Scarpelli’s death or disability, Mr. Scarpelli is entitled to a lump sum payment equal to three months of his base salary, provided that he signs and allows to become effective a general release of all claims. Upon a change in control (as defined in the 2012 Plan), all unvested shares subject to his outstanding equity awards with a time-based vesting schedule shall vest in full. Mr. Scarpelli may also be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled “Severance and Change in Control Plan” below.
Benoit Dageville
In August 2020, we entered into a confirmatory offer letter with Benoit Dageville to serve as our President of Products. The confirmatory offer letter has no specific term and provides for at-will employment. Dr. Dageville’s current annual base salary is $300,000, and he is currently eligible for a target annual discretionary performance bonus of up to $100,000, based on individual and corporate performance goals.
In addition, under the terms of Dr. Dageville’s stock options, if, during three months prior to a change in control (as defined in the 2012 Plan) and ending eighteen months after a change in control, Dr. Dageville’s employment with us is terminated without cause (as defined in the 2012 Plan) or he terminates his employment for good reason (as defined in the agreements underlying his stock options), and such separation is not a result of Dr. Dageville’s death or disability, then all of the unvested shares subject to each option shall accelerate and immediately vest, provided that he signs and allows to become effective a general release of all claims. Dr. Dageville may also be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled “Severance and Change in Control Plan” below.
Severance and Change in Control Plan
In July 2020, we adopted a Severance and Change in Control Plan (CIC Plan) that provides severance and change in control benefits to each of our executive officers, including our named executive officers, and certain other participants, under the conditions described below. The CIC Plan provides different benefits for three different “tiers” of employees. Our Chief Executive Officer and Chief Financial Officer are “tier 1” employees, and our other executive officers are “tier 2” employees.
Under the CIC Plan, upon a “change of control” (as defined in the CIC Plan), 100% of then-unvested equity awards held by tier 1 employees will accelerate and become vested (and, if applicable, exercisable). In addition, upon a termination other than for “cause,” death, or “disability” or upon resignation for “good reason” (each as defined in the CIC Plan) that occurs during the period beginning three months prior to a change in control and ending 18 months following such change in control, tier 1 and tier 2 employees will each be entitled to receive (i) a cash payment equal to 12 months of base salary, (ii) a cash payment equal to the participant’s target annual bonus, (iii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees; and (iv) for tier 2 employees, acceleration of vesting (and, if applicable, exercisability) of 100% of then-unvested equity awards held by such tier 2 employee. For any equity acceleration, vesting of performance-based awards will be based on the participant’s target achievement level (or actual achievement level if the performance metrics are measurable at the time of acceleration).
Upon termination other than for cause, death, or disability or upon resignation for good reason that does not occur in connection with a change of control, tier 1 and tier 2 employees will be entitled to receive (i) a cash payment equal to 12 months of base salary, and (ii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees.
All benefits upon a termination of services are subject to the participant signing a general release of all claims. If our executive officers are entitled to any benefits other than the benefits under the CIC Plan, each of his or her benefits under the CIC Plan shall be provided only to the extent more favorable than the corresponding benefit under such other arrangement. See the section titled “Employment, Severance, and Change in Control Arrangements” above.

Non-Equity Incentive Plan Compensation
Cash Incentive Bonus Plan
We have adopted a Cash Incentive Bonus Plan for our executive officers and other eligible employees to be effective in connection with this offering. Each participant is eligible to receive cash bonuses based on the achievement of certain performance goals, as determined in the sole discretion of the compensation committee of our board of directors. Each participant’s target award may be a percentage of a participant’s annual base salary as of the beginning or end of a performance period or a fixed dollar amount. In addition, to be eligible to earn a bonus under the Cash Incentive Bonus Plan, a participant must be employed by us on the last day of the performance period, unless otherwise determined by the compensation committee of our board of directors.
Other Benefits
401(k) Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the Code. We have the ability to make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to a participating employee until withdrawn or distributed from the 401(k) plan.
Insurance Premiums
Our U.S. employees, including our named executive officers, currently participate in various health and welfare employee benefits under plans sponsored by us. These plans offer benefits including medical, dental, and vision coverage; life insurance, accidental death and dismemberment, and disability coverage; and flexible spending accounts, among others. Employees eligible for these benefits are regular and intern classes, including our named executives, who work 20 or more hours per week. The cost of this coverage is primarily paid for by us, with employees paying a portion of the cost through payroll deductions.
Equity Incentive Plans
2020 Equity Incentive Plan
Our board of directors adopted, and our stockholders approved, our 2020 Plan in September 2020. Our 2020 Plan became effective in connection with this offering. No further grants will be made under the 2012 Plan.
Awards. Our 2020 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of non-statutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of awards to employees, directors, and consultants, including employees and consultants of our affiliates.
Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2020 Plan will not exceed 34,100,000 shares of our Class A common stock, plus the number of shares of Class A common stock that return to the 2020 Plan from the 2012 Plan, as described in more detail below, if any, as such shares become available from time to time. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under our 2020 Plan is 338,750,664 shares.
In addition, the number of shares of our Class A common stock reserved for issuance under our 2020 Plan will automatically increase on February 1 of each fiscal year, for a period of up to ten years, through February 1, 2030, in an amount equal to (1) 5% of the total number of shares of our common stock (both

Class A and Class B) outstanding on January 31 of the preceding fiscal year, or (2) a lesser number of shares of our Class A common stock determined by our board of directors prior to the date of the increase.
Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike, or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.
Shares subject to outstanding stock awards granted under the 2012 Plan and that (1) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (2) are not issued because such stock award or any portion thereof is settled in cash; (3) are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares; (4) are withheld or reacquired to satisfy the exercise, strike, or purchase price; or (5) are withheld or reacquired to satisfy a tax withholding obligation will become available for grant under the 2020 Plan, but any such shares that are shares of Class B common stock will instead be added to the share reserve of the 2020 Plan as shares of Class A common stock. Such number of shares will not exceed 78,816,888.
Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive stock awards, to the extent permitted by applicable law, and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Under the 2020 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of our Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our Class A common stock, a combination of cash and shares of our Class A common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards. The 2020 Plan permits the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.
The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The performance goals may be based on GAAP or non-GAAP results, and any actual results may be adjusted by our board of directors or a committee thereof for one-time items, unbudgeted, or unexpected items.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $1,000,000 in total value.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. The following applies to stock awards under the 2020 Plan in the event of a corporate transaction (as defined in the 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Class A common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class A common stock.
Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.
2020 Employee Stock Purchase Plan
Our board of directors adopted, and our stockholders approved, our ESPP in September 2020. The ESPP became effective in connection with this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.
Share Reserve. The ESPP authorizes the issuance of 5,700,000 shares of our Class A common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on February 1 of each year, for up to ten years, through February 1, 2030, by the lesser of (1) 1% of the total number of shares of our common stock (both Class A and Class B) outstanding on January 31 of the preceding fiscal year, and (2) 8,500,000 shares of our Class A common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).
Administration. Our board of directors has delegated concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our Class A common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our Class A common stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.
Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.
ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP if required by applicable law or listing requirements.
Amended and Restated 2012 Equity Incentive Plan
Our board of directors adopted, and our stockholders approved, our 2012 Plan in August 2012. Our 2012 Plan has been periodically amended, most recently in March 2020. Our 2012 Plan permits the grant of ISOs, NSOs, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, and other stock-based awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors, and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Our 2012 Plan has terminated and we will not grant any additional awards under our 2012 Plan. However, our 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.
As of July 31, 2020, stock options to purchase 72,228,820 shares of our Class B common stock with a weighted-average exercise price of $6.70 per share were outstanding, 616,400 shares of our Class B common stock remained restricted stock subject to future vesting requirements, 4,853,231 shares of our Class B common stock issuable upon the vesting and settlement of RSUs were outstanding, and 18,299,095 shares of our Class B common stock remained available for the future grant of awards under our 2012 Plan.
Administration. Our board of directors or a committee delegated by our board of directors administers our 2012 Plan. Subject to the terms of our 2012 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of our 2012 Plan and awards granted thereunder.
Options. The exercise price per share of ISOs granted under our 2012 Plan must be at least 100% of the fair market value per share of our Class B common stock on the grant date. NSOs may be granted with a per share exercise price that is less than 100% of the per share fair market value of our Class B common stock. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2012 Plan, and (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2012 Plan.

Corporate Transaction. In the event of a “corporate transaction” (as defined in the 2012 Plan), our board of directors generally may take one or more of the following actions with respect to outstanding awards:
•arrange for the assumption, continuation, or substitution of the award by the surviving or acquiring corporation (or its parent company);
•arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company);
•accelerate the vesting and, if applicable, exercisability of the award and provide for its termination prior to the effective time of the change in control;
•arrange for the lapse of any reacquisition or repurchase rights held by us;
•cancel or arrange for the cancellation of the award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or
•make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the award over (2) the exercise price or strike price otherwise payable in connection with the award.
Our board of directors is not obligated to treat all awards in the same manner.
Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a “change in control” (as defined in the 2012 Plan).
Plan Amendment or Termination. Our board of directors may amend, modify, or terminate our 2012 Plan at any time. As discussed above, we terminated our 2012 Plan prior to the closing of this offering and no new awards will be granted thereunder following such termination.
Limitations of Liability and Indemnification Matters
On the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will be in effect on the closing of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rule 10b5-1 Sales Plans
Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. In certain circumstances, the director or officer may amend a Rule 10b5-1 plan and may terminate a plan at any time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since February 1, 2017 to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.
Series D, Series E, Series F, and Series G Convertible Preferred Stock Financing
In March and August 2017, we sold an aggregate of 29,981,998 shares of Series D convertible preferred stock at a price of $3.5021 per share for aggregate gross proceeds of approximately $105.0 million. Each share of Series D convertible preferred stock will automatically convert into one share of our Class B common stock immediately upon the closing of this offering.
In January and September 2018, we sold an aggregate of 35,446,984 shares of Series E convertible preferred stock at a price of $7.4617 per share for aggregate gross proceeds of approximately $264.5 million. Each share of Series E convertible preferred stock will automatically convert into one share of our Class B common stock immediately upon the closing of this offering.
In October 2018, February 2019, and August 2019, we sold an aggregate of 30,839,786 shares of Series F convertible preferred stock at a price of $14.96125 per share for aggregate gross proceeds of approximately $461.4 million. Each share of Series F convertible preferred stock will automatically convert into one share of our Class B common stock immediately upon the closing of this offering.
In February 2020, we sold an aggregate of 8,480,857 shares of Series G-1 convertible preferred stock and 3,868,970 shares of Series G-2 convertible preferred stock, each at a price of $38.77 per share, for aggregate gross proceeds of approximately $478.8 million. Each share of Series G-1 convertible preferred stock and Series G-2 convertible preferred stock will automatically convert into one share of our Class B common stock immediately upon the closing of this offering.
The following table summarizes the participation in the foregoing transactions by our directors, executive officers, and holders of more than 5% of any class of our capital stock as of the date of such transactions:

Related Party	Shares of Series D Convertible Preferred Stock	Shares of Series E Convertible Preferred Stock	Shares of Series F Convertible Preferred Stock	Shares of Series G-1 Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Altimeter Capital(1)	5,710,858	13,401,770	3,947,801	967,666	$216,580,432
Entities affiliated with ICONIQ Strategic Partners(2)	15,704,862	13,401,770	3,694,749	900,667	245,196,908
Entities affiliated with Redpoint Ventures(3)	1,142,170	536,070	1,938,340	585,179	59,687,366
Entities affiliated with Sequoia Capital Operations LLC(4)	—	6,700,884	13,367,864	550,408	271,339,260
Entities affiliated with Sutter Hill Ventures(5)	3,831,204	134,018	4,949,346	1,322,166	139,726,041
Garrett Family Investment Partnership(6)	—	134,018	—	—	1,000,002
John McMahon 1995 Family Trust(7)	45,718	—	—	—	160,109
Michael P. Scarpelli(8)	—	—	762,112	24,594	12,355,658
________________
(1)Includes shares of convertible preferred stock purchased by Altimeter Partners Fund, L.P., Altimeter Private Partners Fund I, L.P., Altimeter Private Partners Fund II, L.P., Altimeter Growth Partners Fund III, L.P., Altimeter Growth Partners Fund IV, L.P.,

and Altimeter Growth Sierra Fund, L.P. Mr. Wang, a former member of our board of directors, is a general partner at Altimeter Capital. Mr. Wang resigned from our board of directors in June 2020.
(2)Includes shares of convertible preferred stock purchased by ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners III Co-Investment, L.P., Series SF, ICONIQ Strategic Partners IV, L.P., and ICONIQ Strategic Partners IV-B, L.P.
(3)Includes shares of convertible preferred stock purchased by Redpoint Omega III, L.P., Redpoint Omega Associates III, LLC, Redpoint Ventures IV, L.P., Redpoint Associates IV, LLC, Redpoint Ventures V, L.P., and Redpoint Associates V, LLC. Mr. Walecka, a former member of our board of directors, is a founding partner of Redpoint Ventures. Mr. Walecka resigned from our board of directors in June 2020.
(4)Includes shares of convertible preferred stock purchased by Sequoia Capital Growth Fund III, LP, Sequoia Capital Global Growth Fund III - Endurance Partners, L.P, Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., and Sequoia Capital U.S. Growth VII Principals Fund, L.P. Mr. Eschenbach, a member of our board of directors, is a general partner at Sequoia Capital Operations, LLC.
(5)Includes shares purchased by Sutter Hill Ventures, a California Limited Partnership, Mr. Speiser and entities affiliated with Mr. Speiser, and individuals other than Mr. Speiser who are affiliated with Sutter Hill Ventures or entities affiliated with such individuals. Mr. Speiser, a member of our board of directors, is a managing director and member of the management committee of the general partner of Sutter Hill Ventures. Mr. Speiser may also be deemed to have shared voting and investment power with respect to the shares purchased by Sutter Hill Ventures.
(6)Includes shares purchased by Amy Garrett and Mark Garrett as co-trustees of the Garrett Family Investment Partnership. Mr. Garrett is a member of our board of directors.
(7)Includes shares of convertible preferred stock purchased by John McMahon as trustee of the John McMahon 1995 Family Trust. Mr. McMahon is a member of our board of directors.
(8)Includes shares of convertible preferred stock purchased by (i) Michael Scarpelli, as settlor and beneficiary of The Michael P. Scarpelli 2019 Grantor Retained Annuity Trust and (ii) Michael Scarpelli and Janet Scarpelli as co-trustees of The Scarpelli Family Trust. Mr. Scarpelli is our Chief Financial Officer.
Tender Offers during the Fiscal Year Ended January 31, 2019
In March 2018, we repurchased an aggregate of 3,859,088 shares of our outstanding Class B common stock at a purchase price of $7.4617 per share for an aggregate purchase price of approximately $28.8 million. The following table summarizes our repurchases of common stock from our directors and executive officers in this tender offer.

Name	Shares of Common Stock	Purchase Price
Thierry Cruanes(1)	800,000	$5,969,360
Benoit Dageville(2)	800,000	5,969,360
Christopher W. Degnan(3)	150,000	1,119,255
________________
(1)Dr. Cruanes is our Chief Technology Officer and a former member of our board of directors. Dr. Cruanes resigned from our board of directors in June 2020.
(2)Dr. Dageville is our President of Products and a member of our board of directors.
(3)Mr. Degnan is our Chief Revenue Officer.
In January 2019, we repurchased an aggregate of 2,151,504 shares of our outstanding Class B common stock at a purchase price of $14.96125 per share for an aggregate purchase price of approximately $32.2 million. The following table summarizes our repurchases of common stock from our directors and executive officers in this tender offer.

Name	Shares of Common Stock	Purchase Price
Thierry Cruanes(1)	400,000	$5,984,500
Christopher W. Degnan(2)	54,000	807,908
________________
(1)Dr. Cruanes is our Chief Technology Officer and a former member of our board of directors. Dr. Cruanes resigned from our board of directors in June 2020.
(2)Mr. Degnan is our Chief Revenue Officer.
Third-Party Tender Offer during the Fiscal Year Ending January 31, 2021
In February 2020, we entered into an agreement with entities affiliated with Coatue US 19 LLC as lead purchaser and several other purchasers, including entities affiliated with Sequoia Capital Operations LLC, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a third-party tender offer that such entities proposed to commence. In February 2020, these entities commenced a third-party tender offer to purchase shares of our Class B common stock from certain of our security holders and this third-party tender offer was completed in March 2020.

An aggregate of 8,614,597 shares of our Class B common stock were tendered pursuant to the third-party tender offer at a price of $38.77 per share. The following table summarizes the sales of Class B common stock from our directors and executive officers in this third-party tender offer.

Name	Shares of Common Stock	Purchase Price
The Cruanes Family Trust(1)	200,000	$7,754,000
The Snow Trust(2)	500,000	19,385,000
Christopher W. Degnan(3)	282,538	10,953,998
Robert L. Muglia(4)	2,021,022	78,355,023
Thomas Tuchscherer(5)	49,870	1,933,460
________________
(1)Dr. Cruanes is our Chief Technology Officer, a former member of our board of directors, and trustee of the Cruanes Family Trust. Dr. Cruanes resigned from our board of directors in June 2020.
(2)Dr. Dageville is our President of Products, a member of our board of directors, and trustee of the Snow Trust.
(3)Mr. Degnan is our Chief Revenue Officer.
(4)Mr. Muglia is our former Chief Executive Officer and a former member of our board of directors. Mr. Muglia resigned as our Chief Executive Officer and as a member of our board of directors in April 2019.
(5)Mr. Tuchscherer is our former Chief Financial Officer. Mr. Tuchscherer resigned as our Chief Financial Officer in August 2019.
Relationship with Observe, Inc.
Mr. Burton, a member of our board of directors, is currently the Chief Executive Officer of Observe, Inc. Observe has been our customer since 2018. Pursuant our customer agreement with Observe, Observe made payments for consumption to us of $60,000 and $100,000 during the fiscal years ended January 31, 2019 and 2020, respectively. In addition, Observe has paid us $250,000 for anticipated consumption during the fiscal year ending January 31, 2021. Our agreements with Observe are negotiated in the ordinary course of business.
Relationship with Cisco Systems, Inc.
Ms. Kramer, a member of our board of directors, is currently the Executive Vice President and Chief Financial Officer of Cisco Systems, Inc. Cisco, through its related entities, has been our customer since 2017. Pursuant to our customer agreements with Cisco and its related entities, Cisco made payments to us of $125,347 and $4,811,673 during the fiscal years ended January 31, 2019 and 2020, respectively. In addition, Cisco made payments to us under these customer agreements of $3,661,147 in the six months ended July 31, 2020. Since July 31, 2020, Cisco made payments to us under these customer agreements of $290,023, and we anticipate that Cisco will make additional payments of approximately $3.1 million in the three months ending October 31, 2020. Our agreements with Cisco and its related entities are negotiated in the ordinary course of business.
Relationship with CTP Aviation
Frank Slootman, our Chief Executive Officer and a member of our board of directors, owns an aircraft that is used in a pool of aircraft by CTP Aviation, a charter aircraft company, pursuant to a sale and lease-back arrangement. We book charter aircraft for business travel services for Mr. Slootman and other employees through CTP Aviation, and from time to time, Mr. Slootman's plane is used for business trips chartered by us. As part of the lease-back arrangement between Mr. Slootman and CTP Aviation, when Mr. Slootman's plane is used by CTP Aviation (including any travel booked by us), he is paid a portion of the flight-related charges. We paid CTP Aviation $289,419 and $55,642 for Mr. Slootman's business travel during the fiscal year ended January 31, 2020 and the six months ended July 31, 2020, respectively.
Investor Rights, Voting, and Co-Sale Agreements
In connection with our convertible preferred stock financings, we entered into investor rights, voting, and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights, and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock, including entities affiliated with Altimeter Capital, ICONIQ Strategic Partners, Redpoint Ventures, Sequoia Capital Operations LLC, Sutter Hill Ventures, Thierry Cruanes, Mark Garrett, John McMahon, Robert Muglia, and Michael P. Scarpelli. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investor rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”
Offer Letter Agreements
We have entered into offer letter agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see the section titled “Executive Compensation—Employment Arrangements.”
Stock Option Grants to Directors and Executive Officers
We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Executive Compensation” and “Management—Director Compensation.”
Employment Arrangement with an Immediate Family Member of our President of Products
Cedric Dageville, the son of Benoit Dageville, our President of Products and a member of our board of directors, is a corporate account executive. During the fiscal years ended January 31, 2018, 2019, and 2020, we paid Cedric Dageville cash compensation and commissions of $10,260, $64,298, and $126,298, respectively, in addition to equity. For each fiscal period, Cedric Dageville’s compensation was based on reference to external market practices of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our President of Products and directors. Cedric Dageville was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our President of Products and directors.
Indemnification Agreements
Our amended and restated certificate of incorporation that will be in effect on the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the closing of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the closing of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”
Policies and Procedures for Transactions with Related Persons
In August 2020, we adopted a Related Party Transactions Policy to be effective in connection with this offering. Pursuant to this policy, our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of July 31, 2020 by:
•each named executive officer;
•each of our directors;
•our directors and executive officers as a group; and
•each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before this offering, the concurrent private placements, and the secondary transaction is based on no shares of Class A common stock and 244,528,162 shares of Class B common stock outstanding as of July 31, 2020, assuming the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 182,271,099 shares of Class B common stock, which will occur immediately upon the closing of this offering. Applicable percentage ownership after this offering, the concurrent private placements, and the secondary transaction is based on (i) the sale of 4,042,043 shares of Class A common stock in the secondary transaction, (ii) the sale of 4,166,666 shares of Class A common stock in the concurrent private placements at the initial public offering price of $120.00 per share, and (iii) the sale of 28,000,000 shares of Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us, and excluding any potential purchases in this offering by the persons and entities named in the table below. Since the purchasers in the concurrent private placements and the secondary transaction did not beneficially own more than 5% of our Class A common stock or Class B common stock as of July 31, 2020, they are not set forth in the table below. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of July 31, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Snowflake Inc., 450 Concar Drive, San Mateo, California, 94402.

Name of Beneficial Owner	Shares Beneficially Owned Before This Offering and the Concurrent Private Placements Class B		% Total Voting Power Before this Offering and the Concurrent Private Placements(1)	Shares Beneficially Owned After this Offering and the Concurrent Private Placements				% Total Voting Power After this Offering and the Concurrent Private Placements(1)
	Shares	%		Class A		Class B
				Shares	%	Shares	%
Named Executive Officers and Directors:
Frank Slootman(2)	15,213,149	5.9%	5.9%	—	—	15,213,149	6.0%	5.9%
Robert Muglia(3)	8,084,086	3.3%	3.3%	—	—	4,042,043	1.7%	1.7%
Michael P. Scarpelli(4)	4,597,266	1.9%	1.9%	—	—	4,597,266	1.9%	1.9%
Benoit Dageville(5)	8,360,000	3.4%	3.4%	—	—	8,360,000	3.5%	3.4%
Jeremy Burton(6)	477,546	*	*	—	—	477,546	*	*
Teresa Briggs(7)	50,000	*	*	—	—	50,000	*	*
Carl M. Eschenbach(8)	—	—	—	—	—	—	—	—
Mark S. Garrett(9)	901,204	*	*	—	—	901,204	*	*
Kelly A. Kramer(10)	8,333	*	*	—	—	8,333	*	*
John D. McMahon(11)	1,237,110	*	*	—	—	1,237,110	*	*
Michael L. Speiser(12)	49,564,848	20.3%	20.3%	—	—	41,919,208	17.4%	17.2%
Jayshree V. Ullal(13)	50,000	*	*	—	—	50,000	*	*
All directors and officers as a group (13 persons)(14)	90,198,644	33.8%	33.8%	—	—	78,510,961	29.9%	29.5%
Other 5% Stockholders:
Entities affiliated with Altimeter Partners Fund, L.P.(15)	36,286,307	14.8%	14.8%	—	—	36,286,307	15.1%	14.9%
Entities affiliated with ICONIQ Strategic Partners III, L.P.(16)	33,752,048	13.8%	13.8%	—	—	33,752,048	14.0%	13.8%
Entities affiliated with Redpoint Ventures V, L.P.(17)	21,928,585	9.0%	9.0%	—	—	21,928,585	9.1%	9.0%
Entities affiliated with Sequoia Capital Growth Fund III, LP(18)	20,619,156	8.4%	8.4%	—	—	20,619,156	8.6%	8.4%
Entities affiliated with Sutter Hill Ventures(19)	49,564,848	20.3%	20.3%	—	—	41,919,208	17.4%	17.2%
________________
*Less than 1 percent
(1)Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for more information about the voting rights of our Class A and Class B common stock.
(2)Consists of (i) 1,423,473 shares of Class B common stock held by Mr. Slootman, (ii) 100,000 shares of Class B common stock held by the Slootman Family 2019 Extended Family Trust for which Mr. Slootman is a trustee, and (iii) 13,689,676 shares of Class B common stock subject to stock options held by Mr. Slootman that are exercisable within 60 days of July 31, 2020, of which 9,843,947 shares would be unvested as of such date.
(3)Consists of (i) 788,350 shares of Class B common stock held by the Laura Ellen Muglia Descendants’ Trust, (ii) 788,350 shares of Class B common stock held by the Robert L. Muglia Descendants’ Trust, (iii) 206,345 shares of Class B common stock held by Laura Ellen Muglia, and (iv) 6,301,041 shares of Class B common stock held by Mr. Muglia. In September 2020, Mr. Muglia and his affiliated trust entered into a Stock Purchase Agreement to sell an aggregate of 4,042,043 shares of Class A Common Stock for a purchase price per share equal to the initial public offering price to Berkshire Hathaway Inc. Mr. Muglia’s holdings after this offering reflect the assumed closing of this sale, which will occur immediately subsequent to the closing of this offering.
(4)Consists of (i) 144,594 shares of Class B common stock held by Mr. Scarpelli, (ii) 601,554 shares of Class B common stock held by the Michael P. Scarpelli 2019 Grantor Retained Annuity Trust, (iii) 160,558 shares of Class B common stock held by the Scarpelli Family Trust for which Mr. Scarpelli is a trustee, and (iv) 3,690,560 shares of Class B common stock subject to stock options held by Mr. Scarpelli that are exercisable within 60 days of July 31, 2020, of which 2,778,534 shares would be unvested as of such date.
(5)Consists of (i) 6,250,000 shares of Class B common stock held by The Snow Trust UTA dated 9/10/19 for which Dr. Dageville is a trustee, (ii) 350,000 shares of Class B common stock held by The Snow 2020 Grantor Retained Annuity Trust for which Dr. Dageville is a trustee, (iii) 50,000 shares of Class B common stock held by The Cedric Dageville GST Exempt Trust for which Dr. Dageville is a trustee, (iv) 50,000 shares of Class B common stock held by The Marine Dageville GST Exempt Trust for which Dr. Dageville is a trustee, and (v) 1,660,000 shares of Class B common stock subject to stock options held by Dr. Dageville that are exercisable within 60 days of July 31, 2020, of which 325,000 shares would be unvested as of such date.
(6)Consists of 477,546 shares of Class B common stock subject to stock options held by Mr. Burton that are exercisable within 60 days of July 31, 2020, of which 41,667 shares would be unvested as of such date.
(7)Consists of (i) 20,000 shares of Class B common stock held by The Teresa Briggs Trust (Briggs Trust) for which Ms. Briggs is a trustee, of which 12,709 shares are unvested and remain subject to our repurchase right, and (ii) 30,000 shares of Class B common stock subject to stock options held by the Briggs Trust that are exercisable within 60 days of July 31, 2020, all shares of which would be unvested as of such date.
(8)Mr. Eschenbach, a member of our board of directors, is a general partner at Sequoia Capital Operations, LLC. Mr. Eschenbach disclaims beneficial ownership of all shares held by the Sequoia Capital entities referred to in Footnote 18 below.

(9)Consists of (i) 134,018 shares of Class B common stock held by Garrett Family Investment Partnership for which Mr. Garrett is the general partner, (ii) 95,898 shares of Class B common stock subject to stock options that are exercisable within 60 days of July 31, 2020, held by each of (a) the Mark Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, U/T/D 7/21/11, (b) the Amy Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, U/T/D 7/21/11, (c) the Mark Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, U/T/D 7/21/11, and (d) the Amy Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, U/T/D 7/21/11 (the Garrett Family Trusts), for which Mr. Garrett is a trustee, of which 57,272 shares from each of the Garrett Family Trusts would be unvested as of such date, and (iii) 383,594 shares of Class B common stock subject to a stock option held by Mr. Garrett that is exercisable within 60 days of July 31, 2020, of which 229,093 shares would be unvested as of such date.
(10)Consists of 8,333 shares of Class B common stock subject to stock options held by Ms. Kramer that are exercisable within 60 days of July 31, 2020.
(11)Consists of (i) 151,188 shares of Class B common stock held by Mr. McMahon, (ii) 151,188 shares of Class B common stock held by The John McMahon Software Irrevocable Trust, (iii) 45,718 shares held by the John McMahon 1995 Family Trust for which Mr. McMahon is a trustee, and (iv) 889,016 shares of Class B common stock subject to stock options held by Mr. McMahon that are exercisable within 60 days of July 31, 2020, of which 100,000 shares would be unvested as of such date.
(12)Consists of (i) 4,117,529 shares of Class B common stock held by the Speiser Trust U/A/D 7/19/06 (Speiser Trust), for which Mr. Speiser is a trustee, (ii) 933,952 shares of Class B common stock held by Chatter Peak Partners, L.P. (Chatter Peak), for which Mr. Speiser is a trustee of a trust which is the general partner, and (iii) 38,700 shares of Class B common stock held by Wells Fargo Bank, N.A. FBO Michael L. Speiser Roth IRA, Mr. Speiser’s Roth IRA account. Mr. Speiser is a managing director and member of the management committee (Management Committee) of the general partner of Sutter Hill Ventures, a California Limited Partnership (SHV) and shares voting and investment power over the shares held of record by SHV. See Footnote 19 below.
(13)Consists of 50,000 shares of Class B common stock subject to stock options held by Ms. Ullal that are exercisable within 60 days of July 31, 2020, of which 46,875 shares would be unvested as of such date.
(14)Prior to this offering, consists of (i) 67,853,839 shares of Class B common stock held by all named executive officers, executive officers, and directors as a group, of which 12,709 shares are unvested and remain subject to our repurchase right, and (ii) 22,344,805 shares of Class B common stock subject to stock options that are exercisable within 60 days of July 31, 2020, of which 14,316,787 shares would be unvested as of such date. After this offering, consists of (i) 56,166,156 shares of Class B common stock held by all named executive officers, executive officers, and directors as a group, of which 12,709 shares are unvested and remain subject to our repurchase right, and (ii) 22,344,805 shares of Class B common stock subject to stock options that are exercisable within 60 days of July 31, 2020, of which 14,316,787 shares would be unvested as of such date.
(15)Consists of (i) 15,037,910 shares of Class B common stock held by Altimeter Private Partners Fund I, L.P. (APPF I), (ii) 5,139,772 shares of Class B common stock held by Altimeter Private Partners Fund II, L.P. (APPF II), (iii) 8,706,337 shares of Class B common stock held by Altimeter Partners Fund, L.P. (APF), (iv) 4,379,699 shares of Class B common stock held by Altimeter Growth Partners Fund III, L.P. (AGPF III), (v) 2,248,456 shares of Class B common stock held by Altimeter Growth Sierra Fund, L.P. (AGSF), and (vi) 774,133 shares of Class B common stock held by Altimeter Growth Partners Fund IV, L.P. (AGPF IV). APPF I, APPF II, APF, AGPF III, AGSF, and AGPF IV are the Altimeter Entities. Altimeter Private General Partner, LLC is the general partner of APPF I, Altimeter Private General Partner II, LLC is the general partner of APPF II, Altimeter General Partner, LLC is the general partner of APF, Altimeter Growth General Partner III, LLC is the general partner of AGPF III, Altimeter Growth Sierra General Partner, LLC is the general partner of AGSF, and Altimeter Growth General Partner IV is the general partner of AGPF IV (collectively, the Altimeter Fund GPs). Each of the Altimeter Fund GPs has delegated share voting and investment power to Altimeter Capital Management, LP (the Investment Manager). The sole general partner of the Investment Manager is Altimeter Capital General Partner, LLC (the General Partner), and Brad Gerstner is the sole managing principal of the Investment Manager and the General Partner, and may be deemed to share voting and investment power over these shares. The address for each of the Altimeter entities is One International Place, Suite 4610, Boston, Massachusetts 02110.
(16)Consists of (i) 12,642,172 shares of Class B common stock held by ICONIQ Strategic Partners III, L.P. (ICONIQ III), (ii) 13,508,323 shares of Class B common stock held by ICONIQ Strategic Partners III-B, L.P. (ICONIQ III-B), (iii) 6,700,886 shares of Class B common stock held by ICONIQ Strategic Partners III Co-Invest, L.P., Series SF (ICONIQ SF), (iv) 338,993 shares of Class B common stock held by ICONIQ Strategic Partners IV, L.P. (ICONIQ IV), and (v) 561,674 shares of Class B common stock held by ICONIQ Strategic Partners IV-B, L.P. (ICONIQ IV-B). ICONIQ III, ICONIQ III-B, and ICONIQ SF are the ICONIQ III Entities. ICONIQ IV and ICONIQ IV-B are the ICONIQ IV Entities. ICONIQ Strategic Partners III GP, L.P. (ICONIQ GP III) is the general partner of the ICONIQ III Entities. ICONIQ Strategic Partners III TT GP, Ltd. (ICONIQ Parent GP III) is the general partner of ICONIQ GP III. ICONIQ Strategic Partners IV GP, L.P. (ICONIQ GP IV) is the general partner of the ICONIQ IV Entities. ICONIQ Strategic Partners IV TT GP, Ltd. (ICONIQ Parent GP IV) is the general partner of ICONIQ GP IV. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP III and may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by the ICONIQ III Entities. Matthew Jacobson, Divesh Makan, and William Griffith are the sole equity holders and directors of ICONIQ Parent GP IV and may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by the ICONIQ IV Entities. The address of each of the ICONIQ entities is 394 Pacific Avenue, 2nd Floor, San Francisco, California 94111.
(17)Consists of (i) 1,908,311 shares of Class B common stock held by Redpoint Omega III, L.P. (RO III), (ii) 89,920 shares of Class B common stock held by Redpoint Omega Associates III, L.L.C. (ROA III), (iii) 125,741 shares of Class B common stock held by Redpoint Ventures IV, L.P. (RV IV), (iv) 3,224 shares of Class B common stock held by Redpoint Associates IV, L.L.C. (RA IV), (v) 19,306,353 shares of Class B common stock held by Redpoint Ventures V, L.P. (RV V), and (vi) 495,036 shares of Class B common stock held by Redpoint Associates V, L.L.C. (RA V). Redpoint Omega III, LLC (RO III LLC) is the sole general partner of RO III. Voting and dispositive decisions with respect to the shares held by RO III and ROA III are made by the managers of RO III LLC and ROA III: Logan Bartlett, W. Allen Beasley, Satish Dharmaraj, R. Thomas Dyal, Elliot Geidt, Scott C. Raney, and John L. Walecka. Redpoint Ventures IV, LLC (RV IV LLC) is the sole general partner of RV IV. Voting and dispositive decisions with respect to the shares held by RV IV and RA IV are made by the managers of RV IV LLC and RA IV: W. Allen Beasley, Jeffrey D. Brody, Satish Dharmaraj, R. Thomas Dyal, Timothy M. Haley, Christopher B. Moore, Scott C. Raney, John L. Walecka, and Geoffrey Y. Yang. Redpoint Ventures V, LLC (RV V LLC) is the sole general partner of RV V. Voting and dispositive decisions with respect to the shares held by RV V and RA V are made by the managers of RV V LLC and RA V: W. Allen Beasley, Jeffrey D. Brody, Satish Dharmaraj, R. Thomas Dyal, Timothy M. Haley, Christopher B. Moore, Scott C. Raney, John L. Walecka, Geoffrey Y. Yang, and David Yuan. The address for the Redpoint Entities is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, California 94025.

(18)Consists of (i) 10,213,048 shares of Class B common stock held by Sequoia Capital Global Growth Fund III - Endurance Partners, L.P. (GGF III), (ii) 3,154,816 shares of Class B common stock held by Sequoia Capital Growth Fund III, L.P. (GF III), (iii) 544,464 shares of Class B common stock held by Sequoia Capital U.S. Growth Fund VI, L.P. (GFVI), (iv) 5,944 shares of Class B common stock held by Sequoia Capital U.S. Growth VI Principals Fund, L.P. (GFVI PF), (v) 6,291,460 shares of Class B common stock held by Sequoia Capital U.S. Growth Fund VII, L.P. (GFVII), and (vi) 409,424 shares of Class B common stock held by Sequoia Capital U.S. Growth VII Principals Fund, L.P. (GFVII PF). SC US (TTGP), Ltd. is (i) the general partner of SCGGF III - Endurance Partners Management, L.P., which is the general partner of GGF III; (ii) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of GFVI and GFVI PF (collectively, the GFVI Funds); and (iii) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of GFVII and GFVII PF (collectively, the GFVII Funds). As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by GGF III, the GFVI Funds, and the GFVII Funds. SCGF III Management, LLC is a general partner of GF III, and, as a result, SCGF III Management, LLC may be deemed to share voting and dispositive power with respect to the shares held by GF III. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GFVII Funds include Carl Eschenbach, one of our directors. In addition, the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to GGF III are Douglas M. Leone and Roelof Botha. As a result, and by virtue of the relationships described in this paragraph, each such person may be deemed to share voting and dispositive power with respect to the shares held by the GFVII Funds and GGF III, as applicable. Mr. Eschenbach expressly disclaims beneficial ownership of the shares held by the Sequoia Capital entities. The address for each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(19)Consists of (i) 27,309,222 shares of Class B common stock directly owned by SHV, and (ii) an aggregate of 22,255,626 shares of Class B common stock of which (a) 14,609,986 shares of common stock are held by entities controlled by members of the Management Committee, including the 5,090,181 shares of Class B common stock beneficially owned by Mr. Speiser and described in Footnote 12, and (b) 7,645,640 shares of Class B common stock held by other individuals and entities affiliated with SHV over which certain employees of, and individuals associated with, SHV have voting or investment power under a power of attorney (POA). The POA will no longer confer the right to vote the shares on the effectiveness of this registration statement. SHV’s holdings after the closing of this offering gives effect to the termination of the POA and is not the result of any disposition of any such shares. Voting and investment authority over the shares beneficially owned by SHV are shared by members of the Management Committee, which consists of Tench Coxe, Stefan A. Dyckerhoff, Samuel J. Pullara III, Michael L. Speiser, and James N. White. The address for SHV is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.
On the closing of this offering, our authorized capital stock will consist of 2,500,000,000 shares of our Class A common stock, $0.0001 par value per share, 355,000,000 shares of our Class B common stock, $0.0001 par value per share, and 200,000,000 shares of undesignated preferred stock $0.0001 par value per share.
As of July 31, 2020, assuming the conversion and reclassification of all outstanding shares of our convertible preferred stock into 182,271,099 shares of our Class B common stock, which will occur immediately upon the closing of this offering, there were outstanding:
•no shares of our Class A common stock; and
•244,528,162 shares of our Class B common stock, held by 1,026 stockholders of record.
Immediately subsequent to the closing of this offering, one of our stockholders will sell 4,042,043 shares of Class B common stock, which shares will convert into Class A common stock on transfer, at the initial public offering price in a secondary transaction.
Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Voting Rights
The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to ten votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation that will be in effect on the closing of this offering will not provide for cumulative voting for the election of directors.
Economic Rights
Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the closing of this offering or required by applicable law, all shares of

Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.
Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.
Liquidation Rights
On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the closing of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the closing of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) the sale or transfer of such share of Class B common stock; (2) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of our founders); and (3) on the final conversion date, defined as the earlier of (a) the first trading day falling nine months after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock; (b) the seventh anniversary of this offering; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.
Once transferred and converted into Class A common stock, the Class B common may not be reissued.
Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.
Preferred Stock
As of July 31, 2020, there were 182,271,099 shares of our convertible preferred stock outstanding. Immediately upon the closing of this offering, each outstanding share of our convertible preferred stock will convert into one share of our Class B common stock.
On the closing of this offering and under our amended and restated certificate of incorporation that will be in effect on the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 200,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. On the closing of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.
Options
As of July 31, 2020, we had outstanding options to purchase 72,228,820 shares of our Class B common stock, with a weighted-average exercise price of approximately $6.70 per share under our 2012 Plan.
Restricted Stock Units
As of July 31, 2020, we had 4,853,231 RSUs for shares of our Class B common stock outstanding under our 2012 Plan.
Warrant
As of July 31, 2020, we had outstanding a warrant to purchase an aggregate of 32,336 shares of our Class B common stock, with an exercise price of $0.74. This warrant is exercisable at any time on or before expiration on January 20, 2027.
Registration Rights
Stockholder Registration Rights
We are party to an investor rights agreement that provides that certain holders of our convertible preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in February 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.
Demand Registration Rights
The holders of an aggregate of 182,271,099 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of a majority of these shares may, on not more than one occasion, request that we register all or a portion of their shares.
Piggyback Registration Rights
In connection with this offering, the holders of an aggregate of 190,885,696 shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares, and the holders of an aggregate of 8,208,709 shares of our Class A common stock, will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of an aggregate of 182,271,099 shares of Class B common stock will be entitled to certain Form S-3 registration rights. If we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million, the holders of our registrable securities have the right to demand we file registration statements on Form S-3. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Provisions
Certificate of Incorporation and Bylaws to Be in Effect on the Closing of this Offering
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the closing of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors and our chief executive officer. Our amended and restated bylaws to be effective on the closing of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective on the closing of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers, and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
In accordance with our amended and restated certificate of incorporation to be effective on the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.
The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after the closing of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Section 203 of the Delaware General Corporation Law
When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Choice of Forum
Our amended and restated certificate of incorporation to be effective on the closing of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Limitations of Liability and Indemnification
See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Exchange Listing
Our Class A common stock is currently not listed on any securities exchange. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “SNOW.”

Transfer Agent and Registrar
On the closing of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.
Based on our shares outstanding as of July 31, 2020, on the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, a total of 36,208,709 shares of Class A common stock and 240,486,119 shares of Class B common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 182,271,099 shares of Class B common stock. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us on the exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options and RSUs will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.
As a result of the lock-up agreements described below and subject to the provisions of Rules 144 or 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale in the Public Market	Number of Shares of Common Stock

The 91st day after the date of this prospectus (First Release).
All of our current employees with a title below vice president, current contractors, former employees (other than Robert L. Muglia, our former chief executive officer, and his affiliates), and former contractors may sell a number of shares equal to 25% of (i) outstanding vested shares and (ii) shares subject to vested stock options and RSUs, each held by such holder or held by trusts for the benefit of such holder or of an immediate family member of such holder, and calculated as of the date of release (Vested Holdings). As of July 31, 2020, 25% of the outstanding Vested Holdings held by such holders was 11,295,695 shares.

The second trading day immediately following the day that the closing price of our Class A common stock on The New York Stock Exchange exceeds 133% of the initial public offering price as set forth on the cover page of this prospectus, for at least 10 trading days in the 15 trading day period following the 90th day after the date of this prospectus.

All other non-employee stockholders who are not members of our board of directors or our affiliates (including Mr. Muglia) and whose shares were not included in the First Release, may sell a number of shares equal to 25% of their Vested Holdings. As of July 31, 2020, 25% of the outstanding Vested Holdings held by such holders was 37,904,494 shares.

The commencement of trading on the second full trading day following our second public release of quarterly or annual financial results following the date of this prospectus (the Lock-up Release Date).
All remaining shares held by our stockholders not previously eligible for sale and not purchased in the concurrent private placements or the secondary transaction.

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares upon expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•1% of the number of Class A common stock then outstanding, which will equal approximately 362,087 shares immediately after this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or
•the average weekly trading volume of our Class A common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2012 Plan, 2020 Plan, and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.
Lock-up Arrangements
Our directors, executive officers, and the holders of substantially all of our common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock outstanding on the closing of this offering, have agreed, or will agree, with the underwriters not to, during specified periods of time after the date of this prospectus, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock. Under the terms of the lock-up agreements with the underwriters:
•Beginning on the 91st day after the date of this prospectus, our current employees with a title below vice president, current contractors, former employees (other than Robert L. Muglia, our former chief executive officer, and his affiliates), and former contractors, may sell a number of shares equal to 25% of their Vested Holdings.
•Beginning on the second trading day immediately following the day that the closing price of our Class A common stock on The New York Stock Exchange exceeds 133% of the initial public offering price as set forth on the cover page of this prospectus, for at least 10 trading days in the 15 trading day period following the 90th day after the date of this prospectus, all other non-employee stockholders who are not members of our board of directors or our affiliates and whose shares were not included in the First Release (including Mr. Muglia and his affiliates), may sell a number of shares equal to 25% of their Vested Holdings. We will report such release on a current report on Form 8-K following the closing of trading on the date that is at least two trading days prior to such release.
•Beginning on the commencement of trading on the second full trading day following our second public release of quarterly or annual financial results following the date of this prospectus, all remaining shares will be eligible for sale.
Notwithstanding anything else in this paragraph, we may elect, by written notice to Goldman Sachs & Co. LLC at least five days before any release described in the first or second bullet above, that no such early release will occur. If we so elect that no such release will occur, we will publicly announce such decision at least two trading days prior to the date scheduled for such release.
Notwithstanding the foregoing, and subject to certain conditions, the lock-up restrictions described in the immediately preceding paragraph do not apply to our directors, officers, and other holders of substantially all of our outstanding securities with respect to:
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or charitable contribution;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to an immediate family member or a trust for the direct or indirect benefit of the stockholder or such immediate family member of the stockholder;
•transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock upon death, by will, or intestacy;
•transactions relating to shares of Class A common stock acquired in this offering or in open market transactions after the completion of this offering;
•the sale of shares to satisfy income, employment, or social tax withholding and remittance obligations arising in connection with the settlement of RSUs; provided, that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such transfer was solely pursuant to the circumstances described in this clause;
•the exercise of a stock option or the receipt of shares on the vesting or settlement of an RSU, granted under our equity incentive plans described elsewhere in this prospectus, and the receipt of shares of common stock upon such exercise, provided that the underlying shares will continue to be subject to the restrictions on transfer set forth in the lock-up agreement and, provided, further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold to the public by the reporting person and that the shares received upon exercise of the stock option are subject to the lock-up agreement;

•the disposition of shares of common stock to us, or the withholding of shares of common stock by us, solely in connection with the payment of taxes due with respect to the exercise of stock options or vesting or settlement of RSUs; provided, that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such disposition to us or withholding by us of shares or securities was solely to us pursuant to the circumstances described in this clause;
•distributions by a legal entity of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, members, stockholders or holders of similar equity interests or to another legal entity or investment fund managed by or affiliated with such legal entity;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a domestic relations order, divorce decree, or court order;
•transfers to us in connection with the repurchase of common stock related to the termination of a stockholder’s employment with us pursuant to contractual agreements with us;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock after the closing of this offering pursuant to a bona fide merger, consolidation or other similar transaction involving a change of control approved by our board of directors, provided that, in the event that such change of control transaction is not completed, the securities owned by a security holder shall remain subject to the lock-up agreement;
•the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or
•to the conversion of outstanding preferred stock into shares of Class B common stock in connection with the closing of this offering or any conversion of Class B common stock into Class A common stock, provided that such shares of common stock received upon conversion remain subject to the terms of the lock-up agreement; provided further that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.
Goldman Sachs & Co. LLC may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.
In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. Goldman Sachs & Co. LLC may, at any time, waive these restrictions.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus, which restrictions we intend to waive in connection with the lock-up agreements described above.
The 4,166,666 shares of Class A common stock we are selling in the concurrent private placements to Salesforce Ventures LLC and Berkshire Hathaway Inc. and the 4,042,043 shares of Class A common stock one of our stockholders is selling to Berkshire Hathaway Inc. in a secondary transaction will be subject to market standoff agreements with us for a period of up to 365 days after the date of this prospectus as well as being subject to lock-up agreements with the underwriters described above.

Registration Rights
Upon the closing of this offering, the concurrent private placements, and the secondary transaction by one of our stockholders, the holders of 190,885,696 shares of our Class B common stock and 8,208,709 shares of our Class A common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the Code), such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our common stock under the constructive sale provisions of the Code, and persons that own, or are deemed to own, our Class B common stock. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, gift, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences, or under any applicable income tax treaty.
For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.
Gain on Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period in our common stock and (2) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (b) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting Requirements and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Accounts
Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.
The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	9,156,000
Morgan Stanley & Co. LLC	5,756,800
J.P. Morgan Securities LLC	2,097,200
Allen & Company LLC	2,094,400
Citigroup Global Markets Inc.	2,094,400
Credit Suisse Securities (USA) LLC	1,047,200
Barclays Capital Inc.	798,000
Deutsche Bank Securities Inc.	798,000
Mizuho Securities USA LLC	798,000
Truist Securities, Inc.	798,000
BTIG, LLC	260,400
Canaccord Genuity LLC	260,400
Capital One Securities, Inc.	260,400
Cowen and Company, LLC	260,400
D.A. Davidson & Co.	260,400
JMP Securities LLC	260,400
Oppenheimer & Co. Inc.	260,400
Piper Sandler & Co.	260,400
Stifel, Nicolaus & Company, Incorporated	260,400
Academy Securities, Inc.	54,600
Loop Capital Markets LLC	54,600
Samuel A. Ramirez & Company, Inc.	54,600
Siebert Williams Shank & Co., LLC	54,600
Total:	28,000,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 4,200,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,200,000 additional shares.

Paid by us	No Exercise	Full Exercise
Per Share	$3.78	$3.78
Total	$105,840,000	$121,716,000
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $2.268 per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and all officers, directors, and holders of substantially all of our common stock have agreed or will agree with the underwriters, not to, without the prior written consent of Goldman Sachs & Co. LLC, during specified periods of time after the date of this prospectus, dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and possible early lock-up releases.
The 4,166,666 shares of Class A common stock we are selling in the concurrent private placements to Salesforce Ventures LLC and Berkshire Hathaway Inc., at the initial public offering price of $120.00 per share, and the 4,042,043 shares of Class A common stock one of our stockholders is selling to Berkshire Hathaway Inc. in a secondary transaction will be subject to market standoff agreements with us for a period of up to 365 days after the date of this prospectus as well as being subject to lock-up agreements with the underwriters described above.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representative. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “SNOW.”
In connection with the offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.

European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a Relevant Member State) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)in any other circumstances falling within Article 3(2) of the Prospectus Regulation, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State; and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (MAS). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS

Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
We estimate that the total expenses of the offering and the concurrent private placements, excluding underwriting discounts and commissions, will be approximately $6.5 million.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities, and instruments.

CONCURRENT PRIVATE PLACEMENTS
Each of Salesforce Ventures LLC and Berkshire Hathaway Inc. have entered into an agreement with us pursuant to which they have each agreed to purchase $250 million of our Class A common stock in a private placement at a per share price equal to the initial public offering price. Based on the initial public offering price of $120.00 per share, each of Salesforce Ventures LLC and Berkshire Hathaway Inc. will purchase 2,083,333 shares of our Class A common stock. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placements. Our agreements with each of Salesforce Ventures LLC and Berkshire Hathaway Inc. are contingent upon, and are scheduled to close immediately subsequent to, the closing of this offering as well as the satisfaction of certain conditions to closing. In addition, the sale of the shares to Salesforce Ventures LLC is contingent upon the expiration or termination of the applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and applicable foreign antitrust laws. The sale of these shares to Salesforce Ventures LLC and Berkshire Hathaway Inc. will not be registered in this offering and will be subject to market standoff agreements with us for a period of up to 365 days after the date of this prospectus and lock-up agreements with the underwriters. See the section titled “Shares Eligible for Future Sale—Lock-Up Arrangements” for additional information regarding such restrictions. We refer to these private placements as the concurrent private placements.
LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Redwood City, California. As of the date of this prospectus, GC&H Investments and GC&H Investments, LLC, entities comprised of partners and associates of Cooley LLP, beneficially own 87,254 and 524,319 shares, respectively, of our convertible preferred stock, all of which will be converted into an aggregate of 611,573 shares of Class B common stock immediately upon the closing of this offering.
CHANGE IN ACCOUNTANTS
On November 19, 2019, we dismissed Deloitte & Touche LLP as our independent auditors. On December 12, 2019, we retained PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm. The decision to change our independent auditors was approved by our audit committee of our board of directors.
Deloitte & Touche LLP did not issue a report on our audited financial statements for either of the fiscal years ended January 31, 2019 and January 31, 2020. We had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte & Touche LLP to make reference in connection with its opinion to the subject matter of the disagreement during the two fiscal years prior to its dismissal and the subsequent interim period through November 19, 2019. During the two most recent fiscal years preceding our dismissal of Deloitte & Touche LLP, and the subsequent interim period through November 19, 2019, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
During the two years ended January 31, 2019 and through the period ended December 12, 2019, neither we, nor anyone acting on our behalf, consulted with PwC on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
EXPERTS
The financial statements as of January 31, 2019 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with the acceptance of the audit and the inclusion of PwC’s opinion on our financial statements for the two years ended January 31, 2020, PwC and we completed an independence assessment to evaluate the services and relationships with us and our affiliates that may bear on PwC’s independence under the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB) independence rules. A service was provided to us and a relationship with an affiliate of ours were identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X.
The services and relationship identified included: (i) PwC provided impermissible project management and project administration services to us through a subcontracting relationship with a third party from July 2019 through December 2019; and (ii) an impermissible employment relationship existed at an upstream affiliate of ours from February 2018 through June 2019. Both the relationship and services were terminated prior to the commencement of PwC’s professional engagement period for our financial statement audits for the years ended January 31, 2019 and 2020.
For the services and the relationship identified, PwC provided to our audit committee and management an overview of the facts and circumstances surrounding the services and relationship, including the entities involved, the nature and scope of the services provided, an approximation of the fees earned related to the services, and other relevant factors.
Considering the facts presented, our audit committee concluded that the relationship and services would not impact PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our financial statements for the years ended January 31, 2019 and 2020. Furthermore, our audit committee concluded that a reasonable investor with knowledge of the relevant facts and circumstances would reach the same conclusion.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.
We also maintain a website at www.snowflake.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

SNOWFLAKE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Snowflake Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Snowflake Inc. and its subsidiaries (the “Company”) as of January 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Jose, California
June 7, 2020, except for the effects of disclosing segment information and net loss per share discussed in Note 2, Note 13, and Note 14 to the consolidated financial statements, as to which the date is June 15, 2020
We have served as the Company's auditor since 2019.

SNOWFLAKE INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	January 31,		July 31,	Pro Forma July 31, 2020
	2019	2020	2020
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,541	$127,206	$138,900
Short-term investments	492,257	306,844	451,976
Accounts receivable, net	63,359	179,459	151,210
Deferred commissions, current	11,607	26,358	26,279
Prepaid expenses and other current assets	15,188	25,327	25,083
Total current assets	698,952	665,194	793,448
Long-term investments	—	23,532	295,944
Property and equipment, net	7,215	27,136	42,766
Operating lease right-of-use assets	15,541	195,976	187,051
Goodwill	—	7,049	8,449
Intangible assets, net	20	4,795	15,695
Deferred commissions, non-current	32,658	69,516	69,795
Other assets	9,902	19,522	24,093
TOTAL ASSETS	$764,288	$1,012,720	$1,437,241
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,258	$8,488	$7,713
Accrued expenses and other current liabilities	28,510	62,817	79,157
Operating lease liabilities, current	4,117	18,092	17,204
Deferred revenue, current	104,020	327,058	373,585
Total current liabilities	144,905	416,455	477,659
Operating lease liabilities, non-current	12,543	193,175	184,255
Deferred revenue, non-current	2,984	2,907	3,135
Other liabilities	5,470	8,466	8,544
Total liabilities	165,902	621,003	673,593
COMMITMENTS AND CONTINGENCIES (NOTE 9)

	January 31,		July 31,	Pro Forma July 31, 2020
	2019	2020	2020
			(unaudited)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Redeemable convertible preferred stock; $0.0001 par value per share; 169,581,486, 169,921,272, and 182,271,099 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 168,309,042, 169,921,272, and 182,271,099 shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; aggregate liquidation preference of $911,268, $935,389, and $1,414,192 as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; no shares issued and outstanding as of July 31, 2020, pro forma (unaudited)
	910,853	936,474	1,415,047	$—
STOCKHOLDERS’ (DEFICIT) EQUITY:
Class A common stock; $0.0001 par value per share; 2,000 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited); no shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited); no shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	—	—	—	—
Class B common stock, $0.0001 par value per share; 312,000,000, 312,000,000, and 354,136,000 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 45,559,637, 55,452,421, and 62,257,063 shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 244,528,162 shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	5	6	6	24
Additional paid-in capital	39,296	155,340	219,046	1,663,208
Accumulated other comprehensive income	16	216	1,146	1,146
Accumulated deficit	(351,784)	(700,319)	(871,597)	(900,730)
Total stockholders’ (deficit) equity	(312,467)	(544,757)	(651,399)	$763,648
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$764,288	$1,012,720	$1,437,241
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Revenue	$96,666	$264,748	$104,044	$241,960
Cost of revenue	51,753	116,557	52,546	93,003
Gross profit	44,913	148,191	51,498	148,957
Operating expenses:
Sales and marketing	125,642	293,577	137,465	190,540
Research and development	68,681	105,160	47,782	69,811
General and administrative	36,055	107,542	49,095	62,692
Total operating expenses	230,378	506,279	234,342	323,043
Operating loss	(185,465)	(358,088)	(182,844)	(174,086)
Interest income	8,759	11,551	6,761	4,137
Other expense, net	(502)	(1,005)	(779)	(1,042)
Loss before income taxes	(177,208)	(347,542)	(176,862)	(170,991)
Provision for income taxes	820	993	362	287
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Net loss per share attributable to common stockholders – basic and diluted	$(4.67)	$(7.77)	$(4.25)	$(3.01)
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted	38,162,228	44,847,442	41,691,615	56,809,625
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$(1.63)		$(0.72)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		214,327,427		238,369,506
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Other comprehensive income:
Change in unrealized gains on investments, net of tax	40	200	68	930
Comprehensive loss	$(177,988)	$(348,335)	$(177,156)	$(170,348)
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—February 1, 2018	138,947,468	$472,626	45,327,678	$5	$11,863	$(24)	$(143,736)	$(131,892)
Effect of adoption of ASU 2018-07	—	—	—	—	377	—	(377)	—
Issuance of Series E redeemable convertible preferred stock at $7.4617 per share	134,018	1,000	—	—	—	—	—	—
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share, net of issuance costs of $53	29,227,556	437,227	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	5,292,551	1	2,263	—	—	2,264
Repurchases and retirement of common stock in connection with issuer tender offers	—	—	(6,010,592)	(1)	—	—	(29,643)	(29,644)
Issuance of restricted common stock	—	—	950,000	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock		—	—	—	1,807	—	—	1,807
Stock-based compensation	—	—	—	—	22,986	—	—	22,986
Other comprehensive income	—	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	—	(178,028)	(178,028)
BALANCES—January 31, 2019	168,309,042	910,853	45,559,637	5	39,296	16	(351,784)	(312,467)
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share	1,612,230	24,121	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	9,735,006	1	27,525	—	—	27,526
Repurchase of early exercised stock options and restricted common stock	—	—	(520,557)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock	—	—	—	—	5,791	—	—	5,791
Issuance of restricted common stock	—	—	16,700	—	—	—	—	—
Issuance of common stock in connection with an acquisition	—	—	661,635	—	4,749	—	—	4,749
Stock-based compensation	—	1,500	—	—	77,979	—	—	77,979
Other comprehensive income	—	—	—	—	—	200	—	200
Net loss	—	—	—	—	—	—	(348,535)	(348,535)
BALANCES—January 31, 2020	169,921,272	$936,474	55,452,421	$6	$155,340	$216	$(700,319)	$(544,757)

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (CONTINUED)
(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—January 31, 2019	168,309,042	$910,853	45,559,637	$5	$39,296	$16	$(351,784)	$(312,467)
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share (unaudited)	850,118	12,719	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	2,331,930	—	2,935	—	—	2,935
Repurchases of early exercised stock options and restricted common stock (unaudited)	—	—	(475,349)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock (unaudited)	—	—	—	—	1,036	—	—	1,036
Issuance of restricted common stock (unaudited)	—	—	16,700	—	—	—	—	—
Issuance of common stock in connection with an acquisition (unaudited)	—	—	661,635	—	4,749	—	—	4,749
Stock-based compensation (unaudited)	—	—	—	—	34,919	—	—	34,919
Other comprehensive income (unaudited)	—	—	—	—	—	68	—	68
Net loss (unaudited)	—	—	—	—	—	—	(177,224)	(177,224)
BALANCES—July 31, 2019 (unaudited)	169,159,160	$923,572	48,094,553	$5	$82,935	$84	$(529,008)	$(445,984)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—January 31, 2020	169,921,272	$936,474	55,452,421	$6	$155,340	$216	$(700,319)	$(544,757)
Issuance of Series G-1 and Series G-2 redeemable convertible preferred stock at $38.77 per share, net of issuance costs of $230 (unaudited)	12,349,827	478,573	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	6,844,642	—	20,736	—	—	20,736
Repurchase of early exercised stock options (unaudited)	—	—	(40,000)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock (unaudited)	—	—	—	—	3,585	—	—	3,585
Stock-based compensation (unaudited)	—	—	—	—	39,385	—	—	39,385
Other comprehensive income (unaudited)	—	—	—	—	—	930	—	930
Net loss (unaudited)	—	—	—	—	—	—	(171,278)	(171,278)
BALANCES—July 31, 2020 (unaudited)	182,271,099	$1,415,047	62,257,063	$6	$219,046	$1,146	$(871,597)	$(651,399)
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,362	3,522	1,364	3,762
Non-cash operating lease costs	3,172	27,712	11,956	16,337
Amortization of deferred commissions	5,674	16,986	6,892	14,066
Stock-based compensation, net of amounts capitalized	22,409	78,399	34,467	38,649
Net (accretion) amortization of (discounts) premiums on investments	(5,011)	(5,459)	(4,243)	226
Other	221	1,476	947	4,049
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(51,421)	(116,869)	(44,672)	27,129
Deferred commissions	(36,344)	(68,595)	(19,280)	(14,266)
Prepaid expenses and other assets	(9,091)	(10,811)	(5,285)	(1,452)
Accounts payable	5,170	1,116	4,000	(2,843)
Accrued expenses and other liabilities	20,811	34,994	9,477	10,993
Operating lease liabilities	(2,537)	(13,455)	2,566	(17,404)
Deferred revenue	79,631	222,961	69,019	46,755
Net cash used in operating activities	(143,982)	(176,558)	(110,016)	(45,277)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,058)	(18,583)	(11,347)	(6,748)
Capitalized internal-use software development costs	(1,958)	(4,265)	(1,621)	(3,170)
Cash paid for acquisitions, net of cash acquired	—	(6,314)	(6,314)	(6,035)
Purchases of intangible assets	—	—	—	(6,184)
Purchases of investments	(738,383)	(622,854)	(320,645)	(612,635)
Sales of investments	—	14,087	—	3,510
Maturities and redemptions of investments	379,757	776,424	474,878	189,859
Net cash (used in) provided by investing activities	(362,642)	138,495	134,951	(441,403)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	438,227	24,121	12,719	478,573
Proceeds from early exercised stock options	2,754	6,213	564	159
Proceeds from exercise of stock options	2,264	27,526	2,936	20,736
Proceeds from repayment of a nonrecourse promissory note	—	—	—	2,090
Repurchases of common stock in connection with issuer tender offers	(29,644)	—	—	—
Repurchases of early exercised stock options and restricted common stock	—	(391)	(328)	(30)
Payments of deferred offering costs	—	—	—	(2,336)
Payment of deferred purchase consideration for an acquisition	—	—	—	(600)
Net cash provided by financing activities	413,601	57,469	15,891	498,592
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(93,023)	19,406	40,826	11,912
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of period	215,593	122,570	122,570	141,976
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of period	$122,570	$141,976	$163,396	$153,888
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$235	$1,428	$541	$369
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment included in accounts payable and accrued expenses	$1,072	$589	$3,163	$8,349
Unpaid deferred offering costs	$—	$173	$—	$495
Vesting of early exercised stock options and restricted common stock	$1,807	$5,791	$1,036	$1,495
Deferred purchase consideration for acquisitions	$—	$1,164	$1,164	$1,065
Equity consideration in connection with an acquisition	$—	$4,749	$4,749	$—
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Description of Business
Description of Business
Snowflake Inc. (Snowflake or the Company) provides a cloud-based data platform, which enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data. The Company delivers its platform through a customer-centric, consumption-based business model, only charging customers for the resources they use. The platform enables the Data Cloud, an ecosystem where Snowflake customers, partners, and data providers can break down data silos and benefit from rapidly growing data sets in a secure, governed, and compliant manner. Snowflake was incorporated in the state of Delaware on July 23, 2012 and is headquartered in San Mateo, California with various other global office locations.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Fiscal Year
The Company’s fiscal year ends on January 31. For example, references to fiscal 2019 and 2020 refer to the fiscal year ended January 31, 2019 and January 31, 2020, respectively.
Principles of Consolidation
The consolidated financial statements include the accounts of Snowflake Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Stock Split
In November 2018, a 2-for-1 forward stock split of the Company’s then-outstanding common stock and redeemable convertible preferred stock was effected without any change in the par value per share. All information related to the Company’s common stock, redeemable convertible preferred stock, and stock awards has been retroactively adjusted to give effect to the 2-for-1 forward stock split.
Segment Information
The Company has a single operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 14.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include stand-alone selling prices (SSP) for each distinct performance obligation, internal-use software development costs, expected period of benefit for deferred commissions, the useful lives of long-lived assets, the carrying value of operating lease right-of-use assets, valuation of the Company’s common stock, stock-based compensation, and accounting for income taxes.
The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

The World Health Organization declared in March 2020 that the recent outbreak of the coronavirus disease (COVID-19) constituted a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. While the Company has experienced and may continue to experience a modest adverse impact on certain parts of its business, including a lengthening in the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to customers, the Company’s results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for the Company. In addition, the Company may experience customer losses, including due to bankruptcy or customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.
The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations closely. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of July 31, 2020, the interim consolidated statements of operations, of comprehensive loss, of cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the six months ended July 31, 2019 and 2020, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of July 31, 2020 and the results of operations and cash flows for the six months ended July 31, 2019 and 2020. The results of operations for the six months ended July 31, 2020 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.
Unaudited Pro Forma Balance Sheet and Pro Forma Net Loss Per Share
Immediately prior to the consummation of a qualifying initial public offering (IPO), as defined in Note 10, all of the outstanding shares of the Company’s redeemable convertible preferred stock will automatically convert into 182,271,099 shares of Class B common stock. The unaudited pro forma balance sheet as of July 31, 2020 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock as though the conversion and reclassification had occurred on July 31, 2020.
During the six months ended July 31, 2020, the Company issued restricted stock units (RSUs) to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter, although a small portion of the Company’s RSUs are not subject to a one-year cliff vesting period and are subject only to quarterly vesting. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. None of the RSUs vest unless the performance-based vesting condition is satisfied. Both events are not deemed probable until consummated; therefore, all stock-based compensation expense related to these RSUs remained unrecognized as of July 31, 2020.
The satisfaction of the performance-based vesting condition will be achieved upon the effective date of the Company’s registration statement, at which point the Company will record stock-based compensation expense for these RSUs using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period. Accordingly, the unaudited pro forma balance sheet information as of July 31, 2020 gives effect to stock-based compensation expense of $29.1 million for which the service-based vesting condition was fully or partially satisfied as of July 31, 2020. This pro forma adjustment is reflected as an increase in additional paid-in capital and accumulated deficit. The unaudited pro forma balance sheet does not give effect to the issuance of Class B common stock upon the vesting and settlement of RSUs that satisfied the service-based vesting condition as of July 31, 2020 as the amount is not material.
The shares of Class A common stock issuable and the proceeds expected to be received in a qualifying IPO are excluded from such pro forma information.
The unaudited pro forma basic and diluted net loss per share for the fiscal year ended January 31, 2020 and six months ended July 31, 2020 is computed to give effect to the conversion of the Company’s redeemable convertible preferred stock into Class B common stock as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later. The vesting of RSUs with both service-based and performance-based vesting conditions has been excluded from the pro forma basic and diluted net loss per share calculations as the amounts are not material to the calculations. The stock-based compensation expense associated with these RSUs is also excluded from pro forma basic and diluted net loss per share as it is not expected to have a recurring impact on the Company’s consolidated financial statements.
Foreign Currency
The reporting currency of the Company is the United States dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. The Company derives all revenues in U.S. dollars. Expenses are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in the consolidated statements of operations, and have not been material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
Revenue Recognition
The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.
The Company delivers its platform over the internet as a service. Customers choose to consume the platform under either capacity arrangements, in which customers commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which the Company charges for use of the platform monthly in arrears. Under capacity arrangements, from which a majority of revenue is derived, the Company typically bills its customers annually in advance of their consumption. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer’s contracted usage amount or following the expiration of a customer’s contract. Revenue from on-demand arrangements represented less than 10% of the Company’s revenue for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited). The Company recognizes revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. Deployment fees are recognized ratably over the contract term.

Customers do not have the contractual right to take possession of the Company’s platform. Pricing for the platform includes embedded support services, data backup and disaster recovery services, as well as future updates, when and if available, offered during the contract term.
Customer contracts for capacity typically have a one-year term. To the extent customers enter into such contracts and either consume the platform in excess of their capacity commitments or continue to use the platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. Customer contracts are generally non-cancelable during the contract term, although customers can terminate for breach if the Company materially fails to perform. For those customers who do not have a capacity arrangement, the Company’s on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or the Company.
For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer’s data stored in the platform. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.
The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services and training related to the platform. Professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists of fees from customer training delivered on-site or through publicly available classes. Professional services and other revenue were not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
The Company determines revenue recognition in accordance with ASC 606 through the following five steps:
1) Identify the contract with a customer. The Company considers the terms and conditions of the contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.
2) Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company treats consumption of its platform for compute, storage, and data transfer resources as one single performance obligation because they are consumed by customers as a single, integrated offering. The Company does not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on the Company’s platform. The Company treats its virtual private deployments for customers, professional services, on-site technical solution services, and training each as a separate and distinct performance obligation. Some customers have negotiated an option to purchase additional capacity at a stated discount. These options generally do not provide a material right as they are priced at the Company’s SSP, as described below, as the stated discounts are not incremental to the range of discounts typically given.
3) Determine the transaction price. The transaction price is determined based on the consideration the Company expects to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of the Company’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).
4) Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP. The determination of a relative SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the services being sold, the volume of capacity commitments, and other factors.
5) Recognize revenue when or as the Company satisfies a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred. Virtual private deployment fees are recognized ratably over the term of the deployment as the deployment service represents a stand-ready performance obligation provided throughout the deployment term.
Revenue consists of the following (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Product revenue	$95,683	$252,229	$100,584	$227,033
Professional services and other revenue	983	12,519	3,460	14,927
Total	$96,666	$264,748	$104,044	$241,960
Allocation of Overhead Costs
Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, and IT-related personnel and other expenses, such as software and subscription services.
Cost of Revenue
Cost of revenue consists primarily of third-party cloud infrastructure expenses incurred in connection with the customers’ use of the Snowflake platform and deploying and maintaining the platform on public clouds, including different regional deployments, personnel-related costs associated with the Company’s customer support team, engineering team that is responsible for maintaining the Company's service, and professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, and costs of contracted third-party partners for professional services. Cost of revenue also includes amortization of internal-use software development costs, amortization of acquired developed technology intangible assets, expenses associated with software and subscription services dedicated for use by the Company’s customer support team and engineering team responsible for maintaining the Company's service, and allocated overhead.
Research and Development Costs
Research and development costs are expensed as incurred, unless they qualify as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses associated with the Company’s research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing the Company’s platform, computer equipment, software and subscription services dedicated for use by the Company’s research and development organization, and allocated overhead.
Advertising Costs
Advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations. These costs were $10.9 million and $29.7 million for the fiscal years ended January 31, 2019 and 2020, respectively.
Income Taxes
The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.
The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.
The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results.
Stock-Based Compensation
The Company measures and recognizes compensation expense for all stock-based awards, including stock options, restricted stock awards, and RSUs granted to employees, directors, and non-employees, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Stock-based compensation is generally recognized on a straight-line basis over the requisite service period. The Company also grants certain awards that have performance-based vesting conditions. Stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. If an award contains a provision whereby vesting is accelerated upon a change in control, the Company recognizes stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of the Company’s control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock and unvested common stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.
Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, stock options, restricted stock awards, early exercised stock options, and common stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash equivalents.
Restricted Cash
Restricted cash primarily consists of collateralized letters of credit established in connection with lease agreements for the Company’s facilities. Restricted cash is included in current assets for leases that expire within one year and is included in non-current assets for leases that expire more than one year from the balance sheet date.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	February 1,	January 31,		July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Cash and cash equivalents	$214,698	$116,541	$127,206	$148,774	$138,900
Restricted cash – included in prepaid expenses and other current assets and other assets	895	6,029	14,770	14,622	14,988
Total cash, cash equivalents, and restricted cash	$215,593	$122,570	$141,976	$163,396	$153,888
Investments
The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date based on their maturities and the Company’s reasonable expectation with regard to those securities (i.e., expectations of sales and redemptions). All investments are classified as available-for-sale and are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income. The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired, and considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net, and the amount related to all other factors, which is recorded in accumulated other comprehensive income (loss).

Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, investments, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents, investments, and restricted cash with high-quality financial institutions with investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheets.
For purposes of assessing concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. The Company’s significant customers that represented 10% or more of revenue or accounts receivable, net for the periods presented were as follows:

	Revenue				Accounts Receivable, Net
	Fiscal Year Ended January 31,		Six Months Ended July 31,		January 31,		July 31,
	2019	2020	2019	2020	2019	2020	2020
			(unaudited)				(unaudited)
Customer A	17%	11%	14%	*	*	*	22%
Customer B	*	*	*	*	11%	*	*
Customer C	*	*	*	*	10%	*	*
________________
*Less than 10%
Fair Value of Financial Instruments
The Company accounts for certain of its financial assets at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The carrying amounts reflected in the consolidated balance sheets for accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of those instruments. Available-for-sale debt securities are recorded at fair value on the consolidated balance sheets.
Accounts Receivable
Accounts receivable includes billed and unbilled receivables, net of allowance of doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. Allowance for doubtful accounts was not material as of January 31, 2019 and 2020 and July 31, 2020 (unaudited).

Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers largely due to overage and on-demand capacity usage, as well as time-and-materials billed in arrears. The unbilled accounts receivable balance is due within one year. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), unbilled accounts receivable of $0.9 million, $2.0 million, and $2.5 million, respectively, was included in accounts receivable, net on the consolidated balance sheets.
Internal-Use Software Development Costs
The Company capitalizes qualifying internal-use software development costs related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.
Capitalized costs are included in property and equipment. These costs are amortized over the estimated useful life of the software, which is three years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. The amortization of costs related to the platform applications is included in cost of revenue in the consolidated statements of operations.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, ranging from generally three to seven years. Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.
Deferred Commissions
Sales commissions tied to new customer or customer expansion contracts earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These incremental costs are deferred and then amortized over a period of benefit that is determined to be five years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology, and other factors. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred commissions, current, and the remaining portion is recorded as deferred commissions, non-current, on the consolidated balance sheets. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations. As a result of modifications to the Company’s sales compensation plan during the six months ended July 31, 2020 (unaudited), a portion of the sales commissions paid to the sales force is earned based on the rate of the customers’ consumption of the Company’s platform, in addition to a portion of the commissions earned upon the origination of the new customer or customer expansion contract. Sales commissions tied to customers’ consumption are not considered incremental costs and are expensed in the same period as they are earned. Deferred commissions are periodically analyzed for impairment. There were no impairment losses relating to the deferred commissions during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the Company’s proposed IPO, are capitalized in other assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no material deferred offering costs recorded as of January 31, 2019 and 2020. As of July 31, 2020 (unaudited), there was $2.8 million of deferred offering costs capitalized.

Business Combinations
The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.
Accounting for Impairment of Long-Lived Assets (Including Goodwill and Intangible Assets)
Long-lived assets with finite lives include property and equipment, capitalized development software costs, and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets and capitalized internal-use software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.
Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Leases
The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Lease classification is determined at the lease commencement date. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, noncurrent on the consolidated balance sheets. The Company did not have any material finance leases during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. Variable lease payments are expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable. The Company uses an estimate of its incremental borrowing rate (IBR) based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. In determining the appropriate IBR, the Company considers various factors, including, but not limited to, its credit rating, the lease term, and the currency in which the arrangement is denominated. For leases that commenced prior to the Company’s adoption of ASU 2016-02, Leases (Topic 842), the IBR as of February 1, 2018 was used. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
The Company does not separate non-lease components from lease components for its facility asset portfolio. In addition, the Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.
In addition, the Company subleases certain of its unoccupied facilities to third parties. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations. The Company recognizes sublease income on a straight-line basis over the sublease term.
Deferred Revenue
The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company’s contracts. Capacity arrangements are generally billed and paid in advance of satisfaction of performance obligations, and the Company’s on-demand arrangements are billed in arrears generally on a monthly basis. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice for capacity arrangements. Deferred revenue relating to the Company’s capacity arrangements that have a contractual expiration date of less than 12 months are classified as current. For capacity arrangements that have a contractual expiration date of greater than 12 months, the Company apportions deferred revenue between current and non-current based upon an assumed ratable consumption of these capacity arrangements over the entire term of the arrangement, even though it does not recognize revenue ratably over the term of the contract as customers have flexibility in their consumption and revenue is generally recognized on consumption. In addition, in many cases, the Company’s customer contracts also permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. As such, the current or non-current classification of deferred revenue may not reflect the actual timing of revenue recognition.
Accounting Pronouncements Recently Adopted
In February 2018, the FASB issued ASU 2018-02, Income Statement Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which permits a company to reclassify the disproportionate income tax effects of the 2017 Tax Cuts and Jobs Act on items within the accumulated other comprehensive income to retained earnings. The Company adopted this guidance on February 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, which expands the scope of Topic 718, to include share-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The Company adopted this guidance effective February 1, 2018 on a modified retrospective basis, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends its conceptual framework to improve the effectiveness of disclosures in notes to financial statements. The Company adopted this guidance on February 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans, and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning February 1, 2023 and interim periods within that fiscal year. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. This new guidance is effective for the Company for its fiscal year beginning February 1, 2021 and interim periods within its fiscal year beginning February 1, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning February 1, 2022 and interim periods within its fiscal year beginning February 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
3. Cash Equivalents and Investments
The following is a summary of the Company’s cash equivalents, short-term investments, and long-term investments on the consolidated balance sheets (in thousands):

	January 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	$79,594	$—	$—	$79,594
Total cash equivalents	79,594	—	—	79,594
Investments:
U.S. government and agency securities	318,186	37	(5)	318,218
Commercial paper	113,833	—	—	113,833
Corporate notes and bonds	44,272	3	(3)	44,272
Asset-backed securities	15,936	—	(2)	15,934
Total investments	492,227	40	(10)	492,257
Total cash equivalents and investments	$571,821	$40	$(10)	$571,851

	January 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:
U.S. government and agency securities	$32,470	$2	$—	$32,472
Money market funds	21,379	—	—	21,379
Commercial paper	446	—	—	446
Total cash equivalents	54,295	2	—	54,297
Investments:
U.S. government and agency securities	259,738	216	(1)	259,953
Corporate notes and bonds	30,642	57	—	30,699
Commercial paper	17,006	2	—	17,008
Certificates of deposit	12,592	12	—	12,604
Asset-backed securities	10,104	8	—	10,112
Total investments	330,082	295	(1)	330,376
Total cash equivalents and investments	$384,377	$297	$(1)	$384,673

	July 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(unaudited)
Cash equivalents:
Money market funds	$28,994	$—	$—	$28,994
U.S. government and agency securities	23,702	—	(2)	23,700
Commercial paper	2,500	—	—	2,500
Total cash equivalents	55,196	—	(2)	55,194
Investments:
U.S. government and agency securities	618,532	968	(29)	619,471
Corporate notes and bonds	98,409	587	(4)	98,992
Certificates of deposit	18,245	—	—	18,245
Commercial paper	10,708	12	—	10,720
Asset-backed securities	490	2	—	492
Total investments	746,384	1,569	(33)	747,920
Total cash equivalents and investments	$801,580	$1,569	$(35)	$803,114
As of January 31, 2020 and July 31, 2020, the contractual maturities of the Company’s available-for-sale debt securities are as follows (in thousands):

	January 31, 2020	July 31, 2020
	Estimated Fair Value	Estimated Fair Value
		(unaudited)
Due within 1 year	$339,762	$478,176
Due in 1 year to 3 years	23,532	295,944
Total	$363,294	$774,120
There were no impairments of available-for-sale marketable debt securities considered “other-than-temporary” during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited) as it was more likely than not the Company would hold the securities until maturity or a recovery of the cost basis.

The Company had no marketable equity securities during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
4. Fair Value Measurements
The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of January 31, 2019 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$79,594	$—	$79,594
Short-term investments:
U.S. government and agency securities	—	318,218	318,218
Commercial paper	—	113,833	113,833
Corporate notes and bonds	—	44,272	44,272
Asset-backed securities	—	15,934	15,934
Total	$79,594	$492,257	$571,851
The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of January 31, 2020 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:
U.S. government and agency securities	$—	$32,472	$32,472
Money market funds	21,379	—	21,379
Commercial paper	—	446	446
Short-term investments:
U.S. government securities	—	245,756	245,756
Corporate notes and bonds	—	23,674	23,674
Commercial paper	—	17,008	17,008
Certificates of deposit	—	10,899	10,899
Asset-backed securities	—	9,507	9,507
Long-term investments:
U.S. government and agency securities	—	14,197	14,197
Corporate notes and bonds	—	7,025	7,025
Certificates of deposit	—	1,705	1,705
Asset-backed securities	—	605	605
Total	$21,379	$363,294	$384,673

The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of July 31, 2020 (in thousands):

	Level 1	Level 2	Total
	(unaudited)
Cash equivalents:
Money market funds	$28,994	$—	$28,994
U.S. government and agency securities	—	23,700	23,700
Commercial paper	—	2,500	2,500
Short-term investments:
U.S. government and agency securities	—	355,089	355,089
Corporate notes and bonds	—	68,722	68,722
Certificates of deposit	—	17,445	17,445
Commercial paper	—	10,720	10,720
Long-term investments:
U.S. government and agency securities	—	264,382	264,382
Corporate notes and bonds	—	30,270	30,270
Certificates of deposit	—	800	800
Asset-backed securities	—	492	492
Total	$28,994	$774,120	$803,114
The Company determines the fair value of its security holdings based on pricing from the Company’s service providers and market prices from industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Computers, equipment, and software	$1,501	$1,998	$2,228
Furniture and fixtures	1,639	1,043	1,602
Leasehold improvements	2,162	18,219	19,420
Capitalized internal-use software development costs	3,615	4,794	11,742
Construction in progress	2,100	6,014	15,464
Total property and equipment	11,017	32,068	50,456
Less: accumulated depreciation and amortization	(3,802)	(4,932)	(7,690)
Total property and equipment, net	$7,215	$27,136	$42,766
Depreciation and amortization expense was $1.3 million, $2.6 million, $1.1 million, and $2.8 million for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.
6. Acquisitions, Intangible Assets and Goodwill
Acquisitions
During the fiscal year ended January 31, 2020, the Company completed acquisitions of two privately-held companies for an aggregate of $13.3 million in cash and equity. The Company has accounted for these transactions as business combinations. In allocating the aggregate purchase price based on the estimated fair values, the Company recorded a total of $5.6 million of developed technology intangible assets (to be amortized over estimated useful lives of five years), $1.1 million of net assets acquired, $0.5 million of a deferred tax liability, $0.1 million of a customer relationships intangible asset, and $7.0 million of goodwill, which is not deductible for income tax purposes.
During the six months ended July 31, 2020 (unaudited), the Company acquired certain assets from a privately-held company for $7.1 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase price based on the estimated fair values, the Company recorded $5.7 million as a developed technology intangible asset (to be amortized over an estimated useful life of five years), and $1.4 million as goodwill, which is deductible for income tax purposes.
The excess of purchase consideration over the fair value of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with these acquisitions represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings. Aggregate acquisition-related costs associated with these business combinations were not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited) and were included in general and administrative expenses in the consolidated statement of operations. The results of operations of these business combinations have been included in the Company’s consolidated financial statements from their respective acquisition dates. These business combinations, individually and in aggregate, did not have a material impact on the Company’s consolidated financial statements. Therefore, historical results of operations subsequent to the acquisition date and pro forma results of operations have not been presented.
Intangible Assets
Intangible assets, net consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Developed technology	$—	$5,632	$11,331
Patents	—	—	6,184
Other	47	97	97
Total intangible assets	47	5,729	17,612
Less: accumulated amortization	(27)	(934)	(1,917)
Total intangible assets, net	$20	$4,795	$15,695
During the six months ended July 31, 2020 (unaudited), the Company acquired $6.2 million of patents. The weighted-average useful life for these patents was approximately five years (unaudited).
Amortization expense of intangible assets was not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
As of January 31, 2020, future amortization expense is expected to be as follows (in thousands):

Amount
Fiscal Year Ending January 31,
2021	$1,138
2022	1,126
2023	1,126
2024	1,126
2025	279
Total	$4,795

As of July 31, 2020, future amortization expense is expected to be as follows (in thousands):

Amount
(unaudited)
Fiscal Year Ending January 31,
Remainder of 2021	$1,752
2022	3,503
2023	3,503
2024	3,503
2025	2,654
Thereafter	780
Total	$15,695
Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Amount
Balance as of February 1, 2018 and January 31, 2019	$—
Additions	7,049
Balance as of January 31, 2020	$7,049
Additions (unaudited)	1,400
Balance as of July 31, 2020 (unaudited)	$8,449
7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Accrued compensation	$17,416	$40,961	$39,596
Accrued third-party cloud infrastructure expenses	4,928	8,360	13,183
Accrued professional services	2,077	5,200	6,442
Accrued taxes	1,159	2,352	1,726
Accrued purchases of property and equipment	—	430	6,387
Other	2,930	5,514	11,823
Total accrued expenses and other current liabilities	$28,510	$62,817	$79,157
8. Deferred Revenue and Remaining Performance Obligations
The deferred revenue balance as of February 1, 2018 was $27.4 million. The Company recognized $24.4 million and $89.1 million of revenue during the fiscal years ended January 31, 2019 and 2020, respectively, from beginning deferred revenue balances as of February 1, 2018 and January 31, 2019, respectively. The increase in deferred revenue from February 1, 2018 to January 31, 2019 and from January 31, 2019 to January 31, 2020 primarily resulted from the growth of contracts with new and existing customers.
The Company recognized $59.1 million and $166.8 million of revenue during the six months ended July 31, 2019 and 2020 (unaudited), respectively, from beginning deferred revenue balances as of January 31, 2019 and 2020, respectively.
Remaining performance obligations (RPO) represents the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company’s RPO excludes performance obligations from on-demand arrangements as there are no minimum purchase commitments associated with these arrangements, and certain time and materials contracts that are billed in arrears.
As of January 31, 2020 and July 31, 2020 (unaudited), the Company’s RPO was $426.3 million and $688.2 million, respectively. The significant increase in RPO during the six months ended July 31, 2020 (unaudited) was primarily due to a large enterprise customer entering into a multi-year capacity contract. For contracts with original terms that exceed one year, the Company’s RPO was $83.5 million and $369.5 million as of January 31, 2020 and July 31, 2020 (unaudited), respectively. The weighted-average remaining life of the Company’s long-term contracts was 2.7 years as of both January 31, 2020 and July 31, 2020 (unaudited). However, the amount and timing of revenue recognition are generally driven by customer usage, which can extend beyond the original contract term in cases where customers have the option to roll over unused capacity to future periods, generally on the purchase of additional capacity.
9. Commitments and Contingencies
Operating Leases
The Company leases its facilities for office space under non-cancelable operating leases with various expiration dates through fiscal 2033. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.
In addition, the Company subleases certain of its unoccupied facilities to third parties with various expiration dates through fiscal 2030. Such subleases have all been classified as operating leases.
The components of lease costs and other information related to leases were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Operating lease costs	$3,172	$27,711
Variable lease costs	925	5,002
Sublease income	—	(6,026)
Total lease costs	$4,097	$26,687
Sublease income was $0.5 million and $6.4 million for the six months ended July 31, 2019 and 2020 (unaudited), respectively.
There were no material short-term lease costs for the fiscal years ended January 31, 2019 and 2020.
Supplemental cash flow information and non-cash activity related to the Company’s operating leases were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Cash payments (receipts) included in the measurement of operating lease liabilities – operating cash flows	$2,537	$13,458
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$10,737	$194,712
Weighted-average remaining lease term and discount rate for the Company’s operating leases were as follows:

	January 31,
	2019	2020
Weighted-average remaining lease term (years)	4.5	10.1
Weighted-average discount rate	5.5%	6.2%

The total remaining lease payments under non-cancelable operating leases and lease receipts for subleases as of January 31, 2020 were as follows (in thousands):

	Operating Leases	Subleases	Total
Fiscal Year Ending January 31,
2021	$30,464	$(16,316)	$14,148
2022	29,589	(11,528)	18,061
2023	29,114	(11,461)	17,653
2024	28,782	(11,073)	17,709
2025	23,898	(7,702)	16,196
Thereafter	149,921	(30,104)	119,817
Total lease payments/receipts	$291,768	$(88,184)	$203,584
Less imputed interest	(80,501)
Present value of operating lease liabilities	$211,267
Operating lease payments presented above exclude $13.7 million of legally-binding lease commitments, net of tenant incentives expected to be received, for leases signed but not yet commenced as of January 31, 2020. These operating leases will commence between fiscal 2021 and fiscal 2022 with lease terms of one year to eight years.
Other Contractual Commitments
Other contractual commitments relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate the Company’s operations at the enterprise level. Future minimum payments under the Company’s non-cancelable purchase commitments as of January 31, 2020 are presented in the table below (in thousands):

	Amount
Fiscal Year Ending January 31,
2021	$12,794
2022	71,358
2023	68,873
2024	68,653	(1)
2025	25,000
Total	$246,678
________________
(1)Includes $50.7 million of remaining non-cancelable contractual commitments as of January 31, 2020 related to one of the Company's third-party cloud infrastructure agreements, under which the Company committed to spend an aggregate of at least $60.0 million between March 2019 and December 2023 with no minimum purchase commitment during any year. The Company had made payments totaling $9.3 million under this agreement as of January 31, 2020. This agreement was subsequently amended in August 2020 (unaudited). Under the amended agreement, the Company has committed to spend an aggregate of at least $550.0 million, which is not included in the table above, between September 2020 and December 2025 with no minimum purchase commitment during any year. The Company is required to pay the difference if it fails to meet the minimum purchase commitment by December 2025, and such payment can be applied to qualifying expenditures for cloud infrastructure services for up to twelve months after December 2025.
For the Six Months Ended July 31, 2020 (Unaudited)
The purchase commitment amounts in the table above include the remaining non-cancellable commitments of $118.8 million in aggregate related to a third-party cloud infrastructure agreement that was subsequently amended in July 2020. The table above reflects $1.8 million, $58.5 million, and $58.5 million that would have been due during the fiscal years ending January 31, 2021, 2022 and 2023, respectively, if such agreement had not been amended. Under the amended agreement, the Company has committed to spend $1.2 billion between August 2020 and July 2025 on cloud infrastructure services ($115.0 million between August 2020 and July 2021, $185.0 million between August 2021 and July 2022, $250.0 million between August 2022 and July 2023, $300.0 million between August 2023 and July 2024, and $350.0 million between August 2024 and July 2025). The Company is required to pay the difference if it fails to meet the minimum purchase commitment during any year.

401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Legal Matters—The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows for fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
Letters of Credit—As of January 31, 2020 and July 31, 2020 (unaudited), respectively, the Company had a total of $14.8 million and $15.0 million in cash collateralized letters of credit outstanding substantially in favor of certain landlords for the Company’s leased facilities. For letters of credit outstanding as of January 31, 2020, these letters of credit renew annually and expire at various dates through fiscal 2033. For letters of credit outstanding as of July 31, 2020 (unaudited), these letters of credit renew annually and expire at various dates through fiscal 2033.
Indemnification—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. During the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), losses recorded in the consolidated statements of operations in connection with the indemnification provisions were not material.
10. Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock is carried at its issuance price, net of issuance costs.
During the fiscal year ended January 31, 2019, the Company issued 134,018 shares of Series E redeemable convertible preferred stock in September 2018 and 29,227,556 shares of Series F redeemable convertible preferred stock in October 2018.
During the fiscal year ended January 31, 2020, the Company issued 850,118 shares of Series F redeemable convertible preferred stock in February 2019. In August 2019, the Company's Chief Financial Officer purchased 762,112 shares of the Company's Series F redeemable convertible preferred stock at a price per share of $14.96125 for an aggregate purchase price of $11.4 million under the terms of his employment offer letter.
In February 2020, the Company issued 8,480,857 shares of Series G-1 redeemable convertible preferred stock and 3,868,970 shares of Series G-2 redeemable convertible preferred stock.

As of January 31, 2019, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,500,000	29,227,556	14.96125	437,227	437,281
	169,581,486	168,309,042		$910,853	$911,268
As of January 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,839,786	30,839,786	14.96125	462,848	461,402
	169,921,272	169,921,272		$936,474	$935,389
As of July 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
	(unaudited)
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,839,786	30,839,786	14.96125	462,848	461,402
Series G-1	8,480,857	8,480,857	38.77	328,645	328,803
Series G-2	3,868,970	3,868,970	38.77	149,928	150,000
	182,271,099	182,271,099		$1,415,047	$1,414,192
Significant rights and preferences of the above redeemable convertible preferred stock are as follows:
Conversion—Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into such number of shares of Class B common stock as is determined by dividing the original issuance price for a share by the conversion price at the time in effect for such share. Each share of Series Seed, A, B, C, D, E, F, G-1, and G-2 redeemable convertible preferred stock would convert into Class B common stock on a one-for-one basis. Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon (i) election by majority of the outstanding shares of redeemable convertible preferred stock voting together as a single class on an as-if-converted basis, provided that, the automatic conversion of Series G-1 and Series G-2 redeemable convertible preferred stock requires the vote or written consent of a majority of the outstanding shares of Series G-1 and Series G-2 redeemable convertible preferred stock voting together as a single class on an as-if-converted basis, except if such conversion is in connection with the consummation of a bona fide equity financing for capital raising purposes wherein the price per share of the equity securities offered in such financing is less than the Series G-1 redeemable convertible preferred stock’s original issue price of $38.77 per share and all existing redeemable convertible preferred stock are converted into a single series of capital stock of the Company; (ii) the closing of a firmly underwritten public offering of Class A common stock with gross proceeds of at least $300.0 million (a Qualifying IPO); or (iii) the settlement of the initial trade of shares of Class A common stock on the New York Stock Exchange, Nasdaq Global Select Market, or Nasdaq Global Market (a Direct Listing).
Voting—The holders of redeemable convertible preferred stock are entitled to ten votes per share, which is the same number of votes per share as the Class B common stock into which the redeemable convertible preferred stock is convertible. The holders of redeemable convertible preferred stock vote together as one class with the holders of common stock.
As long as at least 4,000,000 shares (subject to adjustments for stock splits, reverse stock splits, or other similar events) of Series A redeemable convertible preferred stock remain outstanding, the holders of such shares are entitled to elect one member of the board of directors. As long as at least 4,000,000 shares (subject to adjustments for stock splits, reverse stock splits, or other similar events) of Series B redeemable convertible preferred stock remain outstanding, the holders of such shares are entitled to elect one member of the board of directors. The holders of outstanding common stock, voting as a separate class, are entitled to elect two members of the board of directors. The holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-if-converted basis, are entitled to elect all remaining members of the board of directors.
Dividends—Holders of redeemable convertible preferred stock shall be entitled to receive, when, as, and if declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent of the original issue price of each redeemable convertible preferred stock series per annum. Such dividends shall be payable on a pari passu basis and only when, as, and if declared by the Board and shall be non-cumulative. No dividends on redeemable convertible preferred stock or common stock have been declared by the Board of Directors through January 31, 2020 or July 31, 2020 (unaudited).
Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a Liquidation Event), the holders of redeemable convertible preferred stock shall be entitled, before any distribution or payment shall be made to the holders of common stock, on a pari passu basis among each other, to be paid out of the assets of the Company legally available for distribution for each share of redeemable convertible preferred stock, an amount per share of redeemable convertible preferred stock equal to the greater of (i) the original issuance price plus all declared and unpaid dividends on such redeemable convertible preferred stock; or (ii) the amount of cash, securities, or other property to which such redeemable convertible preferred stockholders would be entitled to receive if such shares had been converted to common stock immediately prior to the Liquidation Event. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of the redeemable convertible preferred stock, then the assets shall be distributed among the holders of redeemable convertible preferred stock on a pari passu basis, in proportion to the full amounts to which they would otherwise be respectively entitled.
After the payment of the full liquidation preference to redeemable convertible preferred stock, the remaining assets of the corporation legally available for distribution to stockholders will be distributed ratably to the holders of common stock.
Classification—The convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a merger or sale of substantially all the assets of the Company. The convertible preferred stock is not mandatorily redeemable, but since a deemed liquidation event would constitute a redemption event outside of the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the consolidated balance sheets.

11. Equity
Common Stock—The Company has two classes of common stock: Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical, except for voting rights. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to ten votes per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon certain deemed liquidation events. The common stock is not redeemable at the option of the holder.
Shares of Class B common stock may be converted to Class A common stock at any time immediately following an IPO or Direct Listing at the option of the stockholder. At any time following an IPO or Direct Listing, shares of Class B common stock automatically convert to Class A common stock upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of the Company’s founders); and (iii) on the final conversion date, defined as the earlier to occur following an IPO or Direct Listing of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock; (b) the seventh anniversary of the IPO or Direct Listing; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.
Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.
The Company had reserved shares of common stock for future issuance as follows:

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Redeemable convertible preferred stock	168,309,042	169,921,272	182,271,099
Common stock warrants	32,336	32,336	32,336
2012 Equity Incentive Plan:
Options outstanding	51,535,443	80,903,200	72,228,820
RSUs outstanding	—	—	4,853,231
Shares available for future grants	5,479,974	412,401	18,299,095
	225,356,795	251,269,209	277,684,581
In January and November 2018, the Company’s Board of Directors approved two separate issuer tender offers which allowed eligible employees to sell shares of common stock to the Company. The issuer tender offers were completed in March 2018 and January 2019, respectively. As part of these tender offers, an aggregate of 6.0 million shares of outstanding Class B common stock were purchased from participating employees for a total consideration of $60.0 million. The common stock purchased was retired immediately thereafter. Of the $60.0 million total aggregate consideration, the fair value of the shares tendered of $29.7 million was recorded in accumulated deficit, while the amounts paid in excess of the fair value of common stock at the time of purchase of $30.3 million were recorded as stock-based compensation expense.
In February 2020, certain third parties unaffiliated with the Company commenced an offer to purchase existing outstanding shares of the Company’s Class B common stock from certain equity holders at a price of $38.77 per share. The Company was not a party to this transaction. The transaction was completed in March 2020, and an aggregate of 8.6 million shares of the Company’s Class B common stock were transferred to these third parties.
Equity Incentive Plan—In 2012, the Company’s Board of Directors approved the adoption of the 2012 Equity Incentive Plan (the Plan). The Plan provides for the grant of stock-based awards to employees, non-employee directors, and other service providers of the Company.
Stock Options—Stock options granted under the Plan generally vest based on continued service over four years and expire ten years from the date of grant. Certain employees were granted stock options under the Plan that become exercisable at any time following the date of grant and expire ten years from the date of grant.
Stock option activity and activity regarding shares available for grant under the Plan during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 is as follows:

	Shares Available for Grant under the Plan	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance—February 1, 2018	18,692,404	33,242,864	$1.03	8.8	$98,314
Shares authorized	11,322,700	—
Options granted	(25,229,343)	25,229,343	4.41
Options exercised	—	(5,292,551)	1.14
Options forfeited	1,644,213	(1,644,213)	2.23
Restricted stock awards granted	(950,000)	—
Balance—January 31, 2019	5,479,974	51,535,443	2.63	8.8	287,993
Shares authorized	33,799,630	—
Options granted	(46,934,532)	46,934,532	9.21
Options exercised	—	(9,735,006)	3.47
Options forfeited	7,831,769	(7,831,769)	4.07
Repurchase of unvested common stock	252,260	—
Restricted stock awards granted	(16,700)	—
Balance—January 31, 2020	412,401	80,903,200	6.21	8.6	1,546,313
Shares authorized (unaudited)	20,870,187	—
Options granted (unaudited)	(740,961)	740,961	28.02
Options exercised (unaudited)	—	(6,844,642)	3.05
Options forfeited (unaudited)	2,570,699	(2,570,699)	6.99
Repurchase of unvested common stock (unaudited)	40,000	—
RSUs granted (unaudited)	(4,882,781)	—
RSUs forfeited (unaudited)	29,550	—
Balance—July 31, 2020 (unaudited)	18,299,095	72,228,820	$6.70	8.2	$4,500,129
Vested and exercisable—January 31, 2020		19,019,813	$2.81	7.4	$428,095
Vested and exercisable—July 31, 2020 (unaudited)		23,877,847	$4.43	7.5	$1,541,700
The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2019 and 2020 was $3.73 and $4.41, respectively. The intrinsic value of options exercised during the fiscal years ended January 31, 2019 and 2020 was $29.3 million and $89.9 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The aggregate grant-date fair value of options vested during the fiscal years ended January 31, 2019 and 2020 was $9.4 million and $53.5 million, respectively.
The weighted-average grant-date fair value of options granted during the six months ended July 31, 2019 and 2020 (unaudited) was $3.89 and $14.78, respectively. The intrinsic value of options exercised during the six months ended July 31, 2019 and 2020 (unaudited) was $18.3 million and $264.1 million, respectively. The aggregate grant-date fair value of options vested during the six months ended July 31, 2019 and 2020 (unaudited) was $21.6 million and $50.8 million, respectively.

Restricted Stock Awards—Restricted stock award activity during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 is as follows:

	Under the Plan		Out of the Plan
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—February 1, 2018	392,210	$4.00	2,054,890	$1.20
Granted	950,000	7.44	—	—
Vested	(421,830)	4.67	(402,444)	—
Unvested Balance—January 31, 2019	920,380	7.24	1,652,446	1.49
Granted	16,700	8.58	661,635	1.61
Vested	(920,380)	7.24	(442,222)	0.50
Repurchased	—	—	(268,297)	—
Unvested Balance—January 31, 2020	16,700	8.58	1,603,562	2.06
Vested (unaudited)	(16,700)	8.58	(680,826)	2.01
Unvested Balance—July 31, 2020 (unaudited)	—	$—	922,736	$2.11
From time to time, the Company has granted restricted stock awards under the Plan to certain third-party service providers in exchange for their services. These restricted stock awards vest upon the satisfaction of certain performance-based vesting conditions. The aggregate grant-date fair value of restricted stock awards vested under the Plan was $2.0 million, $6.7 million, $4.1 million, and $0.1 million for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.
In December 2017, the Company issued 1,250,000 shares of restricted common stock out of the Plan to an employee at $1.59 per share, payable by a promissory note. The promissory note accrued interest at the lower of 2.11% per annum or the maximum interest rate on commercial loans permissible by law and is partially secured by the underlying restricted stock. The promissory note was considered nonrecourse from an accounting standpoint, and therefore the notes are not reflected in the consolidated balance sheets and consolidated statements of stockholders’ deficit. Rather, the note issuances and the share purchases are accounted for as stock option grants, with the related stock-based compensation measured using the Black-Scholes option-pricing model and recognized over the vesting period of five years. The associated shares are legally outstanding and included in the balance of Class B common stock outstanding in the consolidated financial statements. These shares of restricted common stock were considered unvested as of January 31, 2020 because the underlying promissory notes were not repaid. In May and June 2020, the outstanding principal amount and all accrued interest under this promissory note of $2.1 million was repaid, and 625,000 shares of restricted common stock were unvested as of July 31, 2020 (unaudited).
During the fiscal year ended January 31, 2020, in connection with the acquisition of a privately-held company, the Company issued 661,635 shares of restricted common stock out of the Plan. Of the total shares issued, 215,031 shares vested on the grant date, and the remaining shares vest over four years from the grant date. The related post-acquisition stock-based compensation expense of $1.1 million is being amortized over the requisite service period of four years in the consolidated statements of operations.
Common Stock Subject to Repurchase—Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded in other liabilities on the consolidated balance sheets. The shares issued upon the early exercise of these unvested stock option awards, which are reflected as exercises in the stock option activity table above, are considered to be legally issued and outstanding on the date of exercise. Upon termination of service, the Company may repurchase unvested shares acquired through the early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. There were 3,441,819, 2,104,331, and 616,400 shares subject to repurchase as of January 31, 2019 and 2020 and July 31, 2020 (unaudited), respectively, as a result of early exercised options.

In January 2016, the Company issued 1,609,778 shares of common stock to an employee under a restricted stock agreement at the then-current fair value of common stock of $0.65 per share. These shares are subject to vesting over a term of four years from the grant date. Upon termination of service, the Company has the right to repurchase the unvested portion of these restricted stock at the lower of the fair value of the shares on the date of repurchase or their original issue price. The proceeds related to the unvested portion of these restricted stock are recorded in other liabilities on the consolidated balance sheets. In June 2019, the Company repurchased 268,297 shares of unvested restricted common stock under this agreement upon termination of the employment agreement.
As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the liabilities for common stock subject to repurchase were $4.5 million, $4.5 million, and $3.2 million, respectively, which were recorded as other liabilities on the consolidated balance sheets.
Modification of Early Exercised Stock Options—In connection with the termination of a former executive officer in April 2019, certain shares of his early exercised stock options were vested immediately. The remaining early exercised stock options held by him are subject to continuous vesting if he continues to provide service to the Company as an advisor through a pre-determined future date. The acceleration and continuation of vesting were accounted for as a modification of the terms of the original award. The incremental stock-based compensation expense related to this modification was $16.7 million, of which $14.0 million, $8.3 million, and $2.7 million was recognized during the fiscal year ended January 31, 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.
RSUs—During the six months ended July 31, 2020 (unaudited), the Company began granting more RSUs than options and issued RSUs to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation expense related to RSUs remained unrecognized as of July 31, 2020 (unaudited).
RSU activity during the six months ended July 31, 2020 was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—January 31, 2020	—	$—
Granted (unaudited)	4,882,781	47.13
Forfeited (unaudited)	(29,550)	38.77
Unvested Balance—July 31, 2020 (unaudited)	4,853,231	$47.18
Stock-Based Compensation—The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted to employees and non-employees during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Expected term (in years)	6.27	5.98	6.00	6.03
Expected volatility	42.9%	36.9%	37.1%	36.9%
Risk-free interest rate	2.9%	2.0%	2.2%	1.2%
Expected dividend yield	—%	—%	—%	—%
Expected term—For stock options considered to be “plain vanilla” options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term.

Expected volatility—The Company performed an analysis of using the average volatility of a peer group of representative public companies with sufficient trading history over the expected term to develop an expected volatility assumption.
Risk-free interest rate—Based upon quoted market yields for the United States Treasury debt securities for a term consistent with the expected life of the awards in effect at the time of grant.
Expected dividend yield—Because the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.
Fair value of underlying common stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Cost of revenue	$1,895	$3,650	$1,850	$2,281
Sales and marketing	15,647	20,757	10,626	10,233
Research and development	28,284	15,743	6,411	9,818
General and administrative	6,912	38,249	15,580	16,317
Stock-based compensation, net of amounts capitalized	52,738	78,399	34,467	38,649
Capitalized stock-based compensation	577	1,080	452	736
Total stock-based compensation	$53,315	$79,479	$34,919	$39,385
As of January 31, 2020, total compensation cost related to unvested stock options and restricted stock awards not yet recognized was $227.2 million, which will be recognized over a weighted-average period of 3.2 years.
As of July 31, 2020 (unaudited), total compensation cost related to unvested stock options and restricted stock awards not yet recognized was $189.4 million, which will be recognized over a weighted-average period of 2.8 years. In addition, if the listing and public trading of the Company’s common stock had occurred on July 31, 2020 (unaudited), the Company would have recognized $29.1 million of stock-based compensation for all RSUs that had fully or partially satisfied the service-based vesting condition on that date and would have $199.8 million of unrecognized compensation cost to be recognized over a weighted-average period of 2.1 years.
12. Income Taxes
The components of income (loss) before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
U.S.	$(178,732)	$(351,100)
Foreign	1,524	3,558
Loss before income taxes	$(177,208)	$(347,542)

The provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Current provision:
State	$356	$194
Foreign	477	1,400
Deferred provision (benefit):
Federal	(11)	(512)
State	(2)	(89)
Foreign	—	—
Provision for income taxes	$820	$993
The effective income tax rate differs from the federal statutory income tax rate applied to the loss before provision for income taxes due to the following (in thousands):

	January 31,
	2019	2020
Income tax expense computed at federal statutory rate	$(37,214)	$(72,984)
State taxes, net of federal benefit	(6,168)	(12,239)
Research and development credits	(5,278)	(5,805)
Stock-based compensation	1,150	6,905
Change in valuation allowance	47,521	83,966
Other	809	1,150
Total	$820	$993
A valuation allowance has been recognized to offset the Company’s deferred tax assets, as necessary, by the amount of any tax benefits that, based on evidence, are not expected to be realized. As of January 31, 2019 and 2020, the Company believes it is more likely than not that the deferred tax assets will not be fully realizable and continues to maintain a full valuation allowance against its net deferred tax assets.
Significant components of the Company’s deferred tax assets and deferred tax liabilities are shown below (in thousands):

	January 31,
	2019	2020
Deferred tax assets:
Net operating losses carryforwards	$83,553	$157,995
Tax credit carryforwards	8,853	14,892
Stock-based compensation	—	4,437
Lease liabilities	4,148	50,624
Other	2,448	1,651
Total deferred tax assets	99,002	229,599
Less: valuation allowance	(84,012)	(165,067)
Net deferred tax assets	14,990	64,532
Deferred tax liabilities:
Stock-based compensation	(1,172)	—
Capitalized commissions	(9,948)	(17,698)
Operating lease right-of-use assets	(3,870)	(46,834)
Total deferred tax liabilities	(14,990)	(64,532)
Net deferred tax assets (liabilities)	$—	$—

The valuation allowance was $84.0 million and $165.1 million as of January 31, 2019 and 2020, respectively, primarily relating to U.S. federal and state net operating loss carryforwards and tax credit carryforwards. The valuation allowance increased $47.2 million and $81.1 million during the fiscal years ended January 31, 2019 and 2020, respectively, primarily due to increased U.S. federal and state net operating loss carryforwards and tax credit carryforwards.
As of January 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of $632.4 million and $385.8 million, respectively. Of the $632.4 million U.S. federal net operating loss carryforwards, $64.0 million may be carried forward indefinitely with no limitation when utilized, and $487.6 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $80.8 million will begin to expire in 2031. The state net operating loss carryforwards begin to expire in 2029. As of January 31, 2020, the Company also had federal and state tax credits of $12.3 million and $7.9 million, respectively. The federal tax credit carryforwards will expire beginning in 2031 if not utilized. The state tax credit carryforwards do not expire. Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.
Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company’s foreign subsidiaries as of January 31, 2020 due to the Company’s intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
The following table shows the changes in the gross amount of unrecognized tax benefits (in thousands):

	January 31,
	2019	2020
Beginning balance	$933	$2,407
Increases based on tax positions during the current period	1,474	1,650
Ending balance	$2,407	$4,057
As of January 31, 2019 and 2020, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.
There were no interest and penalties associated with unrecognized income tax benefits for the fiscal years ended January 31, 2019 and 2020.
Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.
The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. Tax years 2012 and forward generally remain open for examination for federal and state tax purposes. Tax years 2017 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years’ tax returns, net operating loss carryforwards at January 31, 2019 and 2020 will remain subject to examination until the respective tax year is closed.
For the Six Months Ended July 31, 2019 and 2020 (Unaudited)
The Company has an effective tax rate of (0.2)% for each of the six months ended July 31, 2019 and 2020. The Company has incurred U.S. operating losses and has minimal profits in its foreign jurisdictions.
The Company has evaluated all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and has determined that it is more likely than not that its net deferred tax assets will not be realized in the United States. Due to uncertainties surrounding the realization of the deferred tax assets, the Company maintains a full valuation allowance against its net deferred tax assets.

The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted by the United States on March 27, 2020. The Company is continuing to analyze the impacts of the CARES Act. The CARES act did not have a material impact on the Company’s provision for income taxes for the six months ended July 31, 2020.
13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share
The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Numerator:
Net loss attributable to common stockholders	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted	38,162,228	44,847,442	41,691,615	56,809,625
Net loss per share attributable to common stockholders – basic and diluted	$(4.67)	$(7.77)	$(4.25)	$(3.01)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would have been anti-dilutive:

	January 31,		July 31,
	2019	2020	2019	2020
			(unaudited)
Redeemable convertible preferred stock	168,309,042	169,921,272	169,159,160	182,271,099
Stock options	51,535,443	80,903,200	76,373,904	72,228,820
Common stock warrants	32,336	32,336	32,336	32,336
Shares subject to repurchase(1)	6,014,645	3,724,593	4,287,719	1,539,136
RSUs(2)	—	—	—	4,853,231
Total	225,891,466	254,581,401	249,853,119	260,924,622
________________
(1)Includes 920,380, 16,700, 327,700, and zero shares of restricted stock that were subject to performance-based vesting conditions as of January 31, 2019 and 2020 and July 31, 2019 and 2020 (unaudited), respectively.
(2)These RSUs were subject to a performance-based vesting condition as of July 31, 2020. See Note 11 for details on these awards.

Unaudited Pro Forma Net Loss Per Share
The following table presents the calculation of unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal Year Ended January 31, 2020	Six Months Ended July 31, 2020
Numerator:
Net loss and pro forma net loss	$(348,535)	$(171,278)
Denominator:
Weighted-average shares used in computing basic net loss per share	44,847,442	56,809,625
Pro forma adjustment to reflect conversion of redeemable convertible preferred stock	169,479,985	181,559,881
Weighted-average shares used in computing pro forma net loss per share	214,327,427	238,369,506
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(1.63)	$(0.72)
14. Geographic Information
Revenue by geographic area, based on the location of the Company’s users, was as follows (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
United States	$90,222	$233,828	$94,105	$206,465
Other	6,444	30,920	9,939	35,495
Total	$96,666	$264,748	$104,044	$241,960
Long-lived assets, comprising property and equipment, net and operating lease right-of-use assets, by geographic area were as follows (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
United States	$22,756	$212,189	$220,785
Other	—	10,923	9,032
Total	$22,756	$223,112	$229,817
15. Subsequent Events
The Company has evaluated subsequent events through June 7, 2020, the date on which these consolidated financial statements for the fiscal years ended January 31, 2019 and 2020 were available for issuance:
In February 2020, the Company issued approximately 8.5 million shares of Series G-1 redeemable convertible preferred stock and approximately 3.9 million shares of Series G-2 redeemable convertible preferred stock, all at $38.77 per share, for proceeds of $478.6 million, net of issuance costs.
In February 2020, certain third parties unaffiliated with the Company commenced an offer to purchase outstanding shares of the Company’s Class B common stock from certain equity holders at a price of $38.77 per share. The Company was not a party to this transaction. The transaction was completed in the first quarter of fiscal 2021, and an aggregate of 8.6 million shares of the Class B Company’s common stock were transferred to these third parties.

In March 2020, the Company issued 2,295,492 RSUs to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation cost related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, stock-based compensation cost will be recorded based on the grant-date fair value of the RSUs using the accelerated attribution method.
16. Subsequent Events (Unaudited)
In preparing the unaudited interim consolidated financial statements for the six months ended July 31, 2019 and 2020, the Company has evaluated subsequent events through August 24, 2020, the date these unaudited interim consolidated financial statements were available for issuance.
Events Subsequent to Original Issuance of Unaudited Interim Consolidated Financial Statements
In September 2020, the Company issued 2,841,823 RSUs to its employees with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation cost related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, stock-based compensation cost will be recorded based on the grant-date fair value of the RSUs using the accelerated attribution method.
In September 2020, the Company entered into purchase agreements with Salesforce Ventures LLC and Berkshire Hathaway Inc. to each purchase $250 million of the Company’s Class A common stock in a private placement at a price per share equal to the initial public offering price. The purchase of the Company’s Class A common stock in contingent upon, and will occur immediately subsequent to, the closing of the initial public offering.
In September 2020, the Company’s Board of Directors adopted, and its stockholders approved, the 2020 Equity Incentive Plan (the 2020 Plan), which will become effective in connection with the IPO. A total of 34,100,000 shares of the Company’s Class A common stock have been reserved for issuance under the 2020 Plan in addition to (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under the 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under the Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78,816,888.
In September 2020, the Company’s Board of Directors adopted, and its stockholders approved, the 2020 Employee Stock Purchase Plan (the 2020 ESPP), which will become effective in connection with the IPO. A total of 5,700,000 shares of the Company’s Class A common stock have been reserved for future issuance under the 2020 ESPP, in addition to any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under the 2020 ESPP.
In September 2020, the Company’s Board of Directors and stockholders approved, and the Company filed, a certificate of amendment to the Company’s amended and restated certificate of incorporation to increase the number of authorized shares of the Class A common stock and Class B common stock to 2,500,000,000 and 355,000,000, respectively.

28,000,000 Shares
Snowflake Inc.
Class A Common Stock

Goldman Sachs & Co. LLC		Morgan Stanley

J.P. Morgan Securities LLC	Allen & Company LLC	Citigroup

Credit Suisse	Barclays	Deutsche Bank Securities	Mizuho Securities	Truist Securities

BTIG	Canaccord Genuity	Capital One Securities	Cowen

D.A. Davidson & Co.	JMP Securities	Oppenheimer & Co.	Piper Sandler	Stifel

Academy Securities	Loop Capital Markets	Ramirez & Co., Inc.	Siebert Williams Shank